UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission File Number 001-37622

BLOCK, INC.
(Exact name of registrant as specified in its charter)

Delaware	**80-0429876**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

1955 Broadway, Suite 600
Oakland, CA 94612[1]
(Address of principal executive offices, including zip code)

(415) 375-3176
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0000001 par value per share	XYZ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

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[1] We have adopted a distributed work model and, therefore, have no formal headquarters. This address represents our "principal executive office," which we are required to identify under Securities and Exchange Commission rules.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on June 30, 2025 as reported by the New York Stock Exchange on such date was approximately $39.4 billion. Shares of the registrant's Class A common stock and Class B common stock held by each executive officer, director and holder of 5% or more of the outstanding Class A common stock and Class B common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 20, 2026, the number of shares (in thousands) of the registrant's Class A and Class B common stock outstanding were 539,103 and 59,993, respectively.

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "appears," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about our future financial and operating performance, our expectations regarding transaction and loan losses, the adequacy of our allowance for credit losses on loans held for investment, or increased delinquencies, and the impact of inaccurate estimates or inadequate reserves, our anticipated growth and growth strategies and our ability to effectively manage that growth, our ability to invest in and develop our products and services to operate with changing technology, including our ability and timing to integrate artificial intelligence and cryptocurrency features into our business and products, the expected benefits of artificial intelligence ("AI") tools to our employees, to our customers, to the pace of our innovation and to our overall business, the expected benefits of our products to our customers and the impact of our products on our business, our expectations regarding product launches, trends in our markets and the continuation of such trends, our expectations related to our recently announced workforce reduction and anticipated costs, impact, risks and benefits of such action, our plans with respect to patents and other intellectual property, our expectations regarding litigation and regulatory matters, the adequacy of reserves for such matters and the impact of any such matters or settlements thereof on our business, our expectations regarding share-based compensation, our expectations regarding the impacts of accounting guidance and the timing of our compliance therewith, our expectations regarding restricted cash, and the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements.

We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

All forward-looking statements are based on information and estimates available to us at the time of filing this Annual Report on Form 10-K and are not guarantees of future performance. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

PART I

ITEM 1. BUSINESS

Our Purpose

At Block, Inc. (together with its subsidiaries, "Block" or "we"), we are building technology that enables people and businesses to participate more fully in the economy. Our purpose is economic empowerment, helping individuals and businesses manage, move, and grow their money through simple and connected tools.

Our Ecosystems

Block designs and operates connected ecosystems that integrate commerce solutions, financial services, software, hardware, and networks to serve individuals and small businesses, primarily through Cash App's consumer network and Square's business ("seller") network. Our platform integrates payments, banking, lending, and commerce solutions designed to provide secure, reliable, and scalable financial infrastructure. We apply data, automation, and AI to improve the speed, accuracy, and usability of our products.

Our ecosystem strategy connects these capabilities across both sellers and consumers. The ecosystems share common infrastructure for payments processing, risk management, identity, and data, allowing customers to access multiple products across a connected platform. We continue to invest in capabilities that enhance interoperability and efficiency, including embedded financial services, automation, and open protocols such as Bitcoin.

Square Ecosystem

We started Block with the Square ecosystem in February 2009 to enable businesses to accept card payments, a critical capability that had previously been inaccessible to many businesses. As our company grew, we recognized that sellers need a broad set of integrated solutions to operate efficiently and competitively. We saw how we could apply our strength in technology and innovation to help sellers. We have since expanded Square into a comprehensive commerce ecosystem that provides more than 30 distinct products and services to help our sellers start, run, and grow their businesses. We combine commerce solutions, financial services, and bitcoin capabilities to create products and services that are cohesive, fast, self-serve, and elegant. These attributes differentiate Square in a fragmented industry that traditionally forced sellers to stitch together products and services from multiple vendors, and often rely on inefficient non-digital processes and tools. Our ability to add new sellers efficiently, help them grow their business, and cross-sell our products and services has historically contributed to our growth.

Cash App Ecosystem

Cash App provides an ecosystem of financial products and services to help consumers manage their money. Cash App's mission is to redefine the world's relationship with money by making it more relatable, instantly available, and universally accessible. While Cash App started with the single ability to send and receive money, it now provides an ecosystem of commerce solutions, financial services, and Bitcoin capabilities focused on helping consumers make their money go further by enabling customers to store, send, receive, spend, invest, buy now, pay later ("BNPL"), borrow, or save their money with Cash App. Similar to our Square ecosystem, we believe the aggregation of these products into one app differentiates Cash App from competitors and provides greater utility for customers, allowing Cash App to build retentive relationships with its customers. Over time, with its bank partners, Cash App is aiming to become one of the top providers of banking services to households in the United States that earn up to $150,000 per year.

TIDAL Ecosystem

TIDAL expands our purpose of economic empowerment to artists. TIDAL is a global platform for musicians and their fans that uses unique content, experiences, and features to bring fans closer to artists and to provide artists with tools to succeed as entrepreneurs. TIDAL offers an extensive catalog of more than 250 million songs and 1,000,000 high-quality videos. TIDAL has a global presence with listeners in more than 60 countries and relationships with nearly 300 labels and distributors.

Bitcoin Ecosystem

Our bitcoin ecosystem includes our bitcoin hardware projects, which include Bitkey, which is a self-custody bitcoin wallet, Proto, which is a bitcoin mining system, as well as Spiral, an independent team focused on contributing to bitcoin open source work. We believe our bitcoin ecosystem can help address inefficiencies in the current financial system, especially with respect to identity and trust. Through our bitcoin initiatives, we are developing open hardware, self-custody tools, and decentralized technologies that enable individuals to securely own and verify their digital assets, reinforcing user control and trust without reliance on traditional financial intermediaries.

Our Segments and Revenue Categories

Our two reportable segments are Square and Cash App, which reflects our two primary ecosystems and the manner in which the Company's chief operating decision maker ("CODM") reviews and assesses performance. Historically, we reported revenue by category, including transaction-based revenue, subscription and services-based revenue, hardware revenue, and bitcoin revenue. These categories represented the primary sources of revenue within our Square and Cash App ecosystems.

We have realigned our revenue categories to better reflect the evolution of our company. Since our initial public offering, we have grown from a payments-focused platform into a broader ecosystem that includes loan products through financial services and bitcoin-related offerings. These businesses are integral to our operations and illustrate the expanded scope of our company today. As a result, we identified three reportable revenue categories: Commerce Enablement, Financial Solutions, and the Bitcoin Ecosystem.

- Commerce Enablement empowers sellers and consumers to transact across our ecosystems. It primarily includes Square payments, software, and hardware, Cash App Card, Cash App Pay, our BNPL products, and Cash App Business. Commerce Enablement also includes TIDAL streaming and artist tools, which extend our commerce capabilities to creators.

- Financial Solutions provides banking, lending, and money management products for individuals and businesses. This primarily includes Cash App Borrow, Instant Deposit, Interest Income, Paper Money Deposits, ATM, and brokerage services, as well as Square Loans, Savings, Balances, and Square Card. Financial Solutions enables customers to access, manage, and grow their money.

- Bitcoin Ecosystem encompasses our consumer and business bitcoin products, including bitcoin buy/sell functionality in Cash App, Square Bitcoin, Proto, and Bitkey. This ecosystem reflects our efforts to make bitcoin accessible, secure, and integrated into everyday financial activity through the development of open financial infrastructure.

These revenue categories reflect how we see our business today. Each revenue category represents a distinct driver of growth and profitability within our business and is supported by shared infrastructure, including our automation and artificial intelligence platform. Together, these revenue categories generated $10.4 billion in gross profit in 2025.

Our Customers

Our Square Sellers

Square sellers represent a diverse range of industries (including services, food-related, and retail businesses) and sizes, ranging from sole proprietors to multinational businesses. Square sellers span geographies, including the United States, Canada, Japan, Australia, the United Kingdom, Ireland, France, and Spain. We have also increasingly served mid-market sellers, which we define as sellers that generate more than $500,000 in annualized Square Gross Payment Volume ("Square GPV"), due to our ability to offer more flexible and complex solutions than traditional alternatives, as well as a growing product suite. For the years ended December 31, 2025, 2024, and 2023, none of our customers accounted for greater than 5% of Square GPV. We define Square GPV as the total dollar amount of all card and bank payments processed by sellers using Square, net of refunds.

In the year ended December 31, 2025, more than 4.5 million sellers used the Square ecosystem to make 5.9 billion individual sales transactions totaling $250 billion of Square GPV. These sales transactions originated from more than 800 million payment cards, across more than 300 million buyer profiles.

The charts below show the percentage mix of our Square GPV by seller industry and seller size for the year ended December 31, 2025:





Our Cash App Customers

As of December 2025, Cash App had 59 million monthly transacting actives across the United States. In 2025, Cash App was the number one finance app on Google Play and number three finance app on iOS based on downloads in the United States. Cash App has a diverse mix of customers and, in the United States, had monthly transacting actives in each of the 50 states and nearly every county as of December 2025.

In 2025, Cash App transacting actives brought $316 billion in inflows into Cash App. In the fourth quarter of 2025, our Cash App monthly transacting actives brought in an average of $1,410 of inflows during the quarter. A transacting active is a Cash App account that has at least one financial transaction using any product or service within Cash App during the specified period. Examples of transactions include sending or receiving a peer-to-peer payment, transferring money into or out of Cash App, making a purchase using Cash App Card, earning a dividend on a stock investment, and paying back a loan, among others. Certain of these accounts may share an alias identifier with one or more other transacting active accounts. This could represent, among other things, one customer with multiple accounts or multiple customers sharing one alias identifier (for example, families).



Cash App Inflows Per Active



$1,022	$1,061	$1,149	$1,261	$1,410
Q4 2021	Q4 2022	Q4 2023	Q4 2024	Q4 2025

Cash App Monthly Transacting Actives



44M	51M	56M	57M	59M
Dec 2021	Dec 2022	Dec 2023	Dec 2024	Dec 2025

<center>**Our Products and Services**</center>

Square

Our Square ecosystem consists of more than 30 distinct commerce enablement and financial services products. Our products are designed to be self-serve and intuitive to make initial setup and new employee training fast and easy, although we also offer full-service setup and support. Our products are also flexible enough to serve the needs of both small, single location and large, complex multi-location sellers. Our products are integrated to create a seamless experience and enable a holistic view of sales, customers, employees, and finances. We supplement these first party capabilities with our open developer platform that enables integrations with third-party applications. We monetize these products primarily through our Commerce Enablement solutions, including payment processing, software, and hardware as well as through Financial Solutions, such as lending and banking services.

Our pricing and packaging model is intended to enhance product discovery, support increased software adoption and retention, and reflect our continued focus on maintaining simple and transparent pricing practices.

Strategic Priorities: Our focus for Square is reflected in three core pillars: Commerce, Automation, and Networks.

- **Commerce:** Square seeks to simplify selling for businesses of varying sizes by offering software, hardware, payments, and financial solutions delivered through a vertically integrated platform. These solutions are intended to support key seller workflows, including point-of-sale, ordering, inventory, staffing, and business management.

- **Automation:** We are focused on enabling growth by leveraging AI to increase productivity and outcomes for our sales and marketing, customer service, and engineering efforts, in addition to building features that help sellers grow their businesses. We aim to enhance seller efficiency by automating operational and financial tasks. Square's AI-enabled tools are designed to reduce manual work, support sellers' decision-making, and enable sellers to manage their operations and finances more effectively, and give them time back.

- **Networks:** Our strategy includes strengthening local commerce ecosystems by enabling deeper connections among sellers, their customers, staff, and other sellers, and by leveraging Cash App's network of monthly transacting actives to expand seller reach and support ecosystem engagement.

Commerce Enablement

Square's commerce enablement products include our payments, software, and hardware products, which together provide an integrated operating system for local commerce. These products enable sellers to accept payments, manage orders and inventory, engage customers, and operate their businesses across a range of industries and geographies.

- **Square Payments** capabilities enable sellers to accept card-present and card-not-present payments across in-person, online, mobile, and invoice-based channels. Square acts as both the merchant of record and payment service provider, settling funds with sellers and managing associated payment-related risk. Square generates payment processing fees on each completed transaction, which represent a significant component of Commerce Enablement revenue. As merchant of record, Square maintains contractual relationships with acquiring processors, card networks, and other providers of transaction-processing services. These arrangements often include commercial terms that are not typically available to sellers contracting independently with such providers.

- **Square Software** products enable sellers to manage point-of-sale operations, conduct commerce across in-person and online channels, and engage with their customers. These products are designed to simplify business management by integrating payment acceptance, order and inventory management, and customer engagement into a single platform.

  In 2025, Square introduced a streamlined pricing and packaging framework consisting of three bundled tiers that combine software functionality with corresponding payment-processing rates. This structure is intended to simplify pricing, improve onboarding, and increase software adoption across the seller base. In addition to these tiers, we also offer custom pricing for larger sellers to meet their specific business needs.

<center>10</center>

Square Point of Sale is Square's primary commerce application for sellers and provides a customizable point-of-sale solution that supports a broad range of business types and operational needs. Additional software capabilities, including online and remote payment solutions, enable sellers to synchronize inventory, orders, and customer data across sales channels, supporting omnichannel commerce.

Square also provides customer engagement and marketing tools that help sellers attract and retain buyers through loyalty and rewards programs, digital marketing campaigns, and gift card offerings. Operational tools, such as Square Team Management and Square Payroll, allow sellers to manage scheduling, performance, and payroll administration. These products integrate directly with Square's commerce and financial services, providing sellers with a cohesive experience.

For developers and larger sellers, Square offers application programming interfaces and software development kits that extend Square's commerce and payments functionality to custom applications and third-party systems, enabling deeper integration and expanding payment volume across channels.

- **Square Hardware** is custom-designed and can process all major card payment forms, including magnetic stripe, EMV chip, and NFC (contactless). Sellers are able to accept cards issued by Visa, Mastercard, American Express, Discover, JCB (in Japan), Interac Flash (in Canada), e-Money (in Japan), and eftpos (in Australia). Square hardware can be integrated with additional accessories such as cash drawers, receipt printers, scales, and barcode scanners to provide sellers with a comprehensive point-of-sale solution. Square's hardware portfolio includes the following:

  - **Square Register** is an all-in-one offering that combines our hardware, point-of-sale software, and payments technology. The dedicated hardware consists of two screens: a seller display and a customer display with a built-in card reader that accepts tap, dip, and swipe payments.

  - **Square Terminal** is a portable, all-in-one payments device and receipt printer to replace traditional keypad terminals. It accepts tap, dip, and swipe payments, enabling payments anywhere in the store.

  - **Square Stand** enables an iPad to be used as a payment terminal or full point-of-sale solution. It features an integrated contactless and chip reader.

  - **Square Reader** for contactless and chip accepts EMV chip cards and NFC payments, enabling acceptance via Apple Pay, Google Pay, and other mobile wallets.

  - **Square Reader** for magstripe enables swiped transactions of magnetic-stripe cards by connecting with an iOS or Android smartphone or tablet via the headphone jack or Lightning connector.

  - **Square Handheld** is a portable point-of-sale device that enables sellers to accept payments, manage orders, and perform back-of-house tasks through a single, integrated hardware solution.

Financial Solutions

Through our wholly-owned subsidiary bank, Square Financial Services, Inc. ("Square Financial Services") and with our third-party bank partners, we offer a growing number of Financial Solutions products that make it easier for sellers to manage cash flow and get faster access to funds. These products include lending, deposits, savings, payment acceleration tools, and related financial services.

- **Square Lending** provides a platform of lending products to qualified Square sellers. Square Loans facilitates loans to qualified Square sellers through Square Financial Services. We are able to underwrite these loans by using our unique data set of the seller's Square transactions to help facilitate loan underwriting and collections. Generally, loan repayment occurs automatically through a fixed percentage of every card transaction a seller takes. Loans are sized to be less than 20% of a seller's expected annual Square GPV and, by simply running their business, sellers historically have repaid their loans within ten months on average. We currently fund a majority of these loans from arrangements with institutional third-party investors who purchase these loans on a forward-flow basis, which mitigates our balance sheet and liquidity risk. Since its public launch in May 2014, Square Loans has facilitated more than 4.0 million loans and advances, representing more than $32.8 billion in principal amount loaned or advanced. We launched Square Credit Card in 2023 to provide another lending option to qualified Square sellers. We generate revenue from lending primarily through loan origination and servicing fees and from the sale of loans to third-party investors.

- **Instant Transfer** enables sellers to receive funds from their payments instantly or later that same day. Instant Transfer is an important tool for sellers that need faster access to their funds in order to better manage their cash flow or working capital. We generate revenue from per-transfer fees.

- **Square Checking** provides sellers with an account provided through our bank partner that is eligible for FDIC deposit insurance if certain conditions are met. Square Checking gives sellers instant access to their sales and the ability to immediately use those funds via a debit card (Square Card), withdraw funds from an ATM, or transfer funds via ACH. We earn revenue on eligible transactions primarily through debit card interchange.

- **Square Savings** is an FDIC-insured, interest earning business savings account at Square Financial Services, with no monthly fees or minimums to open or maintain, designed to make cash flow management easier for sellers. With Square Savings, sellers can put aside a portion of their sales in their savings account while also organizing their money within folders, streamlining the process of saving funds for specific goals and priorities, such as quarterly tax obligations. We earn interest income from funds held in these accounts.

Bitcoin Ecosystem

Square provides bitcoin functionality that enables eligible sellers in the United States to accept bitcoin as a form of payment. Sellers may accept bitcoin payments via the Lightning Network, a second-layer protocol built on the bitcoin blockchain that facilitates faster transactions with little to no fees. Sellers may elect to retain proceeds in bitcoin or automatically convert them into U.S. dollars. Additionally, Square allows sellers to acquire bitcoin by converting a portion of their daily card sales into bitcoin.

Cash App

With Cash App, we are building an ecosystem of financial products and services that helps consumers manage their money by making it more relatable, instantly available, and universally accessible. Cash App is primarily in the United States and has a diverse set of customers across demographics and regions. In addition, we offer BNPL products across the United States, Australia, Canada, New Zealand and the United Kingdom. We use our inflows framework to assess the performance of Cash App across transacting actives, inflows per active, and the monetization rate on inflows.

Customers can fund their Cash App accounts in a variety of ways, including by receiving money from another Cash App customer through the app's core peer-to-peer transfer service, transferring money from a bank account, depositing mobile checks, adding physical cash at participating retailers, receiving a recurring paycheck by direct deposit, and through other channels. These funds can then be sent to another customer through the app, spent anywhere that accepts Visa cards or Cash App Pay, withdrawn from an ATM using the Cash App Card, invested in stocks or exchange-traded funds ("ETFs"), used to buy bitcoin, or transferred to a bank account (either instantly for a fee or for free in one to three days).

Strategic Priorities

Cash App is building the financial operating system for the next generation through four integrated capabilities: networks, commerce, banking, and bitcoin. Each capability addresses a distinct financial need while reinforcing the others through shared infrastructure and automation. Together, these capabilities connect people to their communities, help customers manage and spend their money, support saving and borrowing, and enable easy access to bitcoin. We measure progress through network density, engagement, and product adoption across each capability.

- **Network:** Cash App's foundation is its customer networks that engage with each other through peer to peer functionality. We are focused on deepening relationships among individuals and their local communities through features that make transacting and sharing money simple and social. We are focused on expanding access by serving younger customers and families, and have made Cash App available to individuals aged 13 and older. Teens can use Cash App with parental oversight, allowing parents to set permissions, view activity, and maintain transparency over spending. We are also developing social and community-based features such as expanded profiles, pools, sharing and recommendations, and Neighborhoods, which help customers connect with people and businesses nearby. These features are designed to make Cash App a more interactive, social, and trusted financial network. Over time, this connected network supports local commerce and strengthens the relationship between Cash App and Square sellers.

- **Commerce:** Our commerce products help customers manage their spending. Cash App connects consumers and merchants through Pay Now products such as Cash App Card, Cash App Pay, and our BNPL products, enabling flexible and secure payments across online and in-person channels.

- **Banking:** Our banking initiatives aim to help customers save, invest, and borrow more effectively to drive customer value and deeper primary banking relationships with Cash App. Through Square Financial Services and with our third-party bank partners, we offer direct deposit and lending products. Cash App also offers higher savings yield, overdraft protection up to certain limits, free in-network ATM withdrawals and priority support for customers with Cash App Green. We continue to invest in new programs like Cash App Green, which are designed to deepen engagement with customers who use Cash App as their primary financial account by providing benefits to customers who meet certain deposit or spending thresholds.

- **Bitcoin:** Bitcoin is a key component of Cash App's strategy to expand financial access. Customers can buy, sell, and send bitcoin directly within Cash App and use the Lightning Network to pay with bitcoin quickly and at low cost.

Commerce Enablement

Cash App's Commerce Enablement products connect consumers and merchants through a broad range of Pay Now and Pay Later capabilities that help consumers manage everyday spending and make money movement fast and accessible. Together, these products represent a core component of Cash App's strategy to build a connected financial platform for the next generation while strengthening engagement across the broader ecosystem.

- **Cash App Card** is a debit card, issued by our bank partner, and linked directly to a customer's Cash App balance. Customers can order a Cash App Card for free and use it anywhere that accepts Visa cards to make purchases, drawing down from the funds stored in their Cash App balance. Cash App earns interchange fees when individuals make purchases with their Cash App Card. Customers can select new or promotional Cash App Card designs for a fee, and can also withdraw funds from an ATM using the Cash App Card.

- **Cash App Pay** is a simple, mobile-friendly way for Cash App customers to pay at merchants across online and in-person channels.

- **Cash App Business** allows businesses to accept payments for their business through Cash App for a fee, while allowing higher weekly limits and providing relevant tax reporting forms.

BNPL Products

Cash App and Afterpay offer a wide range of Pay Later capabilities that make purchasing more flexible and accessible for consumers. For merchants, these offerings are designed to improve conversion and increase average order values.

- **Pay in 4:** Through the use of our BNPL products, consumers can split their purchases into generally three or four installments, typically due in two-week increments, without paying fees (if payments are made on time). We pay retail merchants the full order value up front (less a percentage fee) and assume the risk of non-payment from the consumer.

- **Pay Monthly:** We also offer the ability for consumers to pay for larger transaction sizes over a three-, six-, twelve-, or twenty-four-month period using a monthly payment option. The structure of the product includes no late fees and no compounding interest with a cap on total interest owed. Similar to Pay in 4, we pay retail merchants the full order value up front (less a percentage fee) and assume the risk of non-payment from the consumer.

- **Advertising and affiliate:** We generate hundreds of millions of leads each year for merchants and we have channeled this demand towards scaling an ads and affiliate program for our merchants: for affiliate relationships, we receive a commission when a consumer begins their shopping journey in the Afterpay App and makes a purchase. We may also receive digital advertising revenue based on clicks to a merchant site from the Afterpay App as well as flat fees for premium ad placements.

- **Afterpay Card, Afterpay Plus Card:** We offer two in-store cards that allow consumers to pay in 4 for in-person transactions at a merchant's point of sale. The Afterpay Card allows consumers to shop in-store at Afterpay merchants and is free for the consumer. The Afterpay Plus Card is currently available to select Afterpay consumers in certain regions for a monthly fee and allows them to shop in-store anywhere that Apple Pay or Google Pay is accepted.

- **Afterpay Post-Purchase:** Allows eligible consumers to convert completed transactions into installment payments, extending Afterpay's Pay Later functionality beyond the point of sale. We charge a flat finance fee depending on a customer's state of residence.

Financial Solutions

Cash App's Financial Solutions help customers better manage their financial lives with a suite of banking, lending, and investment tools. Through Square Financial Services and third-party bank partners, we offer a growing number of banking services that are designed to make it easier for customers to manage cash flow and provide them with fast access to funds.

- **Cash App Borrow:** Cash App Borrow provides eligible customers with access to short-term loans for a fixed fee, with repayment made through scheduled installments or as a percentage of amounts received into the customer's Cash App account. Eligibility and loan terms are determined using proprietary underwriting models that incorporate customer transaction history and other data available within the Cash App ecosystem. Our underwriting framework leverages internally developed models informed by more than a decade of experience managing lending risk across Block, as well as millions of historical repayment outcomes and near real-time Cash App transaction data to assess and monitor credit risk. In 2025, the average Cash App Borrow loan was repaid in less than four weeks. In 2025, we also introduced Cash App Score, an internally developed credit scoring framework used to support underwriting decisions, credit limit management, portfolio monitoring, and product eligibility across our lending offerings. We expect our credit models and scoring infrastructure to support responsible borrowing and the disciplined expansion of access to credit within the Cash App ecosystem.

- **Instant Deposit:** Customers are able to instantly transfer funds from Cash App to a bank account for a fee. We believe our customer base values fast access to funds, and this speed is one example of how we differentiate our ecosystem.

- **Peer-to-peer:** Payments form the basis of our Community development pillar because customers engage in financial transactions with other members of the Cash App community. When customers use peer-to-peer, they are inviting their friends, family, and coworkers to download Cash App so that they can send each other money. Peer-to-peer becomes more useful for our customers as their communities expand, so our customers are naturally incentivized to bring more people into their networks. We offer the peer-to-peer service to our Cash App customers for free when a linked debit account is used to fund a transaction, as we consider peer-to-peer to be a marketing tool to encourage Cash App usage. We charge a fee to the sender when transactions are funded using a credit card, and a fee to the recipient if it is a business account.

- **Direct deposit** capabilities, in alliance with our bank partner and system processor, allow customers to receive their recurring paycheck, tax refund, or government disbursement into their Cash App account, which they can then use to send, spend, store, or invest.

- **Savings** allows customers to designate a separate savings balance, and easily set and track towards financial goals. Customers can add money to their savings balance using their Cash App balance, a linked debit card, or direct deposit through Round Ups on purchases with Cash App Card.

- **Stock Brokerage:** Customers can use Cash App to invest their funds for free in U.S. listed stocks and ETFs for as little as $1.

- **Tax Preparation:** Cash App Taxes provides a seamless, mobile-first solution for consumers to file their taxes for free.

Bitcoin Ecosystem

We have a simple bitcoin exchange and custody solution that provides customers with an on-ramp and off-ramp to buy and sell bitcoin with Cash App for as little as $1 and a custodial account to store it securely without needing to keep track of any private keys. Our solution offers features that allow customers to complete auto buys and custom limit orders, as well as direct deposit to auto-convert their paycheck into bitcoin and earn instant bitcoin rewards on Cash App Card purchases. We also allow U.S. actives to send and receive bitcoin to/from anyone with a compatible wallet via the Lightning Network.

Other

In addition to Cash App and Square, we operate other businesses that advance our purpose of economic empowerment, primarily through bitcoin innovation and infrastructure.

Bitcoin Ecosystem

- **Bitkey:** Bitkey is a self-custody bitcoin wallet that gives individuals secure control over their bitcoin without relying on third-party custodians. Bitkey combines a mobile application, a hardware device, and recovery options that balance accessibility with security. Bitkey supports customers globally and is designed to increase individual participation in the bitcoin network by simplifying self-custody.

- **Proto:** Proto designs mining systems and firmware in order to make the bitcoin network more decentralized, efficient, and accessible. Proto's work includes the design of mining systems and open-source firmware that aim to lower barriers to entry for miners while promoting transparency in bitcoin mining.

- **Open-Source and Network Initiatives:** We also support Spiral, an independent team focused on contributing to open-source bitcoin development and ecosystem growth. Spiral's efforts advance the scalability, security, and usability of the bitcoin protocol and related tools, benefiting the broader bitcoin community.

Sales and Marketing

Square

The Square ecosystem has a strong brand affinity among its sellers, which we believe strengthens the Square brand and helps drive efficient customer acquisition.

Direct marketing, online and offline, has also been an effective customer acquisition channel. These tactics include online search engine optimization and marketing, online display advertising, direct mail campaigns, direct response television advertising, mobile advertising, and affiliate and seller referral programs.

Our direct sales and account management teams also contribute to the acquisition and support of larger sellers. Historically, our sales team was primarily focused on converting inbound leads from interest generated through other acquisition channels, and in more recent years, we have built out an outbound sales team focused on outreach to new prospective sellers. In the fourth quarter of 2024, we began hiring a field sales team to focus exclusively on in-person seller outreach to further increase acquisition of larger sellers. In 2025, we continued expanding our field sales organization, which now has approximately 150 representatives. We intend to continue expanding our field sales presence in domestic and international markets.

Our direct, ongoing interactions with our sellers help us tailor offerings to them, at scale, and in the context of their usage. We use various scalable communication channels such as email marketing, in-product notifications and messaging, and Square Communities, our online forum for sellers, to increase the awareness and usage of our products and services with little incremental sales and marketing expense. Our customer support team also helps increase awareness and usage of our products as part of helping sellers address inquiries and issues.

In addition to direct channels, we work with third-party developers and other partners who offer our solutions to their customers. As of December 31, 2025, Square had more than 1,000 managed partners connected to its platform.

Cash App

Cash App has also developed a strong brand, which can be traced back to our compelling features, self-serve experience, unique design, and engaging marketing.

Peer-to-peer transactions serve as the primary acquisition channel for Cash App. Peer-to-peer transactions have powerful network effects as every time a customer sends or requests money, Cash App can potentially acquire a new customer or re-engage an existing customer. We have enhanced the efficiency of peer-to-peer transfers by streamlining the onboarding process for Cash App, enabling customers to sign up in minutes. We offer the peer-to-peer service to our Cash App customers for free, and we consider it to be a marketing tool to encourage the usage of Cash App. We do not generate revenue on the majority of peer-to-peer transactions and for these transactions we characterize card issuance costs, peer-to-peer costs, and risk loss as a sales and marketing expense.

We continued to increase the pace of product development to support customer acquisition and retention.

Cash App also uses paid marketing, including referrals, advertising spend, partnerships, and social media campaigns, to expand its network, as these programs help reach new customers, enhance its brand, and improve retention among existing customers. Cash App has a dedicated sales team focused on products like BNPL, Monthly Payment Solution, Cash App Pay, and other new and emerging products. This team builds relationships with several of the largest and most well known merchants in the US and relevant international markets for BNPL.

Product Development and Technology

We design both our Square and Cash App products and services to be cohesive, fast, self-serve, and elegant, and product development is a cross-functional effort combining individuals from product management, engineering, data science, analytics, design, and product marketing. Our products and services are platform-agnostic with most supporting iOS, Android, and web. We frequently update our software products and have a rapid software release schedule with improvements deployed regularly. Our services are built on a scalable technology platform, and we place a strong emphasis on data analytics and machine learning to maximize the efficacy, efficiency, and scalability of our services.

In our Square ecosystem, this technology platform enables us to capture and analyze billions of transactions per year and automate risk assessment for more than 99.95% of all transactions. Our Square hardware is designed and developed in-house, and we contract with third-party manufacturers for production.

Our Competition

Square

The markets in which our Square ecosystem operates are competitive and evolving. Our competitors range from large, well-established vendors to smaller, earlier-stage companies. We seek to differentiate ourselves from competitors primarily on the basis of our extensive commerce ecosystem and our focus on building remarkable products and services that are cohesive, fast, self-serve, and elegant. In addition, we differentiate ourselves by offering transparent pricing, no mandatory long-term contracts, and our ability to innovate and reshape the industries we operate in to expand access to traditionally unserved or underserved sellers. With respect to each of these factors, we believe that we compare favorably to our competitors. Competitors that overlap with certain functions and features that we provide include:

- Business software providers such as those that provide point of sale, website building, inventory management, employee management, customer relationship management invoicing, and appointment booking solutions;
- Payment terminal vendors;
- Merchant acquirers;
- Banks that provide payment processing, checking, savings, loans, and payroll;
- Pen and paper, manual processes, and paper currency;
- Payroll processors; and
- Established or new alternative lenders.

Cash App

Cash App competes with other companies in peer-to-peer payments, debit and prepaid cards, credit card rewards, stock trading, tax filing, digital wallet, bitcoin exchanges, BNPL providers, and shopping and consumer demand generation. Our competitors include money transfer apps, debit card offerings, brokerage firms, tax firms, financial technology apps, banks, and crypto trading services.

We compete primarily on our differentiated lifestyle brand, the breadth of our network, the range of products in our ecosystem, and the simplicity and quality of our customer experience. We invest in brand, design, and technology with an aim to keep our products fast and simple, while also improving and expanding our features.

Intellectual Property

We seek to protect our intellectual property rights by relying on a combination of federal, state, and common law rights in the United States and other countries, as well as on contractual measures. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology. In addition to these contractual measures, we also rely on a combination of trademarks, trade dress, domain names, copyrights, trade secrets, and patent rights to help protect our brand and our other intellectual property. Additionally, we regularly contribute software source code under open source and other permissive licenses and have made other technology we developed, such as AI agents, available under such licenses, and we include open source software in our products.

We have developed a patent program and strategy to identify, apply for, and secure patents for innovative aspects of our products, services, and technologies where appropriate. We also pursue registration of our trademarks, logos, service marks, trade dress, and domain names in the United States and in other jurisdictions. We intend to file additional patent applications as we continue to innovate through our research and development efforts and to pursue additional patent protection to the extent we deem it beneficial and cost-effective, including acquiring patent assets or licensing patent rights from third parties. In addition, we participate in a number of industry organizations that facilitate patent pools or non-assertion commitments, such as the Cryptocurrency Open Patent Alliance that we co-founded, LOT Network, and Open Invention Network.

Government Regulation

Foreign and domestic legal requirements apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, monetary penalties, and constraints on our ability to continue to operate. It is also possible that current or future laws or regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services, or that could require costly, time-consuming, or otherwise burdensome compliance measures from us.

Payments Regulation

Various laws and regulations govern the payments industry in the United States and globally. For example, certain jurisdictions in the United States require a license to offer money transmission services, such as Cash App's peer-to-peer payments, and we maintain a license in each of those jurisdictions and comply with new license requirements as they arise. We are also registered as a "Money Services Business" with the U.S. Department of Treasury's Financial Crimes Enforcement Network ("FinCEN"). These licenses and registrations subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and examination by state and federal regulatory agencies.

Outside the United States, we provide localized versions of some of our services to customers, including through various foreign subsidiaries. The activities of those non-U.S. entities are, or may be, supervised by regulatory authorities in the jurisdictions in which they operate. For instance, we hold an Australian Financial Services License issued by the Australian Securities and Investments Commission to provide non-cash payments in Australia, and we are licensed as an Electronic Money Institution to provide payments services and electronic money in the United Kingdom by the Financial Conduct Authority and in the European Union by the Central Bank of Ireland.

Our payments services may be or become subject to regulation by other authorities, and the laws and regulations applicable to the payments industry in any given jurisdiction are always subject to interpretation and change.

Consumer Protection

Federal, local, state, and foreign regulatory and law enforcement agencies regulate financial products and enforce consumer protection laws, including those applicable to credit, deposit, and payments services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret, and enforce rules and regulations that affect our business.

Anti-Money Laundering, Anti-Corruption, and Sanctions

We are subject to anti-money laundering ("AML"), anti-corruption, and economic and trade sanctions laws and regulations in the United States and other jurisdictions in which we operate. The anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, generally prohibit companies from making or offering improper payments to foreign government officials and political figures for the purpose of obtaining or retaining business or to gain an unfair business advantage. Economic and trade sanctions programs that are administered by the U.S. Department of the Treasury's Office of Foreign Assets Controls and equivalent applicable foreign authorities prohibit or restrict transactions to or from, or dealings with, specified countries, governments, individuals and entities, including narcotics traffickers and terrorists or terrorist organizations. We have implemented compliance programs and controls designed to comply with the laws and regulations to which we are subject.

Bank Regulation

Our subsidiary, Square Financial Services, operates as a Utah-chartered industrial loan company governed by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). Deposit insurance is provided by the FDIC. Our partnerships with FDIC-insured financial institutions to offer certain banking products to customers also subject us to certain federal banking regulations.

Lending Regulation

Various laws and regulations govern lending in the United States and internationally. In the United States, Square Capital, LLC holds and maintains lending and collections licenses with state regulators to support lending products offered across the United States. Afterpay US Services, LLC holds and maintains lending licenses to support its product offerings. These lending licenses subject us to the supervision and examination authority of state regulators, and our partnerships with FDIC-insured financial institutions to offer certain lending products to customers subjects us to federal regulation and supervision.

Outside the United States, we provide localized versions of some of our lending services to customers, including through our various foreign subsidiaries. The activities of our foreign subsidiaries are, or may be, supervised by regulatory authorities in the jurisdictions in which they operate. For example, we hold an Australian Credit Licence issued by the Australian Securities and Investments Commission.

Our lending services have been and may continue to be subject to regulation by other applicable authorities or jurisdictions, and the laws and regulations applicable to the lending industry in any given jurisdiction are always subject to interpretation and change.

Broker-Dealer Regulation

Our subsidiary, Cash App Investing LLC ("Cash App Investing"), operates as a broker-dealer and is therefore registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). As a broker-dealer, Cash App Investing is subject to SEC and FINRA rules and regulations concerning matters that include, without limitation, how it markets its services, handles customer assets, keeps records, and reports to the SEC and FINRA. Cash App Investing is also registered in each state where it conducts business, and subject to those states' securities laws and regulations.

Virtual Currency Regulation

We are subject to certain licensing and supervisory frameworks as a result of our virtual currency offerings, through which customers can buy, receive, hold and sell bitcoin, and transfer bitcoin. Square sellers can also receive bitcoin as a form of payment. We currently hold a New York State BitLicense and a Virtual Currency Business License in Louisiana. The laws and regulations applicable to virtual currency are evolving and subject to interpretation and change. Therefore, our current and future virtual currency services may be or become subject to additional licensing, regulatory requirements and oversight by other state and federal authorities.

Protection and Use of Information

We collect and use a wide variety of information for various purposes in our business, including to help ensure the integrity of our services and to provide features and functionality to our customers. This aspect of our business, including the collection, use, disclosure, and protection of the information we acquire from our own services as well as from third-party sources, is subject to laws and regulations in the United States, the European Union, and elsewhere. Accordingly, we publish our privacy notices and terms of service, which describe our practices concerning the use, transmission, and disclosure of information. As our business continues to expand in the United States and worldwide, and as laws and regulations continue to be passed and their interpretations continue to evolve in numerous jurisdictions, additional laws and regulations may become relevant to us.

Communications Regulation

We send texts, emails, and other communications in a variety of contexts, such as when providing digital receipts and marketing. Communications laws and regulations, including those promulgated by the Federal Communications Commission, apply to certain aspects of this activity in the United States and elsewhere.

Additional Developments

Various legislative bodies and regulatory agencies in the United States and elsewhere in our international markets continue to examine a wide variety of issues that could impact our business, including privacy, data protection, information security, virtual currencies, identity theft, tax, marketing, and labor and employment matters. As our business continues to develop and expand, additional laws, rules and regulations may become relevant.

Seasonality

Historically, commerce enablement revenue for our Square ecosystem has been strongest in our fourth quarter and weakest in our first quarter, as our sellers typically generate additional GPV during the holiday season. Financial solutions and bitcoin ecosystem revenues generally demonstrate less seasonality than commerce enablement revenue.

Historically, our Cash App ecosystem has experienced improvements in revenue, gross profit, and inflows related to the distribution of government funds as customers have deposited more funds into Cash App during these times, including during the first quarter when U.S. tax refunds are typically distributed. Certain products within Cash App may also experience stronger fourth quarters and weaker first quarters, such as our BNPL products, which typically generates additional revenue and gross profit during the holiday season. Typical seasonality trends for the Cash App ecosystem are also impacted by bitcoin revenue, which is driven by customer demand and the current market price of bitcoin, and as such, may not be indicative of future performance and skew typical seasonality trends in the Cash App ecosystem.

Human Capital

Our employees are a driving force behind our purpose of economic empowerment. Attracting, developing, and retaining top talent remain a focus in the development of our human capital programs. As of December 31, 2025, we had 10,205 full-time employees worldwide with 2,472 full-time employees outside the US. We also engage temporary employees and consultants as needed to support our operations. In February 2026 we announced a workforce reduction restructuring plan (the "Workforce Plan") designed to better align our organizational structure with our operating model and strategic priorities. As part of the Workforce Plan, we expect to reduce our current workforce by more than 40%. We expect that the execution of the Workforce Plan will be substantially complete by the end of the second quarter of fiscal 2026.

We have a purpose-driven culture, with a focus on employee input and well-being, which we believe enables us to attract and retain exceptional talent. We offer learning and development programs for all employees, including manager enablement offerings. Employees have the opportunity to actively voice their questions and thoughts through many internal channels, including our company townhall meetings. Our distributed work model means that we no longer have a designated headquarters location and, for the vast majority of roles, employees have the flexibility to work within or outside a Block office space. Our distributed work model has unlocked opportunities to hire and retain talent in more locations, as we can hire employees in locations where we do not have office space, and employees can continue to work for us if they need or want to relocate.

A key focus of our human capital management approach is our commitment to promoting inclusion and fairness in our workplace. We consider it a business requirement to build a company that reflects the customers and communities we serve. We have established company-wide manager expectations, including their responsibility to break down silos and hierarchy, maintain physiological safety and seek divergent perspectives. Across our employee programs, we have embedded policies and practices to ensure that hiring, promotion and compensation decisions are based on merit alone.

From a total rewards perspective, Block offers a competitive compensation and benefits package, which is reviewed and updated each year. Our annual compensation planning coincides with our feedback cycle during which employees and managers have performance conversations to facilitate learning and career development. As part of our compensation review program, pay equity analyses are conducted annually.

Corporate Information

Block was incorporated in Delaware in June 2009. In 2020, we adopted a distributed work model and we no longer have a designated headquarters location. Our principal executive office, which we are required to identify under SEC rules, is 1955 Broadway, Suite 600 Oakland, CA 94612. Our telephone number is (415) 375-3176. Our website is located at www.block.xyz, and our investor relations website is located at investors.block.xyz. The information contained in, or accessible through, our website (including any referenced reports or documents) is not part of or incorporated into, this Annual Report on Form 10-K.

We use various trademarks and trade names in our business, including "Block," "Square," "Cash App," "Afterpay," and "Proto," which we have registered in the United States and in various other countries. This Annual Report on Form 10-K also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this Annual Report on Form 10-K.

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), are available, free of charge, on our investor relations website as soon as reasonably practicable after we electronically file or furnish such material with the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website, as well as the X (formerly known as Twitter) accounts @Blocks and @BlockIR, as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our board committee charters, code of business conduct and ethics, and corporate governance guidelines, is also available on our investor relations website under the heading "Governance Documents." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes, before making any investment decision with respect to our securities. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risk Factors Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be harmed, including risks regarding the following:

Risks related to our business and our industry:
- our ability to retain existing sellers and customers, attract new sellers and customers, and increase sales to both new and existing sellers and customers;
- our investments in our business and ability to maintain profitability;
- our recently announced workforce reduction and related reorganization, including the potential for increased reliance on proactive intelligence and artificial intelligence tools;
- our ability to maintain, protect, and enhance our brands;
- our efforts to expand our product portfolio and market reach;
- our ability to develop products and services to address the rapidly evolving market for commerce and financial services;
- competition in our markets and industry;
- risks related to disruptions in or negative perceptions of the cryptocurrency market;
- development and use of AI, including generative AI, in our products;
- any acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions that we may undertake;
- operating or expanding our business globally;
- risks related to the banking ecosystem, including through Square Financial Services, our bank partnerships, and FDIC and other regulatory obligations;
- risks related to our loan products such as repayments and general macroeconomic conditions; and
- risks related to our majority interest in TIDAL.

Operational risks:
- real or perceived improper or unauthorized use of, disclosure of, or access to data;
- real or perceived security breaches or incidents or human error in administering our software, hardware, and systems;
- systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services or those of our sellers;
- any failure to safeguard the bitcoin we hold on behalf of ourselves and other parties;
- our risk management efforts;
- our dependence on payment card networks and acquiring processors;
- our reliance on third parties and their systems for a variety of services, including the processing of transaction data and settlement of funds;
- our dependence on key management and any failure to attract, motivate, and retain our employees;
- our operational, financial, and other internal controls and systems;
- any shortage, price increases, tariffs, changes, delay or discontinuation of our key components; and
- the integration of our services and our products with a variety of operating systems.

Economic, financial, and tax risks:
- a deterioration of general macroeconomic conditions;
- any inability to secure financing on favorable terms, or at all;
- our ability to service our debt, including our Convertible Notes and our Senior Notes (each as defined below);
- counterparty risk with respect to our convertible note hedge transactions;
- our bitcoin investments being subject to volatile market prices and other risks of loss;
- foreign exchange rates risks; and
- any greater-than-anticipated tax liabilities or significant valuation allowances on our deferred tax assets.

Legal, regulatory, and compliance risks:
- extensive regulation and oversight in a variety of areas of our business;
- complex and evolving regulations and oversight related to privacy, data protection, and cybersecurity;
- litigation, including intellectual property claims, government investigations or inquiries, and legal and regulatory matters;
- obligations and restrictions as a licensed money transmitter and virtual currency business;
- regulatory scrutiny or changes in the BNPL space;
- regulation and scrutiny of our subsidiary Cash App Investing, which is a broker-dealer registered with the SEC and a member of FINRA, including net capital and other regulatory capital requirements;
- regulation and scrutiny of our subsidiary Square Financial Services, which is a Utah state-chartered industrial loan company, including the requirement that we serve as a source of financial strength to it;
- any inability to protect our intellectual property rights;
- assertions by third parties of infringement of intellectual property rights by us; and
- increased scrutiny from investors, regulators, and other stakeholders relating to environmental, social, and governance issues.

Risks related to ownership of our common stock:
- the dual class structure of our common stock;
- volatility of the market price of our Class A common stock;
- the dual-listing of our Class A common stock on the NYSE and our CHESS Depositary Interests ("CDIs") on the Australian Securities Exchange ("ASX");
- our convertible note hedge and warrant transactions;
- anti-takeover provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, and provisions of Delaware law; and
- exclusive forum provisions in our bylaws.

Risks Related to Our Business and Our Industry

Our growth rate has slowed at times and may slow or decline in the future, and our growth rates in each of our reporting segments may vary. Future revenue and gross profit growth depends on our ability to retain existing sellers and customers, attract new sellers and customers, and increase sales to both new and existing sellers and customers.

Our rate of revenue and gross profit growth has slowed at times and may decline in the future, and it may slow or decline more quickly than we expect for a variety of reasons, including the risks described in this Annual Report on Form 10-K. Additionally, our rate of revenue and gross profit growth may vary between our reporting segments. For example, in recent periods our Cash App segment revenue and gross profit growth has varied and may continue to vary from the growth rate of our Square segment. Our sellers and customers have no obligation to continue to use our services, and we cannot assure you that they will. We generally do not have long-term contracts with our sellers and customers, and the difficulty and costs associated with switching to a competitor may not be significant for many of the services we offer. Our sellers' activity with us may decrease for a variety of reasons, including sellers' level of satisfaction with our products and services, our pricing and the pricing and quality of competing products or services, conditions impacting their businesses, including the effects of economic conditions, or reductions in the aggregate spending of our sellers' customers. Growth in transacting actives on Cash App and customers' level of engagement with our products and services on Cash App are important to our success and long-term financial performance. However, the growth rate of transacting actives has fluctuated over time and may slow or decline in the future. A number of factors have affected and could negatively affect Cash App customer growth, inflows, and engagement levels, including our ability to introduce new products and services that are compelling to our customers and that they adopt, changes to our systems, competitive offerings in the market, processes or other technical or operational requirements that impact how customers use or access our products and services, the impact on our network of other customers choosing whether to use Cash App, our decision to expand into or exit certain markets, technical or other problems that affect customer experience, failure to provide sufficient customer support, fraud and scams targeting Cash App customers, changes in the regulatory environment or regulations applicable to us, and harm to our reputation and brand. Further, certain events or programs, such as government stimulus programs may correlate with periods of significant growth, but such growth may not be sustainable. Additionally, the growth rate of Cash App revenue may be distorted by the prices of bitcoin, as bitcoin revenue may increase or decrease due to changes in the price of, and demand for, bitcoin and may not correlate to customer or engagement growth rates.

The growth of our business depends in part on our existing sellers and customers expanding their use of our products and services. If we are unable to increase broader use of our products and services, our growth may slow or stop, and our business may be materially and adversely affected. The growth of our business also depends on our ability to attract new sellers and customers, to encourage sellers and customers to use our products and services, and to introduce successful new products and services. We have invested and will continue to invest in our business in order to offer better or new features, products, and services and to adjust our product offerings to changing economic conditions, but if those features, products, services, and changes fail to be successful on the expected timeline or at all, our growth may slow or decline.

We have generated significant net losses in the past, and we intend to continue to invest in our business. Thus, our profitability may decline.

We intend to continue to make investments in our business, including with respect to our employee base, sales and marketing, development of new products, services, and features; acquisitions; infrastructure; expansion of international operations, and general administration, including legal, finance, and other compliance expenses related to our business. We also plan to continue to invest in the development of new technologies and initiatives, which may not be successful or may not generate sufficient returns to offset the investment. If the costs associated with acquiring and supporting new or larger sellers, attracting and supporting new Cash App customers, or with developing and supporting products, services and technologies increase in the future, including the fees we pay to third parties to advertise our products and services and compliance costs, our total expenses may rise significantly. In addition, increases in our seller base could result in increased expenses because costs associated with new sellers are generally incurred up front, while revenue is recognized in future periods as our products and services are used by our sellers. Moreover, businesses we acquire may have different profitability than our existing business, which may affect our overall profitability. If we are unable to generate adequate revenue growth and manage our expenses with respect to acquired businesses or our business as a whole, we may incur significant losses and may not maintain profitability on a consistent basis.

From time to time, we have made and we may in the future make decisions that will have a negative effect on our short-term operating results if we believe those decisions will improve our operating results over the long-term. For example, we have implemented, and may in the future implement, expense cuts and reductions in the size of our workforce to, among other things, align our cost structure with our business and longer term strategies. In February 2026 we announced a workforce reduction restructuring plan designed to better align our organizational structure with our operating model and strategic priorities. We expect these actions and decisions will result in increased expenses in the short term, could materially impact our operating results in the periods incurred, may impact our ability to generate and increase revenue and may impact our ability to grow or quickly develop and introduce products. Actual costs related to these changes may also exceed our estimates due to changes in assumptions, additional actions, or unforeseen circumstances. Similarly, any future actions and decisions could likewise result in increased expenses and may impact our ability to grow or quickly develop and introduce products. Further, these decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

Our recently announced workforce reduction and related reorganization, including the potential for increased reliance on proactive intelligence and artificial intelligence tools, may not achieve their intended benefits and could adversely affect our business, financial condition and results of operations.

In February 2026 we announced a workforce reduction restructuring plan designed to better align our organizational structure with our operating model and strategic priorities. As part of this plan, we expect an increased reliance on automation, proactive intelligence capabilities and AI tools that we believe will enhance productivity and maintain operational efficiency. In addition, these actions will result in severance and other restructuring charges, and may require additional investments in technology and systems. We may not realize the expected cost savings, operating efficiencies or other anticipated benefits of these initiatives within the anticipated timeframe, or at all.

The workforce reduction and reorganization may disrupt our operations and adversely affect employee morale and productivity. The departure of employees, including experienced personnel, may result in the loss of institutional knowledge and expertise, and remaining employees may experience increased workloads, which could lead to increased error rates, reduced innovation and attrition of key talent. Our ability to successfully operate with a reduced workforce is expected to depend in part on the effectiveness, reliability and adoption of our proactive intelligence and AI tools. These technologies may not perform as expected, may require more time or expense to implement effectively, may introduce operational or cybersecurity risks, or may fail to enhance productivity and maintain operational efficiency as expected. These actions could increase the risk of operational disruptions, service interruptions, control failures or other significant events, particularly during transition periods, as responsibilities are reassigned and processes are adjusted. We expect to continue to invest in employees we wish to retain and attract, including through increased compensation. In addition, evolving regulatory requirements and public scrutiny relating to AI technologies could increase compliance costs or limit our ability to deploy such tools as intended.

We may also incur additional costs not currently contemplated, including costs related to technology implementation, operational disruptions, employee claims, regulatory compliance, or other matters arising from the workforce reduction and reorganization. We may also suffer indirect harm to our business as a result of reputational harm or concerns our customers have regarding the use of AI. Any failure to successfully implement these actions, or any unintended consequences resulting from them, could result in delays in product development or strategic initiatives and could materially and adversely affect our business, financial condition and results of operations.

In addition, any reassignment of responsibilities, together with potential increased reliance on automation and AI tools to support certain legal, regulatory compliance and risk management functions, may limit our capacity and introduce additional oversight risks. If such tools do not perform as anticipated or are not effectively implemented and monitored, our ability to maintain effective governance, compliance, and risk processes during and after the transition could be impaired, which could increase the risk of regulatory inquiries, investigations, litigation, enforcement actions, control deficiencies and penalties.

Our business depends on our ability to maintain, protect, and enhance our brands.

Having a strong and trusted brand has contributed significantly to the success of our business. We believe that maintaining, promoting, and enhancing Square, Cash App, TIDAL, Afterpay, Proto, and our other brands is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brands will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust and be a technology leader. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brands. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms, such as Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands effectively, our ability to acquire new customers would be materially harmed. We also use retail partners to sell hardware and acquire sellers for Square. Our ability to acquire new sellers could be materially harmed if we are unable to enter into or maintain these partnerships on terms that are commercially reasonable to us, or at all.

Harm to our brands can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality; inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or applications; compliance failures and claims; litigation, regulatory claims, investigations, enforcement actions, settlements or consent orders; errors caused by us or our partners; and misconduct by our partners, service providers, or other counterparties. Even allegations regarding the foregoing may harm our reputation and brands and have an adverse impact on the market price on our Class A common stock. Our recent significant workforce reduction may create uncertainty regarding our financial condition, growth prospects, or operational stability. Sellers, customers and business partners may delay or reconsider relationships, and investors may react negatively, which could adversely affect our reputation, relationships, and stock price. We have also been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company and our business that could damage our reputation and brands and deter customers from adopting our services or our products. In addition, negative statements about us can cause and have caused a decline in the market price of our Class A common stock, divert our management's attention and resources, and could cause other adverse impacts to our business. Partners and influencers, employees, former employees or other third parties with whom we maintain relationships or have maintained relationships with could engage in behavior or use their platforms to communicate directly with our sellers and customers in a manner that reflects poorly on our brands and such behavior or communications may adversely affect us. Further, negative publicity or commentary regarding the partners and influencers or other third parties who are, or are perceived to be, or have been affiliated with us may also damage our reputation, even if the negative publicity or commentary is not directly related to us. Any negative publicity about the industries we operate in or our company, the quality, reliability, or the way in which we market, disclose, or represent our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our sellers, customers, employees and former employees with us, our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain, protect or enhance our brands, our business could be materially and adversely affected.

Our efforts to expand our product portfolio and market reach, including through acquisitions, may not succeed and may reduce our revenue growth and profitability.

We intend to continue to broaden the scope of products and services we offer. However, we may not be successful in maintaining or growing our revenue, or deriving any significant new revenue streams from these products and services. Failure to successfully introduce new or enhanced products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will grow in revenue or contribute to our profitability. Our offerings may present new and difficult technological, operational, and regulatory risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our expansion into newer markets may not lead to growth and may require significant investment of financial resources and of management time and attention, and we may not be able to recoup our investments in a timely manner or at all. In addition, our reduced headcount, any future reduction in headcount or the attrition of key talent may limit our capacity to pursue new product development, geographic expansion, acquisitions, or other growth initiatives. If we are unable to allocate sufficient resources to key priorities, our competitive position and long-term growth prospects could be adversely affected. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Our long-term success depends on our ability to develop products and services to address the rapidly evolving market for commerce and financial services, and, if we are not able to implement successful enhancements and new features for our products and services, our business could be materially and adversely affected.

Rapid and significant technological changes continue to confront the industries in which we operate, including developments in omnichannel commerce, proximity payment devices (including contactless payments via NFC technology), digital banking, mobile financial apps, cryptocurrencies, tokenization (e.g., replacing sensitive data such as payment card information with symbols (tokens) to keep the data safe), blockchain, and AI, including machine learning.

These new and evolving services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them. Our ability to develop new products and services may be inhibited by industry-wide standards, payment card networks, existing and future laws and regulations, resistance to change from our customers, which includes our sellers and their customers, or third parties' intellectual property rights. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on our efforts in a timely manner or at all.

Our success depends in part on our ability to develop new technologies, to adapt to technology changes and evolving industry standards, to incorporate new technologies into our products and services, and to provide products and services that are tailored to specific needs and requirements of our customers. For example, generative AI has become more publicly available and enterprise adoption of generative AI has grown. We have incorporated and expect to continue to incorporate AI features into our products and technologies and our success will depend in part on our ability to do so in a way that is compelling to our customers and cost-effective. We are unable to predict all of the risks related to the use of AI because laws, rules, directives, and regulations governing the use of AI are evolving rapidly and our ability to develop or use AI may be adversely affected. Refer to the risk factor titled "Our recently announced workforce reduction and related reorganization, including the potential for increased reliance on proactive intelligence and artificial intelligence tools, may not achieve their intended benefits and could adversely affect our business, financial condition and results of operations." for additional risks related to our expected and planned use of AI. If we are unable to provide enhancements and new features for our products and services or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business would be materially and adversely affected.

We often rely on third parties, including some of our competitors, for the development of and access to new technologies and development of a robust market for these new products and technologies. Failure to accurately predict or to respond effectively to developments in our industry may significantly impair our business. In addition, because our products and services are designed to operate with a variety of systems, infrastructures, and devices, we need to continuously modify and enhance our products and services to keep pace with changes in technologies. Any failure of our products and services to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our products and services, result in dissatisfaction of our customers, and materially and adversely affect our business.

Substantial and increasingly intense competition in our markets and industry may harm our business.

We compete in markets characterized by vigorous competition, changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. For example, companies not traditionally associated with the payments industry have introduced products or services that are or may become competitive with our business. We compete against many companies to attract customers across our products and services, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. For example, we offer Cash App customers access to banking services and products through our bank partners, as well as through Square Financial Services. We compete with established banks, neobanks, and other financial technology companies that provide access to similar offerings, some of which have larger established customer bases or provide customers with a different range of offerings than we do. We also compete in the BNPL market and a number of our competitors have introduced or offer BNPL products. Competitors in the BNPL space have engaged in, and may continue to engage in, aggressive consumer acquisition campaigns, may develop superior technology offerings, or consolidate with other entities and achieve benefits of scale. Such competitive pressures may materially erode our existing market share in the BNPL space and may hinder our expansion into new markets. In addition, mergers and acquisitions by, and collaborations between, the companies we compete against may lead to even larger competitors with more resources.

Certain sellers have long-standing exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that compete with what we offer. These relationships can make it difficult or cost-prohibitive for us to conduct material amounts of business with them. Competing services tied to established brands may engender greater confidence in the safety and efficacy of their services. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will be materially and adversely affected.

We may also face pricing pressures from competitors. Some competitors may offer lower prices by cross-subsidizing certain services that we also provide through other products they offer. Such competition may result in the need for us to alter our pricing and could reduce our gross profit. Also, sellers may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, reducing our gross profit. We currently negotiate pricing discounts and other incentive arrangements with certain large sellers to increase acceptance and usage of our products and services. If we continue this practice and if an increasing proportion of our sellers are large sellers, we may have to increase the discounts or incentives we provide, which could also reduce our gross profit.

Developments in the cryptocurrency market subject us to additional risks.

Our investments in bitcoin, our bitcoin ecosystem, and our Cash App and Square features that facilitate transactions in bitcoin by our customers and sellers each subject us to additional risks related to developments in the cryptocurrency markets and the resulting impact on customer and investor behavior. Actions taken by regulators, legislatures, and other government actors, including the current U.S. administration, in the cryptocurrency industry, may impact market demand for bitcoin and the supply and pricing for bitcoin. If the cryptocurrency environment deteriorates or improves based on these or other factors, our customers may wish to sell their bitcoin at a price or volume that exceeds the market demand for bitcoin, which could cause disruptions in our operations and have a material and adverse effect on our business and financial condition. If demand increases sharply, either to buy or to sell bitcoin, we may not be able to fulfill that demand in a timely manner or at all, which could result in customer frustration or movement to other platforms. If our customers experience losses due to market fluctuations in the prices of bitcoin, they may reduce or cease their use of our product features that facilitate transactions in bitcoin, or other bitcoin-related products, which could adversely impact our results of operations. Further, our customers could attempt to seek compensation from us for their financial investment losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Any deterioration in the cryptocurrency markets may have an adverse effect on our reputation, and any negative perception by our customers of one or more cryptocurrencies, or our bitcoin operations, may lead to a loss of customer demand for our products and services, any of which could have an adverse impact on our business and financial condition. We may also suffer a decline in the market price of our Class A common stock due to any negative perception by our customers, investors, or the general public, of bitcoin or the cryptocurrency markets.

The development and use of AI in our products may result in reputational and competitive harm and could adversely impact our business.

We have incorporated and expect to continue to incorporate AI technologies, including generative AI and AI agents, into our products and technologies. Our use of AI depends on third-party large language models that we do not control, and these models may generate inaccurate, biased, or unexpected outputs that conflict with our business objectives or brand standards.

Consumer and societal attitudes toward AI are evolving and there is a risk that customers, regulators or the public may perceive AI technologies negatively. Concerns about automation, privacy, security, bias, transparency, flawed datasets, or other ethical considerations could reduce trust in our products and services or deter customer adoption of AI-enabled features in our products or services. Our customers and sellers may become increasingly reliant on AI outputs in our products and services when making financial or operational decisions. AI-enabled features in our products may generate outputs that could be interpreted as regulated advice, even if unintended or automated. If such AI outputs are, or are perceived to be, inaccurate, biased, flawed, or otherwise determined as providing regulated advice without appropriate authorization, we could face reputational harm, regulatory scrutiny, enforcement actions or liability claims, any of which could materially and adversely affect our business, financial condition, and results of operations.

Our ability to develop and deploy AI features depends on the availability and pricing of third-party AI models, tools, and technical infrastructure, and increases in such costs or constraints on availability could adversely affect our ability to scale and our business. Further, evolving and inconsistent legal frameworks governing AI across different jurisdictions, such as the EU AI Act, other international regimes, and emerging U.S. state regulations may create conflicting compliance obligations, all of which may impose additional costs on us, increase our risk of liability and fines, and may require us to modify, limit, or withdraw certain AI-enabled products or services in particular markets, and adversely affect our ability to scale globally.

Our AI initiatives may not improve efficiency, performance, or profitability as expected, and may underperform or fail entirely due to technological limitations, regulatory requirements, or other factors. If our investments in AI do not produce expected benefits, our operating results and long-term growth could be materially and adversely affected.

Acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions. We have in the past acquired or invested in, and we continue to seek to acquire or invest in, businesses, technologies, or other assets that we believe could complement or expand our business, including acquisitions of new lines of business that are adjacent to or outside of our existing ecosystems or geographic territories. As we grow, the pace and scale of our acquisitions may increase and may include larger acquisitions than we have done historically. The identification, evaluation, and negotiation of potential acquisition or strategic investment transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, these transactions involve large challenges and risks, whether or not such transactions are completed, including risks that:

• the transaction may not advance our business strategy or may harm our growth, profitability, or reputation;

• we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

• the transaction may subject us to additional regulatory burdens that affect our business in potentially unanticipated and significantly negative ways;

• we may not realize a satisfactory return on our investment or increase our revenue;

- we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture, or management or other personnel of the acquired business;

- we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses of the acquired business;

- we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all, which may result in impairment charges, costs of winding down acquired operations or other negative impacts to our business;

- we may be unable to retain key personnel;

- acquired businesses or businesses that we invest in may not have adequate controls, processes, and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection, and cybersecurity, and our due diligence process may not identify compliance issues or other liabilities. Moreover, acquired businesses' technology stacks may add complexity, resource constraints, and legacy technological challenges that make it difficult and time consuming to achieve such adequate controls, processes, and procedures;

- we may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring or investing in a business, which could result in additional financial, legal, regulatory, or tax exposure and may subject us to additional controls, policies, procedures, liabilities, litigation, costs of compliance or remediation, or other adverse effects on our business, operating results, or financial condition;

- we may have difficulty entering into new market segments or new geographic territories;

- we may be unable to retain the customers, vendors, and partners of acquired businesses;

- there may be lawsuits or regulatory actions resulting from the transaction;

- there may be risks associated with undetected security weaknesses, cyber-attacks, or security breaches or incidents at companies that we acquire or with which we may combine or partner;

- there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

- acquisitions could result in dilutive issuances of equity securities or the incurrence of additional debt.

We have experienced certain of these risks in connection with our past acquisitions, and any of the foregoing could harm our business and negatively impact our results of operations.

We have in the past, and may in the future, choose to divest certain businesses or product lines. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, loss of employees, customers, or suppliers and the risk that the transaction may not close, any of which would have a material adverse effect on the business to be divested and our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without any corresponding benefit.

Joint ventures and minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with the joint venture or minority investment. In addition, we may be dependent on joint venture partners, controlling shareholders, management, or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us, and may otherwise damage our reputation and brand.

Operating or expanding our business globally subjects us to new challenges and risks.

We offer our services and products in multiple countries and we may continue expanding our business further globally. Expansion, whether in our existing or new global markets, will require additional resources and new or expanded controls, and offering our services and products in new geographic regions often requires substantial expenditures and takes considerable time. We may not be successful enough in these new geographies to recoup our investments in a timely manner or at all. Such expansion, and the ongoing operation of our global business, subject our business to substantial risks, including:

- difficulty in attracting sellers and customers, or a lack of acceptance of our products and services in foreign markets;

- failure to anticipate competitive conditions and competition with service providers or other market-players that have greater experience in the foreign markets than we do;

- failure to conform with applicable business customs, including translation into foreign languages, cultural context, and associated expenses;

- increased costs and difficulty in protecting intellectual property and sensitive data;

- changes to or restrictions on the way we do business as compared with our current operations;

- inability to support and integrate with local third-party service providers;

- difficulties in staffing and managing foreign operations in an environment of diverse cultures, laws, and customs, challenges caused by distance, language, and cultural differences, and the increased travel, infrastructure, and legal and compliance costs associated with global operations;

- difficulties in recruiting and retaining qualified employees and maintaining our company culture;

- difficulty in gaining acceptance and maintaining compliance with industry self-regulatory bodies;

- compliance with multiple complex, potentially conflicting and changing governmental laws and regulations, including with respect to payments, privacy, data protection, information security, and tax;

- compliance with U.S. and foreign anti-corruption, anti-bribery, and anti-money laundering laws;

- enactment of or increases in tariffs, sanctions, fines, or other trade restrictions, including retaliatory actions;

- exchange rate risk;

- increased exposure to public health issues such as pandemics, and related industry and governmental actions to address these issues; and

- economic and political instability and other geopolitical risks.

As a result of these risks, our efforts to expand our global operations may not be successful, which could limit our ability to grow our business.

We are subject to risks related to the banking ecosystem, including through Square Financial Services, our bank partnerships, and FDIC and other regulatory obligations.

Volatility in the banking and financial services sectors may impact our bank partnerships and could negatively impact our business. For example, we offer access to deposit products that are eligible for FDIC pass-through insurance coverage through our partnerships with banks that are members of the FDIC. To ensure deposits are insured by the FDIC on a pass-through basis, we and our bank partners must meet certain conditions established by the FDIC, such as appropriately maintaining records of customers' ownership of funds. We believe our banking programs, including records maintained by us and our bank partners, satisfy all applicable regulatory conditions for each eligible participant's deposits to be covered by FDIC insurance, up to the applicable maximum deposit insurance amount. However, if the FDIC were to disagree, the FDIC may not recognize the participants' claims as covered by deposit insurance in the event a bank partner fails and enters receivership proceedings under the Federal Deposit Insurance Act ("FDIA"). If the FDIC were to determine that funds held at a bank partner are not covered by deposit insurance, or if one or more of our bank partners were to fail and enter receivership proceedings under the FDIA, our sellers and customers may seek to withdraw their funds, or may not be able to withdraw all their funds in a timely manner, which could adversely affect our brand, business and results of operations, and may lead to claims or litigation, which may be costly to address. Additionally, in instances where we are a service-provider to or are otherwise in a third-party relationship with our bank partners in connection with these programs, we are subject to certain risk-management standards for third-party relationships in accordance with bank regulatory guidance and examinations by the federal and state banking regulators. Should we or our bank partners be unable to satisfy these standards, we may have to discontinue certain product offerings or discontinue certain third-party relationships, and our business and operations may be materially and adversely affected.

Further, as a FDIC-insured institution, our subsidiary Square Financial Services is subject to regulatory obligations, including the assessment of a quarterly deposit insurance premium, calculated based on its average consolidated total assets. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, Square Financial Services may be required to pay higher deposit insurance assessments or we may be required to pay higher fees associated with FDIC-insured products offered through our bank partnerships, or we may be subject to higher capital requirements imposed by the FDIC, our bank partners, or federal banking regulators with authority over our bank partners, which could reduce our profitability, and negatively impact our business and operations.

We intend to continue to explore other products, models, and structures for our product offerings, including with bank partners. Certain of our current product offerings subject us to reporting requirements, bonding requirements, and inspection by applicable federal or state regulatory agencies, and our future product offerings and models and structures for our product offerings may potentially require, or be deemed to require, additional data, procedures, partnerships, licenses, regulatory approvals, or capabilities that we have not yet obtained or developed. Should we terminate any of our relationships with our bank partners, fail to successfully expand and evolve our product offerings, or should our new products, models or structures, or new laws or regulations or interpretations of existing laws or regulations, impose requirements on us that are cumbersome or that we cannot satisfy, our business may be materially and adversely affected.

Our loan products are subject to risks related to general macroeconomic conditions and increase our exposure to customer defaults.

Revenue generated by our loan products such as Square Loans, as well as Cash App Borrow, and our BNPL products depends on our ability to recoup the loan amount and to effectively manage risk. Square Loans is our commercial lending program. Cash App Borrow is a consumer credit product, allowing our Cash App customers access to short-term loans for a fee. Our BNPL products facilitate commerce between retail merchants and consumers by allowing retail merchant clients to offer their customers the ability to buy goods and services on a BNPL basis. Our loan products are generally unsecured obligations of our borrowers. To the extent a seller breaches a contractual obligation, such as the requirement to make minimum payments or other breach, the seller would be liable for an accelerated business loan repayment, and our recourse is generally to the business and not to any individual or other asset. Although we rely on technology to assess repayment capability for our loan products, there can be no guarantee that such assessment processes will accurately predict repayments. If our underwriting processes fail to adequately capture risks or otherwise miscalculate repayment ability, we may experience higher levels of delinquencies, default and credit losses. As we expand into new products, customer segments, and geographies, including offering existing products to borrowers on different repayment terms or expanding product eligibility, or as inflation, economic downturns, or market volatility increases repayment failures, our ability to appropriately evaluate and manage credit risk may be further challenged, and we may experience higher levels of delinquencies or defaults than we have historically experienced, which could negatively impact our business, results of operations, and financial condition.

Adverse changes in the macroeconomic environment or the credit quality of our sellers could cause some sellers who utilize Square Loans to cease operations or to experience a decline in their payment processing volume, thereby rendering them unable to make payment on the Square Loans and/or extend the repayment period beyond the contractual repayment terms. Similarly, economic factors such as interest rate changes, market volatility or rising unemployment rates could negatively impact loan repayment rates, increase our risk of loss, and materially and adversely impact our business, results of operations, and financial condition. If consumers who have purchased products or services using our BNPL products do not receive the products or services, they may also cease payment on their outstanding BNPL balances or request a refund on previous payments, and our business may be negatively impacted. If a merchant ceases its operations, closes some or all of its locations, or fails to deliver goods or services to our BNPL customers, the merchant may not be able to reimburse us for chargebacks or refunds or may not be able to repay the funds we have advanced to them, all of which could result in higher charge-off rates than anticipated.

In addition, because the servicing fees we receive from third-party investors and lenders depend on the repayment of the loans, if there is an increase in sellers and customers who utilize our loan products who are unable to repay their loans, we will be unable to collect our entire servicing fee for such delinquent loans, which could negatively impact our business.

TIDAL subjects us to risks and uncertainties related to the music industry.

TIDAL's business is dependent on the various rights holders. We cannot provide assurances that we or TIDAL will be able to maintain or expand arrangements with partners and other third parties on acceptable terms, if at all. Under TIDAL's license agreements and relevant statutes, we must pay all required royalties to record labels, music publishers, and other copyright owners in order to stream, distribute, and display content. The determination of the amount and timing of such royalty payments is complex and subject to a number of variables. Failure to accurately pay our royalties may damage our business relationships, our reputation, and adversely affect our business, results of operations, and financial condition.

Operational Risks

We, our sellers, our partners, and others who use our services obtain and process a large amount of data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

We, our sellers, and our partners, including third-party vendors and data centers that we use, obtain and process large amounts of data, including data related to our customers, our sellers' customers, and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data. These risks will increase as our business continues to expand to include new products and technologies, such as AI, and as we and our third-party vendors rely on an increasingly distributed workforce. Our operations involve the storage and transmission of data of individuals and businesses using our services, including their names, addresses, social security/tax ID numbers (or foreign equivalents), government IDs, payment card numbers and expiration dates, bank account information, loans they have applied for or obtained, and data regarding the performance of our sellers' businesses. Additionally, certain of our products and services are subject to the Health Insurance Portability and Accountability Act of 1996 (and the rules and regulations thereunder, as amended, including with respect to the HITECH Act), and therefore we are required to take measures to safeguard protected health information of our health care entity-sellers' customers when using those products and services. Our services also provide third-party developers the opportunity to provide applications to sellers in the Square and Weebly app marketplaces. Sellers who choose to use such applications can grant permission allowing the applications to access content created or held by sellers in their Square or Weebly account. Should our internal or third-party developers experience or cause a breach, incident, technological bug, or similar event, that could lead to a compromise of the content of data held by such sellers, including personal data, our reputation may be harmed and we may be subject to significant fines, penalties or judgments. The growing use of AI in our products and services presents additional risks. AI algorithms or automated processing of data may be flawed, and datasets may be insufficient or may use third-party AI with unclear intellectual property rights or interests. Inappropriate or controversial data practices by us or others could subject us to lawsuits, regulatory investigations, legal and financial liability, or reputational harm. Additionally, our use of AI may create additional, or increase the risk of, cybersecurity breaches and incidents.

Our products and services operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem. There have been and may continue to be significant attacks on third-party providers, and we cannot guarantee that our or our third-party developers or vendors' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our products and services. If there is a security vulnerability, error, or other bug in one of these third-party products or components and if there is a security exploit targeting them, we could face increased costs, claims and liability, proceedings and litigation, reduced revenue, or harm to our reputation or competitive position. The natural sunsetting of third-party products and operating systems that we use requires our personnel to reallocate time and attention to migration and updates, during which period potential security vulnerabilities could be exploited.

More generally, if our privacy, data protection, or cybersecurity measures or those of third-party developers or vendors are inadequate or are breached or otherwise compromised, and, as a result, there is improper disclosure or other processing or handling of or someone obtains unauthorized access to or exfiltrates funds, bitcoin, investments, or other assets, or other data on our systems or our partners' systems, or if we, our third-party developers or vendors suffer a cyber-attack, including a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged, and we could face liability and financial losses. If data or assets are lost or improperly accessed, misused, disclosed, destroyed, altered, or otherwise processed or handled, or threatened to be improperly accessed, misused, disclosed, destroyed, altered, or otherwise processed or handled, we could incur significant financial losses and costs and liability associated with remediation and the implementation of additional security measures and be subject to claims, litigation, regulatory scrutiny, and investigations.

Under payment card rules and our contracts with our card processors and other counterparties, if there is a breach of payment card information that we store or that is stored by our sellers or other third parties with which we do business, we could be liable to the payment card issuing banks for certain of their costs and expenses. Additionally, if our own confidential business information were improperly disclosed, accessed, or breached, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our payments platforms. Any perceived or actual breach of security or other type of security incident or any type of fraud perpetrated by bad actors such as account takeovers or fake account scams, regardless of how it occurs or the extent or nature of the breach, incident, or fraud, could have a significant impact on our reputation as a trusted brand, cause us to lose existing sellers or other customers, prevent us from obtaining new sellers and other customers, require us to expend significant funds to remedy problems caused by breaches and incidents and to implement measures in an effort to prevent further breaches and incidents, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach or incident at a company providing services to us or our customers on our behalf could have similar effects. Further, any actual or perceived security breach or incident with respect to the bitcoin and blockchain ledger, regardless of whether such breach or incident directly affects our products and services, could have negative reputational effects and harm customer trust in us and our products and services.

While we maintain cybersecurity insurance, our insurance may be insufficient to cover all liabilities incurred by such attacks. We cannot be certain that our insurance coverage will be adequate for data handling or cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, premiums, or deductibles could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Our products and services may not function as intended due to errors in our software, hardware, and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

Our software, hardware, systems, and processes may contain undetected errors or vulnerabilities that could have a material adverse effect on our business, particularly to the extent such errors or vulnerabilities are not detected and remedied quickly. We have from time to time found defects and errors in our customer-facing software and hardware, internal systems, external facing communications, manual processes, and technical integrations with third-party systems, including as a result of ordinary course updates to our software and systems, and new errors or vulnerabilities may be introduced in the future. From time to time, such errors or defects in our software, hardware, systems, or external facing communications, including as a result of human errors, have negatively impacted our customers' experience with us and led to negative publicity and harm to our brand and reputation. In connection with any such defects or errors, we may also face government inquiries or investigations, claims and litigation, and we may incur additional costs or expenses to remediate the issues. Additionally, we rely on a limited number of component and product suppliers located outside of the U.S. to manufacture our products. As a result, our direct control over production and distribution is limited, and it is uncertain what effect such diminished control will have on the quality of our products. Any defects in our hardware products could result in negative publicity, investigations, and litigation, and we may not be fully compensated by our suppliers for any financial or other liability that we suffer as a result. As our hardware and software services continue to increase in size and complexity, and as we integrate new, acquired subsidiaries with different technology stacks and practices, these risks may correspondingly increase as well.

In addition, we provide frequent incremental releases of product and service updates and functional enhancements, which increase the possibility of errors. The products and services we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Any errors, data leaks, security breaches or incidents, disruptions in services, or other performance problems with our products or services caused by external or internal actors could hurt our reputation and damage our and our customers' businesses. Software and system errors, or human errors, could delay or inhibit settlement of payments, result in oversettlement, cause reporting errors, cause pricing irregularities or prevent us from collecting transaction-based fees, or negatively impact our ability to serve our customers, all of which have occurred in the past. Similarly, security breaches or incidents, which may be caused by or result from cyber-attacks by hackers or others, computer viruses, worms, ransomware, other malicious software programs, security vulnerabilities, employee or service provider theft, misuse or negligence, phishing, identity theft or compromised credentials, denial-of-service attacks, or other causes, have from time to time impacted our business and could disrupt the proper functioning of our software products or services, cause errors, allow loss or unavailability of, unauthorized access to, or disclosure of, proprietary, confidential or otherwise sensitive data of ours or our customers, and other destructive outcomes. Moreover, security breaches or incidents or errors in our hardware or software design or manufacture could cause product safety issues typical of consumer electronics devices. Any of the foregoing issues could lead to product recalls and inventory shortages, result in costly and time-consuming efforts to redesign and redistribute our products, give rise to regulatory inquiries and investigations, and result in reimbursement obligations, lawsuits and other liabilities and losses, any of which could have a material and adverse effect on our business.

Additionally, electronic payment, hardware, and software products and services, including ours, have been, and could continue to be in the future, specifically targeted and penetrated or disrupted by hackers and other malicious actors. Because the techniques used to obtain unauthorized access to data, products, and services and to disable, degrade, or sabotage them change frequently and may be difficult to detect or remediate for long periods of time, we and our customers may be unable to anticipate these techniques or implement adequate preventative measures to stop them. If we or our sellers or other customers are unable to anticipate or prevent these attacks, our sellers' or other customers may be harmed, our reputation could be damaged, and we could incur significant liability.

Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services, or those of our sellers, could harm our business and our brand, and subject us to substantial liability.

Our systems and those of our third-party vendors, including data center facilities, may experience service interruptions, outages, cyber-attacks and security breaches and incidents, human error, earthquakes, hurricanes, floods, pandemics, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, and other malicious software, changes in social, political, or regulatory conditions or in laws and policies, or other changes or events. Our systems and facilities are also subject to break-ins, sabotage, and acts of vandalism. Some of our systems are not fully redundant, and our disaster-recovery planning is not sufficient for all eventualities. In addition, as a provider of payments solutions and other financial services, we are subject to increased scrutiny by regulators that require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities.

We have experienced and will likely continue to experience denial-of-service and other cyber-attacks, system failures and disruptions, outages, security incidents, and other events or conditions that interrupt the availability, or reduce the speed or functionality of our products and services, including reductions in data integrity and disruptions in our risk management processes. These events have resulted and likely will result in loss of revenue. In addition, we may incur significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. The risk of security incidents is increasing as we experience an increase in electronic payments, e-commerce, and other online activity. Additionally, due to political uncertainty and military actions around the world, we and our service providers are vulnerable to heightened risks of security incidents and security and privacy breaches from or affiliated with nation-state actors, including attacks that could materially disrupt our systems, operations, supply chain, products, and services. We cannot provide assurances that our preventative efforts against such incidents will be successful. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could materially harm our reputation and business. Frequent, persistent or significant interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. Moreover, to the extent that any system failure or similar event results in damages to customers or contractual counterparties, these customers and contractual counterparties could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

A significant natural or man-made disaster could have a material and adverse impact on our business. Certain of our offices and data center facilities are located in the San Francisco Bay Area, a region known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our offices or data centers could result in lengthy interruptions in our services or could result in related liabilities. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services.

Significant natural or other disasters, including pandemics, and severe weather events such as storms, flooding, or wildfires could also have a material and adverse impact on our sellers or other customers, which, in the aggregate, could adversely affect our business, financial condition, and results of operations.

The theft, loss, or destruction of private keys required to access the bitcoin we hold on behalf of ourselves and other parties, such as our customers and our trading partners, may be irreversible, and any failure to safeguard such bitcoin could materially and adversely affect our business, operating results, and financial condition.

We hold bitcoin on behalf of ourselves and other parties such as our customers and our trading partners. Bitcoin can be accessed by the possessor of the unique cryptographic keys relating to the digital wallet in which the bitcoin is held. While the bitcoin and blockchain ledger require a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third-party from accessing the bitcoin held in such digital wallet. To the extent any of our private keys are lost, destroyed, or otherwise compromised and no backup of such private key is accessible, we will be unable to access the bitcoin we hold on behalf of ourselves and other parties. The vast majority of bitcoin we hold for ourselves and our customers is held in offline and air-gapped cold storage. To facilitate transactions, we hold a small portion of bitcoin in a networked hot wallet. At times, we may also utilize third-party custodians to custody our bitcoin or a portion of the bitcoin held for our customers on our behalf.

Any inappropriate access or theft of bitcoin held by us or any third-party custodian, or the third-party custodian's failure to maintain effective controls over the custody and other settlement services provided to us, could materially and adversely affect us. Although we have taken steps to mitigate the potential risk of loss for the bitcoin we hold on behalf of ourselves and other parties, including holding insurance coverage specifically for certain bitcoin incidents, we cannot provide assurance that the digital wallets used to store our and other parties' bitcoin will not be hacked or compromised. The bitcoin and blockchain ledger, as well as other cryptocurrencies and blockchain technologies, have been, and may in the future be, subject to security breaches or incidents, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers' bitcoin could adversely affect our customers' ability to access or sell their bitcoin and could harm customer trust in us and our products, require us to expend significant funds for remediation, and expose us to litigation, regulatory enforcement actions, and other potential liability. Additionally, any loss of private keys relating to, or hack or other compromise of, digital wallets used by third parties to store bitcoin or other cryptocurrencies could have negative reputational effects on us and harm customer trust in us and our products and could materially and adversely affect our business, operating results, and financial condition.

Our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.

We offer payments and other products and services to a large number of customers. We have programs to vet and monitor these customers and the transactions we process for them as part of our risk management efforts, but such programs require continuous improvement and may not be effective in detecting and preventing fraud, bad actors, or illegitimate transactions. When our payments services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. As a greater number of larger sellers use our services, our exposure to material risk losses from a single seller, or from a small number of sellers, will increase. Illegitimate transactions and bad actors can also expose us to governmental and regulatory enforcement actions, which may impair or otherwise limit our ability to operate or provide certain services, products, or features and potentially prevent us from satisfying our contractual obligations to our third-party partners, which may cause us to be in breach of our obligations. The highly automated nature of, and liquidity offered by, our payments and peer-to-peer services make us and our customers a target for illegal or improper uses, including scams and fraud directed at us and our customers, fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card, debit card, or bank account numbers, or other deceptive or malicious practices such as account takeovers, potentially can steal significant amounts of money from businesses like ours or from our customers or third parties. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our current business, the changing and uncertain economic, geopolitical and regulatory environment, and our anticipated domestic and international growth will continue to place significant demands on our risk management and compliance efforts. As our ecosystems grow and our business becomes more complex, we will need to continue developing, improving, and making investments into our risk management infrastructure, techniques, and processes. In addition, when we introduce new products or services, expand existing services or products to new or different cohorts of customers, including online payment acceptance and expanded methods of instantly moving money, offering existing products to borrowers on different repayment terms or expanding product eligibility, focus on new business areas, including consumer financing and loans, or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and carry appropriate reserves on our books for those losses. Additionally, certain Cash App functions are available to customers under 18 with the authorization of a parent or guardian. The risks and the potential harm to our reputation are magnified in instances of fraud or unauthorized or inappropriate transactions involving minors.

Our technologies or features may be licensed under commercial, non-commercial, or open-source terms to third parties for use in their own products and services. Despite implementing technical safeguards and contractual restrictions, we have limited visibility into how such technologies or features are used, and any misuse for harmful, illegal, or competitive purposes could expose us to reputational, financial, or legal harm.

While we maintain a program of insurance coverage for various types of liabilities, our insurance may not be adequate to cover all losses, and coverage may be denied or limited due to policy terms. In addition, we self-insure (including through captive insurance arrangements) where we believe we can adequately self-insure against the anticipated exposure and risk or where insurance is either not deemed cost-effective or is unavailable. However, we may underestimate the likelihood of risk or the magnitude of our financial exposure, and if we suffer losses that are not covered by insurance, exceed available insurance coverage, or exceed the amounts we have accrued or otherwise set aside for self-insured risks, our business, financial condition, and results of operations may be adversely affected.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a seller is not resolved in favor of the seller, including in situations where the seller engaged in fraud, the transaction is typically "charged back" to the seller and the purchase price is credited or otherwise refunded to the cardholder. The risk of chargebacks is typically greater with our sellers that promise future delivery of goods and services. Moreover, chargebacks typically increase during economic downturns due to sellers becoming insolvent or bankrupt or otherwise unable to fulfill their commitments for goods or services. Global supply chain disruptions and shortages and heightened tariffs may also negatively affect sellers' ability to deliver goods and services on time or at all, which increases the risk of chargebacks. If we are unable to collect chargebacks or refunds from the seller's account, or if the seller refuses to or is unable to reimburse us for chargebacks or refunds due to closure, bankruptcy, or other reasons, we, as the merchant of record, may bear the loss for the amounts paid to the cardholder. We collect and hold reserves for a limited number of sellers whose businesses are deemed higher risk in order to help cover potential losses from chargebacks and refunds, but this practice is limited and there can be no assurances that we will be successful in mitigating such losses. Our financial results would be adversely affected to the extent sellers do not fully reimburse us for the related chargebacks and refunds. In addition, if more of our sellers, or a number of our larger sellers, become insolvent or bankrupt, our potential losses from chargebacks and refunds may increase and exceed our reserves, in which case we may suffer financial losses and our business may be adversely affected. Moreover, businesses that cannot process EMV chip cards are held financially responsible for certain fraudulent transactions conducted using chip-enabled cards. Not all of the readers we offer to merchants are EMV-compliant. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment card networks could fine us, increase our transaction-based fees, or terminate our ability to process payment cards. Any increase in our transaction-based fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected. If any of our risk management policies and processes, including our insurance coverage, self-insurance or holding seller reserves, are ineffective or insufficient, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business, results of operations, or financial condition may be materially and adversely affected.

We are dependent on payment card networks and acquiring processors, and changes to our relationships with payment card networks and acquiring processors could harm our business.

Our business depends on our ability to accept credit and debit cards, and this ability is provided by the payment card networks, including Visa, Mastercard, American Express, and Discover. For a majority of our transactions, we do not directly access the payment card networks that enable our acceptance of payment cards. As a result, we must rely on banks and acquiring processors to process transactions on our behalf. These banks and acquiring processors may fail or refuse to process transactions on our behalf, may breach their agreements with us, may take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services. We have in the past and may in the future terminate or change the scope of our relationships with these banks and acquiring processors. If we are unsuccessful in establishing, renegotiating, or maintaining mutually beneficial relationships with these payment card networks, banks, and acquiring processors, our business may be harmed.

The payment card networks and our acquiring processors require us to comply with payment card network operating rules, including special operating rules that apply to us as a "payment facilitator" providing payment processing services to merchants. The payment card networks set these network rules and have discretion to interpret the rules and change them at any time. Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. Any changes to or interpretations of the network rules that are inconsistent with the way we or our acquiring processors currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could fine us or prohibit us from processing payment cards. In addition, violations of the network rules or any failure to maintain good relationships with the payment card networks could impact our ability to receive incentives from them, increase our costs, or otherwise harm our business. If we were unable to accept payment cards or were limited in our ability to do so, our business would be materially and adversely affected.

We are required to pay interchange and assessment fees, processing fees, and bank settlement fees to third-party payment processors, payment networks, and financial institutions. From time to time, payment card networks have increased, and may in the future increase, the interchange fees and assessments that they charge for each transaction processed using their networks. In some cases, we have negotiated favorable pricing with acquiring processors and networks that are contingent on certain business commitments and other conditions. If we fail to meet such conditions, the fees we are charged will rise, and we may be required to pay back some or all of the favorable pricing benefits. Moreover, our acquiring processors and payment card networks may refuse to renew our agreements with them on terms that are favorable, commercially reasonable, or at all. Interchange fees or assessments are also subject to change from time to time due to government regulation. Any increase or decrease in interchange fees or assessments or in the fees we pay to our third-party payment processors, payment networks, or financial institutions could increase our costs, make our pricing less competitive, lead us to change our pricing model, or adversely affect our margins, all of which could materially harm our business and financial results.

We could be, and in the past have been, subject to penalties from payment card networks if we fail to detect activities that are illegal, contrary to the payment card network operating rules, or considered "high risk." We must either prevent high-risk individuals from using our products and services or register such high-risk individuals with the payment card networks and conduct additional monitoring with respect to such high-risk individuals. Any such penalties could become material and could result in termination of our ability to accept payment cards or could require changes in our process for registering new sellers and customers. This could materially and adversely affect our business.

We rely on third parties and their systems for a variety of services, including the processing of transaction data and settlement of funds to us and our customers, and these third parties' failure to perform these services adequately or refusal to continue their relationship with us could materially and adversely affect our business.

To provide our products and services, we rely on third parties that we do not control, such as the payment card networks, our acquiring and issuing processors, the payment card issuers, a carrying broker-dealer, bank partners, various financial institution partners, systems like the Federal Reserve Automated Clearing House, and other partners. We rely on these third parties for a variety of services, including the transmission of transaction data, processing of chargebacks and refunds, settlement of funds to our sellers, certain brokerage services, storing customer funds, authorizing payment transactions under our various card programs, originating loans to customers, providing liquidity for Cash App's feature that permits our customers to buy and sell bitcoin, and providing information and other elements of our services. For example, we rely on a limited number of acquiring processors in some of the jurisdictions in which we offer our services. We frequently review and assess third-party partners that provide services. Adding or transitioning to new acquiring or issuing processors, bank partners, or other third-party providers may significantly disrupt our business or increase our costs. We have also in the past experienced outages with third parties, which have affected our ability to provide services and process payments, including for cards issued under our own brands. In the event these third parties fail to provide these services adequately, including as a result of financial difficulty or insolvency, errors in their systems, outages or events beyond their control, or refuse to provide these services, increases their fees significantly, or refuse to renew our agreements with them on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business may be materially and adversely affected.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could disrupt our business and growth.

To maintain and grow our business, we will need to identify, attract, hire, develop, motivate, and retain highly skilled employees. This requires significant time, expense, and attention. In addition, we have made and may in the future make changes in our management team or management structure that may be disruptive to our business. If our management team or management structure, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel is intense. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. Further, our recent changes in our organizational structure, and restructurings of our employee base we have undertaken and may undertake in the future may adversely impact employee morale, and adversely affect our ability to retain or attract highly skilled employees. Refer to the risk factor titled "Our recently announced workforce reduction and related reorganization, including the potential for increased reliance on proactive intelligence and artificial intelligence tools, may not achieve their intended benefits and could adversely affect our business, financial condition and results of operations." for additional risks related to our recently announced workforce reduction.

Historically, equity awards have been a key component of our employee compensation, and as a result, any decline in the price of our Class A common stock (directly or relative to the stock price of other companies with which we compete for talent) may adversely impact our ability to retain employees or to attract new employees. Additionally, potential changes in U.S. immigration policy may make it difficult to renew or obtain visas for any highly skilled personnel that we have hired or may hire in the future. Furthermore, our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where the work is to be performed. If we are not able to add or retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects will be harmed.

If we do not continue to maintain and improve our operational, financial, and other internal controls and systems to manage growth effectively, our business could be harmed.

Our current business and anticipated growth, as well as our entry into new lines of business and our acquisitions, will continue to place significant demands on our management and other resources. In order to manage our growth effectively, we must continue to strengthen our existing infrastructure and operational procedures, enhance our internal controls and reporting systems, and ensure we timely and accurately address issues as they arise. In particular, our continued growth will increase the challenges involved in:

- improving existing and developing new internal administrative infrastructure, particularly our operational, financial, communications, and other internal systems and procedures;

- successfully expanding and implementing internal controls as they relate to our new lines of business and any acquired businesses;

- identifying and mitigating new and developing risks;

- installing enhanced management information and control systems; and

- preserving our core values, strategies, and goals and effectively communicating these to our employees worldwide.

These challenges have magnified as we continue to be a distributed workforce. In addition, our recently announced workforce reduction and any resulting changes in personnel and responsibilities may require changes to our internal controls, financial reporting processes, cybersecurity oversight, or other risk management functions, which could result in disruptions or temporary deficiencies. If we are not successful in developing and implementing the right processes and tools to manage our enterprise, our ability to compete successfully and achieve our business objectives could be impaired, we could face regulatory or other enforcement actions, and our business, results of operations, and financial condition may be adversely impacted.

These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. As we grow and our business model evolves, we must balance the need for additional controls and systems with the ability to efficiently develop and launch new features for our products and services. However, it is likely that as we grow, we will not be able to launch new features, or respond to customer or market demands as quickly as a smaller, more efficient organization. If we do not successfully manage our growth, our business will suffer.

The metrics we use to measure our business are calculated using internal company data based on the activity we measure on our platforms and may be compiled from multiple systems, including systems that are organically developed or acquired through business combinations. There are inherent challenges and limitations in measuring our business globally at scale, and the methodologies used to calculate our metrics inherently require certain assumptions and judgments. For example, we currently identify a Cash App transacting active as a Cash App account that has at least one financial transaction using any product or service within Cash App during a specified period although certain of these accounts may share an alias identifier with one or more other transacting active accounts (for example, families sharing one alias identifier or one customer with multiple accounts). Examples of transactions include sending or receiving a peer-to-peer payment, transferring money into or out of Cash App, making a purchase using Cash App Card, earning a dividend on a stock investment, paying back a loan, among others. We regularly review our processes for calculating these metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors, customers or other stakeholders do not believe our reporting metrics accurately reflect our business or they disagree with our methodologies, our reputation may be harmed and our business may be adversely impacted.

Many of the key components in our hardware products are procured from a single or limited number of suppliers. Thus, we are at risk of shortage, price increases, tariffs, changes, delay, or discontinuation of key components, which could disrupt and materially and adversely affect our business.

Many of the key components used to manufacture our hardware products, such as the custom parts of our magstripe reader, come from limited or single sources of supply. Due to our reliance on the components or products produced by third-party suppliers, we are subject to the risk of shortages and long lead times or other disruptions in the supply of certain components or products. We have in the past experienced, and may in the future experience, component shortages or delays or other problems in product assembly, and the availability of these components or products may be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, the occurrence of a contagious disease or illness, component or material shortages, cost increases, acquisitions, insolvency, bankruptcy, business shutdowns, trade restrictions, changes in legal or regulatory requirements, or other similar problems. In addition, if we underestimate or overestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver sufficient quantities of that product to meet our requirements, or we may carry excess inventory, all of which could adversely affect our business.

Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, intellectual property theft, losses due to tampering, third-party vendor issues with quality or sourcing control, failure by our suppliers to comply with applicable laws and regulation, potential tariffs or other trade restrictions, or other similar problems could limit or delay the supply of our products or harm our reputation. In the event of a shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruption or delay in manufacturing, component supply, any increases in component costs, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide our products to sellers on a timely basis or impact our cost of goods sold. This could harm our relationships with our sellers, prevent us from acquiring new sellers, and materially and adversely affect our business.

Some of our hardware devices manufactured outside of the United States are subject to tariffs when imported to the United States. These tariffs negatively affect our gross margin on the impacted products, and increases in our pricing as a result of tariffs may adversely affect demand for our products or reduce the competitiveness of our products if our competitors do not make similar pricing adjustments. The impact of any increased or new tariffs or other trade restrictions, for example, as proposed or instituted by the U.S. administration, could have a material and adverse effect on our business, results of operations, and financial condition.

Our services must integrate with a variety of operating systems. If we are unable to ensure that our services or hardware interoperate with such operating systems and devices, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, web browsers, and wired and wireless interfaces to mobile devices that we do not control. Any changes in these systems that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In addition, we rely on app marketplaces, such as the Apple App Store and Google Play, to drive downloads of our mobile apps. Apple, Google, or other operators of app marketplaces regularly make changes to their marketplaces, and those changes may make access to our products and services more difficult. In the event that it is difficult for our customers to access and use our products and services, our business may be materially and adversely affected. Furthermore, Apple, Google, or other operators of app marketplaces regularly provide software updates, and such software updates may not operate effectively with our products and services, which may reduce the demand for our products and services, result in dissatisfaction by our customers, and may materially and adversely affect our business.

Economic, Financial, and Tax Risks

Volatility in general macroeconomic conditions could materially and adversely affect our business and financial results.

Our performance is subject to economic conditions and the impact of such conditions on levels of spending by businesses and individuals. Most of the sellers that use our services are small businesses, many of which are in the early stages of their development, and these businesses are often disproportionately adversely affected by economic downturns and may fail at a higher rate than larger or more established businesses. In particular, inflation and economic volatility, including the impact of heightened tariffs, a potential recession, and market expectations regarding the same, have impacted and may continue to impact consumer spending in general and at these businesses. Small businesses frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. In addition, if our sellers cease to operate, this may have an adverse impact not only on the growth of our payments services but also on our transaction and advance loss rates, and the success of our other services. We serve sellers across a variety of industry verticals and in an economic downturn, certain verticals, particularly those that are viewed as discretionary by consumers, may be impacted to a greater degree than others, which may harm our business and financial results.

From time to time, we have experienced and may continue to experience material and adverse impacts to our business as a result of the uncertainty and volatility in the banking and financial services sectors, adverse macroeconomic conditions, including inflation, heightened or uncertain tariffs, and interest rate increases, availability of credit, bankruptcies or insolvencies of customers, and recession or economic downturn. Changes in interest rates and monetary policy can impact the demand for new loans, the credit profile of our borrowers, the yields earned on loans and securities, and the rates paid on deposits and borrowings. Heightened tariffs and changes in trade policies may lead to increased costs for goods and services, which could reduce consumer purchasing power and discretionary spending. Our ecosystems depend in part on consumer spending and, as a result, declines in spending have adversely affected and could adversely affect our business, including engagement across our platforms, and our financial results. As a result of economic conditions, the growth in the number of Square sellers qualifying for participation in the Square Loans program may slow, or business loans may be paid more slowly, or not at all. In addition, customers who utilize our BNPL products and consumer loan products, such as Cash App Borrow, may also be disproportionately adversely affected by economic downturns, which could negatively impact demand or eligibility for these product offerings and have caused and may continue to cause loss rates on such products to increase.

Further, our suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges. Such suppliers and third parties may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet end customer demands or collect revenue or otherwise could harm our business. Furthermore, our investment portfolio, which includes U.S. government and corporate securities, is subject to general credit, liquidity, market, and interest rate risks, which may be exacerbated by certain events that affect the global financial markets. If global credit and equity markets decline for extended periods, or if there is a downgrade of the securities within our portfolio, our investment portfolio may be adversely affected and we could determine that our investments have experienced an other-than-temporary decline in fair value, requiring impairment charges that could adversely affect our financial results. In addition, from time to time we have reduced expenses and needed to restructure or reorganize certain portions of our operations in order to align our business with market conditions and our strategies, any of which can result in near term expense and harm to our growth prospects.

We are currently subletting some of our office space. An economic downturn and our work-from-home practices have caused and may in the future cause us to need less office space than we are contractually committed to leasing. We have, and may continue to, incur losses or recognize impairment charges in connection with any unused office space if we are unable to successfully sublease any unused office space, or if we are unable to successfully terminate any of our leasing commitments.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We fund our operations primarily through debt and equity financings, bank credit agreements, warehouse funding facilities, and cash from operations. While we believe that our existing cash and cash equivalents, marketable debt securities, and availability under our line of credit are sufficient to meet our working capital needs, planned capital expenditures, and service our debt, there is no guarantee that this will continue to be true in the future. In the future, we may require or seek additional capital to respond to business opportunities, refinancing needs, business and financial challenges, regulatory surety bond requirements, acquisitions, or unforeseen circumstances and may decide to engage in equity, equity-linked, or debt financings or enter into additional credit agreements for other reasons. We may not be able to secure any such additional financing or refinancing on favorable terms, in a timely manner, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

The terms of our warehouse funding facilities contain covenants that may be triggered in certain situations (such as non-repayments on consumer borrowings exceeding certain monetary thresholds or key management resigning), which may negatively impact our ability to obtain additional funding under the warehouse funding facilities. If certain events of default occur under the warehouse funding facilities, we may not be able to draw future funding from those warehouse funding facilities or the debt outstanding under the warehouse funding facilities may be accelerated and our business and financial results could be adversely impacted.

Our credit agreement contains affirmative and negative covenants, including covenants that restrict our domestic restricted subsidiaries from incurring debt for borrowed money, us and our domestic restricted subsidiaries from granting liens to secure debt for borrowed money and entering into sale and leaseback transactions, and customary limitations on dividends and stock repurchases. Our credit agreement also requires us to comply with a maximum total net leverage ratio, measured quarterly. The indentures pursuant to which our 2026 Senior Notes, 2030 Senior Notes, 2031 Senior Notes, 2032 Senior Notes, and 2033 Senior Notes (collectively, the "Senior Notes") were issued contain covenants that restrict or could restrict, among other things, our business and operations. Any debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to operate our business, obtain additional capital, and pursue business opportunities, including potential acquisitions. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our existing credit agreement or our Senior Notes and any future financing agreements into which we may enter. If not waived, these defaults could cause indebtedness outstanding under our credit agreement, our Senior Notes, our other outstanding indebtedness, including our 2026 Convertible Notes and 2027 Convertible Notes (collectively, the "Convertible Notes," and together with the Senior Notes, the "Notes"), and any future financing agreements that we may enter into to become immediately due and payable or may prevent us from borrowing under our credit agreement.

We sell some of our Square Loans to third-party investors, while we remain as servicer of the Square Loans and earn a servicing fee for facilitating the repayment of these loans. If such third parties fail to continue to purchase Square Loans, or reduce the amount of Square Loans they purchase or reduce the price they are willing to pay for the Square Loans, then we may need to reduce originations, or we would need to fund the origination or purchase of additional Square Loans using other sources of financing, all of which could adversely impact our business.

If we raise additional funds through further issuances of equity or other securities convertible into equity, including convertible debt securities, our existing stockholders could suffer dilution in their percentage ownership of our company, and any such securities we issue could have rights, preferences, and privileges senior to those of holders of our Class A common stock.

Changes by any rating agency to our outlook or credit rating could negatively affect the value of both our debt and equity securities and increase our borrowing costs. If our credit ratings are downgraded or other negative action is taken, our ability to obtain additional financing in the future on favorable terms or at all could be adversely affected.

Servicing our Notes may require a significant amount of cash, and we may not have sufficient cash or the ability to raise the funds necessary to settle conversions of the Convertible Notes in cash, repay the Notes at maturity, or repurchase the Notes as required following a fundamental change.

As of December 31, 2025, we had $575.0 million outstanding aggregate principal amount of 2026 Convertible Notes, $575.0 million outstanding aggregate principal amount of 2027 Convertible Notes, $1.0 billion outstanding aggregate principal amount of 2026 Senior Notes, $1.2 billion outstanding aggregate principal amount of 2030 Senior Notes, $1.0 billion outstanding aggregate principal amount of 2031 Senior Notes, $2.0 billion outstanding aggregate principal amount of 2032 Senior Notes, and $1.0 billion outstanding aggregate principal amount of 2033 Senior Notes.

Prior to February 1, 2026, in the case of the 2026 Convertible Notes, and August 1, 2027, in the case of the 2027 Convertible Notes, the applicable Convertible Notes are convertible at the option of the holders only under certain conditions or upon the occurrence of certain events. After such dates, the holders may convert all or a portion of such Convertible Notes at their option. If holders of the Convertible Notes of a series elect to convert such Convertible Notes when eligible, we will be required to settle the Convertible Notes in cash, shares of Class A common stock or any combination thereof.

In addition, holders of each series of Notes also have the right to require us to repurchase all or a portion of their Notes of such series upon the occurrence of a fundamental change (as defined in the applicable indenture governing the Notes) and, in the case of the Senior Notes, accompanied by a downgrade of the Senior Notes, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, or at a repurchase price equal to 101% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest, as applicable. If the Notes of any series have not previously been converted or repurchased, we will be required to repay such Notes in cash at maturity.

Our ability to make required cash payments in connection with conversions of the Convertible Notes, repurchase the Notes as required following a fundamental change, or to repay or refinance the Notes at maturity will depend on market conditions and our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. We also may not use the cash proceeds we raised through the issuance of the Notes in an optimally productive and profitable manner. In the future, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase or repay the Notes or pay cash with respect to the Convertible Notes being converted to the extent we elect to settle such Convertible Notes in cash.

In addition, our ability to repurchase or to pay cash upon conversion or at maturity of the Notes may be limited by law or regulatory authority. Our failure to repurchase Notes as required following a fundamental change or to pay cash upon conversion of our Convertible Notes (unless we elect to deliver solely shares of our Class A common stock to settle such conversion) or at maturity of the Notes as required by the applicable indenture would constitute a default under such indenture. A default under the applicable indenture could also lead to a default under our credit agreement, our other outstanding indebtedness, or agreements governing our future indebtedness. Moreover, the occurrence of the fundamental change itself could lead to such a default. Any such default could have a material adverse effect on our business, results of operations, and financial condition. If the payment of our other outstanding indebtedness or future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and repurchase the Notes or to pay cash upon conversion of the Convertible Notes or at maturity of the Notes.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

In connection with the issuance of each series of our Convertible Notes, we entered into convertible note hedge transactions with certain financial institutions, which we refer to as the "option counterparties." The option counterparties are financial institutions or affiliates of financial institutions, and we will be subject to the risk that one or more of such option counterparties may default under the convertible note hedge transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. If any option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transaction. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our Class A common stock market price and in the volatility of the market price of our Class A common stock. In addition, upon a default by any option counterparty, we may suffer adverse tax consequences and dilution with respect to our Class A common stock. We can provide no assurance as to the financial stability or viability of any option counterparty.

Our bitcoin investment is subject to volatile market prices.

We have made, and expect to make additional, investments in bitcoin. The price of bitcoin has been highly volatile and may continue to be volatile in the future, due to market factors, regulatory developments and other risks that are outside of our control. The prevalence of bitcoin is a relatively recent trend, and the long-term adoption of bitcoin by investors, consumers, and businesses remains uncertain. Bitcoin's lack of a physical form, its reliance on technology for its creation, existence, and transactional validation, and its decentralization may subject its integrity to the threat of malicious attacks and technological obsolescence. To the extent the market value of our bitcoin investment decreases relative to the purchase prices, our financial condition may be adversely impacted.

The manner in which we account for our bitcoin under applicable accounting rules has changed. Prior to our adoption of Accounting Standards Update 2023-08, "Accounting for and Disclosure of Crypto Assets", which added Subtopic Accounting Standards Codification 350-60, "Intangibles - Goodwill and Other - Crypto Asset", to the accounting standards codification ("ASU 2023-08"), our bitcoin was accounted for as an indefinite-lived intangible asset and for each reporting period, we were required to evaluate our bitcoin for impairment and record impairment losses if the fair value decreased below the carrying value during the assessed period. Since impairment losses for our bitcoin investment could not be recovered for any subsequent increases in fair value until the asset was sold, our operating results were adversely affected in any period in which such impairment occurred. Upon adoption of ASU 2023-08, we remeasured our bitcoin investment to its fair value as of January 1, 2023, resulting in an adjustment to our accumulated deficit. We will continue to remeasure our bitcoin investment at the end of each reporting period with changes recognized in our consolidated statements of operations. Accordingly, fluctuations in the market value of bitcoin in any quarter may cause fluctuations in our financial results. If there are future changes in applicable accounting rules that require us to change the manner in which we account for our bitcoin investment, there could be a material and adverse effect on our financial results and the market price of our Class A common stock.

We are exposed to fluctuations in foreign currency exchange rates.

Our exposure to fluctuations in foreign currency exchange rates through our international operations could have a negative impact on our reported results of operations. From time to time, we may enter into forward contracts, options, and/or foreign exchange swaps related to foreign currency exposures that arise in the normal course of our business. These and other such hedging activities may not eliminate our exposure to foreign exchange fluctuations. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We are subject to taxation related risks in multiple jurisdictions.

We are subject to tax in multiple U.S. and foreign tax jurisdictions. The determination of our worldwide provision for income, deferred, and other tax liabilities is complex and requires judgment by management, and there are many transactions during the ordinary course of business where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We are subject to the periodic examination of our domestic and foreign tax returns by the Internal Revenue Service, and state, local, and foreign tax authorities, some of whom are challenging our tax positions. We regularly assess the likelihood of adverse outcomes from these examinations in determining the adequacy of our provision for income taxes and other tax liabilities. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and may not accurately forecast actual tax audit outcomes. If the ultimate determination of income and other tax liabilities differ from the amounts recorded or accrued, our business, financial condition or results of operations may be adversely impacted.

Tax laws are routinely re-examined and evaluated globally. New laws and interpretations of such laws are taken into account to the extent they are applicable to us. Tax authorities are increasingly scrutinizing the tax positions of companies and we have tax audits pending in several jurisdictions. The U.S. federal and state governments, countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development ("OECD"), are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in jurisdictions where we do business, including a 15% global minimum tax (Pillar Two) that has been implemented by several countries and is being considered for implementation by other jurisdictions. On January 5, 2026, the OECD announced a "side-by-side" elective safe harbor that exempts U.S.-parented multinational entities from some of the Pillar Two rules (including the fifteen percent global minimum tax) for fiscal years beginning on or after January 1, 2026. If U.S. or other tax authorities change applicable tax laws or successfully challenge how or where our profits are currently recognized, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

We have in the past recorded, and may in the future record, significant valuation allowances on our deferred tax assets, which may have a material impact on our results of operations and cause fluctuations in such results.

As of December 31, 2025, our deferred tax assets relate predominantly to the U.S. federal and state tax jurisdictions. The need for a valuation allowance requires an assessment of both positive and negative evidence to determine whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction-by-jurisdiction basis. In making such an assessment, significant weight is given to evidence that can be objectively verified. Refer to Note 15, *Income Taxes* within Notes to the Consolidated Financial Statements for further details.

We continue to monitor the likelihood that we will be able to recover our deferred tax assets in the future and adjustments in our valuation allowance may be required. The recording of any future increases in or release of all or any portion of our valuation allowance could have a material impact on our reported results, and both the recording and release of the valuation allowance could cause fluctuations in our quarterly and annual results of operations.

Legal, Regulatory, and Compliance Risks

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing schemes, and industry standards in the United States and in other countries in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or may in the future include, those relating to or placing restrictions upon banking, lending, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), cryptocurrency, trading in shares and fractional shares, personal income tax filing, fraud detection, consumer protection, anti-money laundering, anti-bribery and anti-corruption, escheatment, sanctions regimes and export controls, AI, privacy, data protection and cybersecurity, fiscalization and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

These laws, rules, regulations, and standards are enforced by multiple authorities and governing bodies in the United States, including federal agencies, such as the FDIC, the SEC, FinCEN, the Consumer Financial Protection Bureau ("CFPB"), the Department of Justice ("DOJ"), the Federal Trade Commission, the IRS and Office of Foreign Assets Control, self-regulatory organizations, and numerous state and local agencies, such as state money transmission license regulators and virtual currency regulators. Outside of the United States, we are subject to additional regulators, authorities, and governing bodies. As we expand into new jurisdictions, expand our product offerings in existing jurisdictions, or as laws, regulations, and standards evolve, the number of foreign regulations and regulators, authorities, and governing bodies governing our business will expand as well. For example, in connection with our acquisition of Afterpay we established a secondary listing on the ASX, subjecting us to additional listing requirements. As our business and products continue to develop and expand, we may become subject to additional rules, regulations, and industry standards. We may not always be able to accurately predict the scope or applicability of certain regulations to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans. In addition, certain regulators have imposed and in the future may impose additional requirements on our business as a condition for obtaining or maintaining permits, licenses or rights to conduct our business, including conditions under any settlements and consent orders with regulators, that restrict our business or our ability to take certain actions. If we fail to comply with the terms of such permits, licenses or other requirements, we could face regulatory or other enforcement actions, penalties or we may not be able to continue operating our business in the same manner.

Laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of judicial decisions, legislative changes and/or executive orders, and may not be consistent across jurisdictions or regulatory bodies. It can be difficult to predict how such laws, regulations, and standards may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions.

For example, Cash App and Square have features that permit our customers and sellers to transact in bitcoin. Bitcoin is not widely accepted as legal tender or backed by governments around the world, and it has experienced price volatility, technological glitches, security compromises, and various law enforcement and regulatory interventions. Certain existing laws also prohibit transactions with certain persons and entities, and we have a risk-based program in place to prevent such transactions. Despite this, due to the nature of bitcoin and blockchain technology, not all such transactions can be prevented, and there can be no guarantee that our risk-based program or our compliance measures will be viewed as sufficient. The regulation of bitcoin, as well as cryptocurrency and digital asset platforms is an evolving area, and we could become subject to additional legislation or regulation in the future, or we might not be able to continue operating our product features that facilitate transactions in bitcoin, at least in current form. If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions, potential fines, injunctions, consent orders, reputational harm, and other consequences. Further, we may need to make other changes to our business operations, our products or our services as a result of changes in laws, regulations, standards, or decisions made by governing or regulatory authorities, all of which could cause the price of our Class A common stock to decrease.

We are subject to audits, inspections, inquiries, and investigations from regulators, authorities, and governing bodies, as applicable, on an ongoing basis, as well as certain monitoring of our compliance with our obligations under applicable laws, regulations and agreements. Although we have a compliance program focused on the laws, rules, regulations, and standards applicable to our business, we have been and are still subject to audits, inspections, inquiries, investigations, fines, or other actions or penalties in one or more jurisdictions levied by regulators, including federal and state agencies, state Attorneys General and private plaintiffs who may be acting as private attorneys general pursuant to various applicable laws, as well as those levied by foreign regulators, authorities, and governing bodies. For example, following the publication of a short seller report in March 2023, we received inquiries from the SEC and DOJ and we continue to cooperate in such matters. Refer to Note 19, *Commitments and Contingencies* within Notes to the Consolidated Financial Statements for further details on regulatory and litigation matters. Regulatory, governmental and other agencies have and may continue to coordinate or share information from time to time, which may result in new or consolidated actions by various agencies against us. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, increased licensure requirements, revocation of licenses or other enforcement actions. We have been and may be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure by us to comply with applicable laws, rules, regulations, standards or consent orders, including any perception that the risk of such a failure by us has increased, could have a significant impact on our reputation as a trusted brand and could cause increased regulatory scrutiny, including the imposition or extension of regulatory obligations, could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy issues identified by regulators, and expose us to legal risk and potential criminal and civil liability.

Our business is subject to complex and evolving regulations and oversight related to privacy, data protection, and information security.

We are subject to laws and regulations relating to the collection, use, retention, privacy, protection, security, and transfer of information, including personal information of our employees and customers. As with the other laws and regulations noted above, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. For example, the EU's General Data Protection Regulation ("GDPR") and similar legislation in the United Kingdom ("U.K.") impose stringent privacy and data protection requirements and provide for greater penalties for noncompliance of up to the greater of 4% of worldwide annual revenue or €20 million or £17.5 million, as applicable. The GDPR restricts international data transfers from the EU to other jurisdictions unless the rights of the individual data subjects in respect of their personal data is protected by an approved transfer mechanism, or one of a limited number of exceptions applies. In the U.K., the Data Protection Act and legislation referred to as the U.K. GDPR substantially enact the GDPR into U.K. law and provide for similar requirements. When transferring personal data from the EU to other jurisdictions, we utilize standard contractual clauses published by the EU Commission (the "SCCs"). We use similar mechanisms approved by the U.K. Information Commissioner's Office when transferring personal data from the UK to other jurisdictions. On July 16, 2020, the Court of Justice of the European Union issued a decision imposing additional obligations on companies when relying on those SCCs. On July 10, 2023, the European Commission issued its "adequacy decision" for the EU-US Data Privacy Framework, concluding that the DPF ensures U.S. protection of personal data transferred between the countries is comparable to that offered in the EU. In the U.K., personal data generally may be transferred from the EU to the U.K. without restriction pursuant to an adequacy decision issued by the European Commission under the GDPR and the Law Enforcement Directive, which was renewed in 2025 to extend through December 2031. The European Commission may intervene at any time with respect to its adequacy decision. The UK's adequacy determination may be subject to modification or revocation in the future. These and other developments relating to cross-border data transfer could result in increased costs of compliance and limitations on our customers and us. Additionally, legal or regulatory challenges or other developments relating to cross-border data transfer may serve as a basis for our personal data handling practices, or those of our customers and vendors, to be challenged and may otherwise adversely impact our business, financial condition, and operating results. We could be required to make additional changes to the way we conduct our business and transmit data between the U.S., the U.K., the EU, and the rest of the world. Further, data protection authorities in the EU increasingly are focused on the use of online analytics and tracking tools, with some contending that the use of these tools may violate EU data protection laws. Moreover, the EU's evolving interpretation of the ePrivacy Directive's requirements regarding the use of cookies and similar technologies may lead to regulators imposing measures in the future that could directly impact our use of such technologies or lead to significant penalties for non-compliance. Any of these changes or other developments with respect to EU data protection law could disrupt our business and otherwise adversely impact our business, financial condition, and operating results. In addition, some countries are considering or have enacted legislation addressing matters such as requirements for local storage and processing of data that could impact our compliance obligations, expose us to liability, and increase the cost and complexity of delivering our services.

Likewise, the California Consumer Privacy Act of 2018 ("CCPA") became effective on January 1, 2020 and was amended by the California Privacy Rights Act, which was passed in November 2020 and became effective on January 1, 2023. The CCPA, as amended, imposes stringent data privacy and data protection requirements relating to personal information of California residents, and provides for penalties for noncompliance of up to $7,500 per violation. Regulations promulgated under the CCPA in September 2025 impose restrictive new obligations regarding, among other things, automated decision-making technology and cybersecurity programs. Aspects of the interpretation and enforcement of the CCPA remain unclear. More generally, privacy, data protection, and information security continue to be rapidly evolving areas, and further legislative activity has arisen and will likely continue to arise in the U.S., the EU, and other jurisdictions. For example, many states in the U.S. have proposed or enacted comprehensive privacy laws that have taken effect or will take effect in coming years. Moreover, several states in the U.S. are now contemplating new regulatory frameworks specific to the privacy of individuals under 18 years of age. At the same time, the U.S. federal government continues to discuss comprehensive federal privacy legislation and expanded legislation with respect to the privacy of children, which may substantially increase our compliance obligations. Additionally, the U.S. Department of Justice issued final rules, effective April 8, 2025, that prohibit and restrict certain access to U.S. bulk sensitive personal data and U.S. government-related data by designated countries of concern. The effects of recently proposed or enacted laws and regulation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Further, variances in these laws and regulations or their interpretations may increase our compliance costs.

We have incurred, and may continue to incur, significant expenses to comply with evolving privacy, data protection, and cybersecurity standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. Laws and regulations directed at privacy, data protection, and cybersecurity, and those that have been applied in those areas, can be challenging to comply with and may be subject to evolving interpretations or applications. In particular, with laws and regulations such as the GDPR and similar privacy laws in Australia, Canada, and Japan, as well as the CCPA and other laws in the U.S. imposing new and relatively burdensome obligations, and with the interpretation and application of these and other laws and regulations subject to evolving and uncertain interpretation and application, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and we may incur significant costs and expenses in an effort to do so. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving legal or regulatory requirements, industry standards, or contractual obligations could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, and fines, penalties and other liabilities, may harm our reputation and competitive position, and may cause our customers to reduce their use of our products and services, disrupt our supply chain or third-party vendor or developer partnerships, and materially and adversely affect our business.

We are subject to risks related to legal and regulatory matters.

We are currently, and may continue to be, subject to a variety of legal and regulatory matters, including claims, lawsuits (including class actions and individual lawsuits), arbitrations, disputes, investigations, subpoenas, inquiries or audits, and other actions or proceedings, including from regulatory bodies and governmental agencies. We have been, and may continue to be, subject to enforcement actions from regulatory bodies and governmental agencies, which may be public and may harm our brand and reputation, cause our customers to stop using our product or applications, cause our partners to discontinue their relationship with us, impair our ability to grow our customer base, subject us to financial penalties and liabilities, injunctions, and otherwise adversely affect our business, financial condition, and results of operations. In connection with certain regulatory or governmental actions, we are and may continue to be required to engage independent monitors or independent consultants to assess or report on aspects of our operations or compliance programs, which could require substantial management time and attention, impose operational constraints, and result in increased costs. Further, regulatory uncertainty or future changes in the regulatory landscape, whether at the state or federal level, or otherwise, may make it more difficult to plan or operate our business and may harm our business and results of operations.

The number and significance of our legal or regulatory matters have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our products and services have increased in complexity, and we expect that we will continue to face additional legal or regulatory matters as we continue to grow and expand. We also receive significant media attention, which could result in increased legal or regulatory matters. Moreover, legal or regulatory matters have in the past and could in the future cause follow-on litigation or regulatory scrutiny by additional parties. These matters may require significant time and expense even if we are successful in resolving the matter, and the outcomes can be uncertain and unpredictable and may involve material penalties, fines, or restrictions on our business. In addition, our recently announced workforce reduction and any reassignment of responsibilities, together with potential increased reliance on automation and AI tools to support certain legal, regulatory compliance and risk management functions, may limit our capacity and introduce additional oversight risks. If such tools do not perform as anticipated or are not effectively implemented and monitored, our ability to maintain effective governance, compliance, and risk processes during and after the transition could be impaired, which could increase the risk of regulatory inquiries, investigations, litigation, enforcement actions, control deficiencies and penalties.

Some of the laws and regulations affecting the internet, mobile commerce, dispute resolution, payment processing, BNPL, AI, bitcoin and equity investing, streaming service, business financing, and employment were not written with businesses like ours in mind, and many of the laws and regulations, including those affecting us have been enacted relatively recently. As a result, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are or may be subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. The scope, outcome, and impact of legal or regulatory matters to which we are subject cannot be predicted with certainty. Regardless of the outcome, such matters can have a material and adverse impact on us due to their costs, diversion of our resources, restrictions placed on our business, and other factors. Plaintiffs or regulatory agencies may seek, and we may become subject to, preliminary or provisional rulings in the course of litigation, including preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle legal or regulatory matters on terms that are unfavorable to us. In the event that settlements of legal or regulatory matters or the successful assertion of one or more claims against us are not covered by insurance, exceed available insurance coverage or exceed the amount we have accrued or otherwise set aside for self-insured risks, our business, financial condition, and reputation may be adversely affected.

As a licensed money transmitter and virtual currency business, we are subject to important obligations and restrictions.

We have obtained licenses to operate as a money transmitter and to engage in virtual currency business activity in the U.S. and in the states where this is required, as well as in some non-U.S. jurisdictions, including but not limited to the EU, the U.K., and Australia. As a licensed entity, we are subject to obligations and restrictions including with respect to the investment of customer funds, reporting requirements, bonding requirements, and inspection by state and federal regulatory agencies concerning those aspects of our business considered money transmission and regulated virtual currency business. Evaluation of our compliance efforts, as well as the questions of whether and to what extent our products and services are considered money transmission and regulated virtual currency business, are matters of regulatory interpretation and could change over time. Our state regulators also frequently collaborate on their examinations of our business. We have and continue to work with them on any concerns they raise. In the past, we have been subject to, and may in the future be subject to, fines and other penalties by such regulatory authorities due to their interpretations and applications to our business of their respective state money transmission laws. For example, in January 2025, we entered into a settlement agreement and consent order with various state money transmission license regulators related to aspects of our Bank Secrecy Act/anti-money laundering program. Failure to take required corrective actions may result in further exposure to state action. Any examinations and investigations by state regulators could result in liability, including governmental fines, restrictions on our business, or other sanctions, and we could be forced to cease conducting business or offering certain products or services in certain jurisdictions, be forced to otherwise change our business practices in certain jurisdictions, or be required to obtain additional licenses or regulatory approvals. There can be no assurance that we will be able to obtain or maintain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on our business. In addition, applicable laws, regulations, regulatory interpretations, and supervisory expectations may change over time, which could further increase our compliance costs, limit our operations, or require additional licenses or changes to our structure, products or services.

We are subject to a number of regulatory risks in the BNPL space.

The regulation of BNPL products is evolving, and states or countries have and may continue to pass new or additional regulations or additional and changing legal, regulatory, tax, licensing, and compliance requirements and industry standards that could adversely impact our BNPL products. Any inability, or perceived inability, to comply with existing or new compliance obligations issued by any regulatory authority, including with respect to BNPL products, could lead to regulatory investigations, or result in administrative or enforcement action, such as fines, penalties, and/or enforceable undertakings and adversely affect us and our results of operations. Regulatory scrutiny or changes in the BNPL space may impose significant compliance costs and make it uneconomical for us to continue to operate in our current markets or for us to expand into new markets.

Our subsidiary Cash App Investing is a broker-dealer registered with the SEC and a member of FINRA, and therefore is subject to extensive regulation and scrutiny.

Our subsidiary Cash App Investing facilitates transactions in shares and fractionalized shares of publicly-traded stock and exchange-traded funds by users of our Cash App through a third-party carrying broker-dealer. Cash App Investing is registered with the SEC as a broker-dealer under the Exchange Act and is a member of FINRA. Therefore, Cash App Investing is subject to regulation, examination, and supervision by the SEC, FINRA, and state securities regulators. The regulations applicable to broker-dealers cover all aspects of the securities business, including sales practices, use and safekeeping of clients' funds and securities, capital adequacy, record-keeping, and the conduct and qualification of officers, employees, and independent contractors. As part of the regulatory process, broker-dealers are subject to periodic examinations by their regulators, the purpose of which is to determine compliance with securities laws and regulations, and from time to time may be subject to additional routine and for-cause examinations. It is not uncommon for regulators to assert, upon completion of an examination, that the broker-dealer being examined has violated certain of these rules and regulations. Depending on the nature and extent of the violations, the broker-dealer may be required to pay a fine and/or be subject to other forms of disciplinary and corrective action. Additionally, the adverse publicity arising from the imposition of sanctions could harm our reputation and cause us to lose existing customers or fail to gain new customers.

The SEC, FINRA, and state regulators have the authority to bring administrative or judicial proceedings against broker-dealers, whether arising out of examinations or otherwise, for violations of state and federal securities laws. Administrative sanctions can include cease-and-desist orders, censure, fines, and disgorgement and may even result in the suspension or expulsion of the firm from the securities industry. Similar sanctions may be imposed upon officers, directors, representatives, and employees.

Cash App Investing has adopted, and regularly reviews and updates, various policies, controls, and procedures designed for compliance with Cash App Investing's regulatory obligations. However, appropriately addressing Cash App Investing's regulatory obligations is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to appropriately address them. Failure to adhere to these policies and procedures may also result in regulatory sanctions or litigation against us. Cash App Investing also relies on various third parties to provide services, including handling and executing customer orders, and failure of these third parties to adequately perform these services may negatively impact customer experience, product performance, and our reputation and may also result in regulatory sanctions or litigation against us or Cash App Investing.

In the event of any regulatory action or scrutiny, we or Cash App Investing could also be required to make changes to our business practices or compliance programs. In addition, any perceived or actual breach of compliance by Cash App Investing with respect to applicable laws, rules, and regulations could have a significant impact on our reputation, could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk, including litigation against us, and potential liability.

Cash App Investing is subject to net capital and other regulatory capital requirements; failure to comply with these rules could harm our business.

Our subsidiary Cash App Investing is subject to the net capital requirements of the SEC and FINRA. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA, and ultimately may require its liquidation. Currently, Cash App Investing has relatively low net capital requirements, because it does not hold customer funds or securities, but instead introduces customers and directs transactions to third-party carrying broker-dealers. However, a change in the net capital rules, a change in how Cash App Investing handles or holds customer assets, or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements could have adverse effects. Finally, because Cash App Investing is subject to such net capital requirements, we may be required to provide additional capital into Cash App Investing from time to time and as such, we may have liability and/or our larger business may be affected by any of these outcomes.

Our subsidiary Square Financial Services is a Utah state-chartered industrial loan company, which requires that we serve as a source of financial strength to it and subjects us to potential regulatory sanctions and additional risks.

On March 1, 2021, Square Financial Services received its deposit insurance from the FDIC and charter approval from the Utah Department of Financial Institutions and became operational. The FDIA requires that we serve as a source of financial strength to Square Financial Services. This means that we are required by law to provide financial assistance to Square Financial Services in the event that it experiences financial distress. In this regard, the FDIC's approval requires that Square Financial Services have initial paid-in capital of not less than approximately $56 million, and at all times meet or exceed the regulatory capital levels required for Square Financial Services to be considered "well capitalized" under the FDIC's prompt corrective action rules. The regulatory total capital and leverage ratios of Square Financial Services may not be less than the levels provided in Square Financial Services' business plan approved by the FDIC and in no event may Square Financial Services' leverage ratio be less than twenty percent, as calculated in accordance with FDIC regulations. If Square Financial Services' total capital or leverage ratios fall below the levels required by the FDIC, we will need to provide sufficient capital to Square Financial Services so as to enable it to maintain its required regulatory capital ratios. If the FDIC were to increase Square Financial Services' capital requirements, it could negatively impact our business and operations and those of Square Financial Services.

The FDIC's approval is also contingent on us maintaining a Capital and Liquidity Maintenance Agreement as well as a Parent Company Agreement. The Capital and Liquidity Maintenance Agreement requires, among other things, that we maintain a third-party line of credit for the benefit of Square Financial Services acceptable to the FDIC; purchase any loan from Square Financial Services at the greater of the cost basis or fair market value, if deemed necessary by the FDIC or Square Financial Services; and establish and maintain a reserve deposit of $50 million at an unaffiliated third-party bank that Square Financial Services could draw upon in the event that we fail to provide sufficient funds to maintain Square Financial Services' capital ratios at the required levels. The Parent Company Agreement requires, among other things, that we consent to the FDIC's examination of us and our subsidiaries; limit our representation on Square Financial Services' board of directors to no more than 25 percent; submit a contingency plan to the FDIC that describes likely scenarios of significant financial or operational stress and, if we were unable to serve as a source of financial strength, options for the orderly wind down or sale of Square Financial Services. Jack Dorsey, who is considered our controlling shareholder in this context, also agreed to cause us to perform under these agreements. Should we fail to comply with these obligations, we could be subject to regulatory sanctions. In addition, any failure by Square Financial Services to comply with applicable laws, rules, and regulations could also subject us and Square Financial Services to regulatory sanctions. These sanctions could adversely impact our reputation and our business, require us to expend significant funds for remediation, and expose us to litigation and other potential liability.

Square Financial Services is subject to the requirements in Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board's implementing Regulation W, which regulate loans, extensions of credit, purchases of assets, and certain other transactions between an insured depository institution (such as Square Financial Services) and its affiliates. The statute and regulation require Square Financial Services to impose certain quantitative limits, collateral requirements, and other restrictions on "covered transactions" between Square Financial Services and its affiliates and requires all transactions be on "market terms" and conditions consistent with safe and sound banking practices. Any failure by us or Square Financial Services to comply with these requirements could limit the types of products and services we may offer and may impose additional compliance costs.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

Our trade secrets, trademarks, copyrights, patents, and other intellectual property rights are critical to our success. We rely on, and expect to continue to rely on, a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret, and patent rights, to protect our brand and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products and services. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and that compete with our business.

We routinely apply for patents in the U.S. and internationally to protect innovative ideas in our technology, but we may not always be successful in obtaining patent grants from these applications. We also pursue registration of copyrights, trademarks, and domain names in the United States and in certain jurisdictions outside of the United States, but doing so may not always be successful or cost-effective. In general, we may be unable or, in some instances, choose not to obtain legal protection for our intellectual property, and our existing and future intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. The laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States, and effective intellectual property protection and mechanisms may not be available in those jurisdictions. We may need to expend additional resources to defend our intellectual property in these countries, and the inability to do so could impair our business or adversely affect our international expansion. Our intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting, or otherwise violating them. In some cases, our commitments to transparency regarding the circumstances in which we will enforce our intellectual property rights may limit our ability to pursue certain claims or deter misuse of our intellectual property. Additionally, our intellectual property rights and other confidential business information are subject to risks of compromise or unauthorized disclosure if our security measures or those of our third-party service providers are unable to prevent cyber-attacks or other security breaches or incidents. Unauthorized disclosure or use of our intellectual property rights may also occur if third parties were to breach the licensing terms under which certain of our innovations are offered broadly, including under open source licenses. Furthermore, the growing use of generative AI presents an increased risk of unintentional and/or unauthorized disclosure or use of our intellectual property rights. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could have a material and adverse effect on our business.

We regularly contribute software source code under open source and other permissive licenses and have made other technology we developed, such as AI agents, available under such licenses, and we include open source software in our products. Additionally, our AI services may be trained on data sets that may include open source software and the outputs of our AI services may be subject to open source license restrictions or obligations. As a result of our open source contributions and the use of open source software in our products, we may license or be required to license or disclose code and/or innovations that turn out to be material to our business and may also be exposed to increased litigation risk. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brands and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial condition.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks and the terms and conditions of statutory licenses, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future, particularly as new technologies such as generative AI impact the industries in which we operate. We also do not have control over whether standardized technologies and protocols infringe purported third-party intellectual property rights. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Legal and regulatory changes in this area may also present uncertainty and risk. For instance, the Unified Patent Court in the European Union creates an opportunity to efficiently resolve such claims in a specialized forum, while also introducing limited operational uncertainty as the court's procedures and processes scale. Regardless of the forum, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party's intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material and adverse effects on our business, operating results, and financial condition.

In some instances, third-party assertions of intellectual property rights have led, and may continue to lead, to litigation. In such instances, we are accused of having, or may be found to have, infringed or violated third-party copyrights, patents, trademarks, and other intellectual property rights. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. If any IP litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We have also, from time to time, needed to obtain a license to continue existing practices as a result of changes in law or for which we are found to be in violation of a third-party's rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of technology, and doing so could require significant effort and expense or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations or to pay substantial amounts to the other party and could materially and adversely affect our business.

Increased scrutiny from investors, regulators, and other stakeholders relating to sustainability issues could result in additional costs for us and may adversely impact our reputation.

Investors, regulators, customers, employees and other stakeholders continue to focus on sustainability matters. Our sustainability strategy is focused on five key areas: purpose, customers, investments, operations, and corporate governance. We publicly report on certain commitments, initiatives, and goals regarding sustainability matters in our annual Impact Report, on our website, in our SEC filings, and elsewhere. For example, we are committed to building a diverse workforce that reflects our customers and the communities we serve. We also continue to maintain our commitment to be net zero carbon for operations by 2030. The implementation of our sustainability commitments, initiatives, and goals may require additional investments, and in certain cases, are reliant on third-party verification and/or performance, and we cannot guarantee that we will make progress on our commitments and initiatives or achieve our goals. If we fail, or are perceived to fail, to make such progress or achievements, or to maintain sustainability practices that meet evolving stakeholder expectations, or if we revise any of our sustainability commitments, initiatives, or goals, our reputation and our ability to attract and retain employees could be harmed, and we may be negatively perceived by investors or our customers. In addition, we could also be criticized or face claims regarding our sustainability commitments, initiatives, and goals, including with respect to the accuracy, adequacy, or completeness of related disclosures, and our reputation and business could be negatively impacted. Further, regulatory requirements with respect to carbon emissions disclosures and other aspects of sustainability may result in increased compliance requirements on our business and supply chain, and may increase our operating costs. In addition, California and a number of jurisdictions outside the United States have adopted climate and risk rules, including disclosure requirements, that apply to us and we will incur costs and expend resources to comply with such applicable rules.

Risks Related to Ownership of Our Common Stock

The dual class structure of our common stock has the effect of concentrating voting control within our stockholders who held our stock prior to our initial public offering, including many of our employees and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock, including certain of our executive officers, employees, and directors and their affiliates, held approximately 53% of the voting power of our combined outstanding capital stock as of December 31, 2025. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively hold more than a majority of the voting power of our outstanding common stock, and therefore such holders are able to control all matters submitted to our stockholders for approval. When the shares of our Class B common stock represent less than 5% of the combined voting power of our Class A common stock and Class B common stock, the then-outstanding shares of Class B common stock will automatically convert into shares of Class A common stock.

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. Such conversions of Class B common stock to Class A common stock upon transfer will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term. If our Class B stockholders retain shares of Class B common stock constituting as little as 10% of all outstanding shares of our Class A and Class B common stock combined, they will continue to control a majority of the combined voting power of our outstanding capital stock.

The market price of our Class A common stock has been and will likely continue to be volatile, and you could lose all or part of your investment.

The market price of our Class A common stock has been and may continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. In addition to the factors discussed in this *Risk Factors* section and elsewhere in this Annual Report on Form 10-K, factors that could cause fluctuations in the market price of our Class A common stock include the following:

- general economic, regulatory, and market conditions, in particular conditions that adversely affect our sellers' business and the amount of transactions they are processing, or adversely affect customer spending or repayment ability;

- public health crises and related measures to protect the public health;

- sales of shares of our common stock by us or our stockholders;

- issuance of shares of our Class A common stock, whether in connection with an acquisition or upon conversion of some or all of our outstanding Convertible Notes;

- short selling of our Class A common stock or related derivative securities;

- from time to time we make investments in equity that is, or may become, publicly held, and we may experience volatility due to changes in the market prices of such equity investments;

- fluctuations in the price of bitcoin;

- reports by securities or industry analysts, media or other third parties, that are interpreted either negatively or positively by investors, failure of securities analysts to maintain coverage and/or to provide accurate consensus results of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

- the financial or other projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new products or services;

- rumors and market speculation involving us or other companies in our industry;

- actual or perceived security incidents that we or our service providers may suffer; and

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

Our Class A common stock is listed to trade on more than one stock exchange, and this may result in price variations between the exchanges.

Our Class A common stock is listed for trade on the NYSE and as CDIs on the ASX. Dual-listing may result in price variations between the exchanges due to a number of factors. Our Class A common stock is traded in U.S. dollars on the NYSE and our CDIs are traded in Australian Dollars on the ASX. The two exchanges also have differing vacation schedules. Differences in the trading schedules, as well as volatility in the exchange rate of the two currencies, among other factors, may result in different trading prices for our Class A common stock on the two exchanges.

The convertible note hedge and warrant transactions may affect the value of our Class A common stock.

In connection with the issuance of each series of our Convertible Notes, we entered into convertible note hedge transactions with the option counterparties. We also entered into warrant transactions with the option counterparties pursuant to which we sold warrants for the purchase of our Class A common stock. The convertible note hedge transactions are expected generally to offset the potential dilution to our Class A common stock upon any conversion of the Convertible Notes and/or reduce any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be. The warrant transactions would separately have a dilutive effect to the extent that the market price per share of our Class A common stock exceeds the strike price of any warrants unless, subject to the terms of the warrant transactions, we elect to cash settle the warrants.

From time to time, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes. This activity could cause or avoid an increase or a decrease in the market price of our Class A common stock.

Anti-takeover provisions contained in our certificate of incorporation, our bylaws, and provisions of Delaware law could impair a takeover attempt.

Our amended and restated certificate of incorporation ("certificate of incorporation"), our amended and restated bylaws ("bylaws"), and Delaware law contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of our Class A common stock.

Among other things, our dual-class common stock structure provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding shares of common stock. Further, our certificate of incorporation and bylaws include provisions (i) creating a classified board of directors whose members serve staggered three-year terms; (ii) authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock; (iii) limiting the ability of our stockholders to call special meetings; (iv) eliminating the ability of our stockholders to act by written consent without a meeting or to remove directors without cause; and (v) requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding capital stock from engaging in certain business combinations without the approval of our board of directors or the holders of at least two-thirds of our outstanding capital stock not held by such stockholder.

Any provision of our certificate of incorporation, bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our bylaws provide that (1) the Delaware Court of Chancery or another state court or federal court located within the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and (2) the federal district courts of the U.S. will be the exclusive forum for all causes of action arising under the Securities Act, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over the claims at issue and the indispensable parties. The choice of forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have a cybersecurity risk management program consisting of policies and procedures for assessing, identifying, and managing material risk from cybersecurity threats, and we have integrated these policies and procedures into our overall risk management systems and processes. Our cybersecurity policies and procedures are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. We routinely assess material risks from cybersecurity threats and regularly assess and update our cybersecurity risk management program in response to emerging trends and changes in our operations.

Our cybersecurity risk management program includes, among other elements:

Identification: We aim to proactively identify sources of risk, areas of impact, and relevant events that could give rise to cybersecurity risks, such as changes to our infrastructure, service providers, personnel, or operational environment.

Assessment: We conduct ongoing and continuous risk assessments to identify cybersecurity threats. We also conduct likelihood and impact assessments with the goal of identifying reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Management: Following our risk assessments, management designs and implements reasonable risk response and reduction initiatives to address any identified security risks, including taking steps to address gaps in our existing controls, processes, and procedures. Our employees participate in cybersecurity training and awareness upon hire and at least annually thereafter as part of management's ongoing risk mitigation efforts. These training and awareness programs are continuously updated with learnings from our risk management practices and the evolution of the threat landscape.

We engage third parties, including consultants and auditors, to evaluate the effectiveness of our risk management program, control environment, and cybersecurity practices through security audits, penetration testing, and other engagements.

We have processes in place to identify, review and evaluate cybersecurity risks associated with our use of third-party service providers. These reviews are conducted at onboarding and periodically throughout the tenure of the service provider based on risk tier rating of each service provider. We believe these processes enable us to evaluate a third-party service provider's security posture, identify risks that may arise out of our use of the third-party's service, and make decisions regarding acceptable levels of risk and risk mitigation.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents and events, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this Annual Report on Form 10-K.

Board and Management's Role in Data Privacy and Cybersecurity Oversight

Our board of directors recognizes the oversight of risk management as one of its primary responsibilities and central to maintaining an effective, risk-aware and accountable organization. While the board of directors maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program and risks, it has delegated certain oversight responsibilities to our audit and risk committee. Our board of directors and audit and risk committee's principal role is one of oversight, recognizing that management is responsible for the design, implementation, and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. The audit and risk committee assists the board of directors in enhancing its understanding of data privacy and cybersecurity issues by overseeing our data privacy and information security programs, strategy, policies, processes, and material risks, as well as overseeing responses to security and data incidents, as appropriate.

The full board of directors receives an annual information security update by our Chief Information Security Officer ("CISO") and an annual privacy update, which covers, among other matters, our privacy and cybersecurity programs and risks. Our audit and risk committee receives updates, at least quarterly, on significant data privacy and security risks, including any significant incidents, relevant industry developments, threat vectors and significant risks identified in risk assessments, periodic penetration tests or vulnerability scans. The board of directors also receives updates that include significant legal and legislative developments concerning data privacy and security, our approach to complying with applicable law, and significant engagement with regulators concerning data privacy and cybersecurity, including maturity of our cybersecurity common controls. Our audit and risk committee provides regular updates to the board of directors on such reports.

Our CISO oversees our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. Our data security governance, infrastructure security, product security, applied security engineering and security operations teams report directly to our CISO and provide regular updates on significant or potentially significant threats and incidents. Additionally, we have an incident response team and an incident response plan that outlines the roles and responsibilities of key personnel, including representatives from information security, compliance, and counsel, that are involved in responding to, remediating and escalating such incidents to the CISO, as appropriate. Our CISO reports directly to our Engineering Lead and indirectly to our Board's audit and risk Committee. Our CISO provides updates on significant or potentially significant threats and incidents to our Block Head and leadership team, in addition to the audit and risk committee and our board of directors as appropriate and in accordance with the processes detailed in the prior paragraph.

Our CISO is primarily responsible for assessing and managing our material risks from cybersecurity threats. Our CISO has over 20 years of experience in information security, including serving as head of cybersecurity and privacy response at a global public company and information security leadership positions with the United States government. Our CISO holds undergraduate and graduate degrees in computer information systems and computer science with an information security focus and possesses various certifications, including the Information Systems Security Professional (NSTISSI No. 4011) and Information Systems Security Officer (CNSSI No. 4014) certifications.

ITEM 2. PROPERTIES

We do not designate a headquarters location as we have adopted a distributed work model. We lease space in New York, New York for a product development, sales, and business operations office under a lease that expires in 2028 and office space in Oakland, California for general corporate purposes under a lease that expires in 2031. We also lease space in St Louis, Missouri, for a business operations office under a lease that expires in 2036 with two renewal options to extend the lease for an additional term of 5 years each. We also have offices in several other locations and believe our facilities are sufficient for our current needs.

ITEM 3. LEGAL PROCEEDINGS

We are currently a party to, and may in the future be involved in, various legal matters, investigations, subpoenas, inquiries, audits, claims, lawsuits, arbitrations, and disputes, including with regulatory bodies and governmental agencies. For information regarding legal proceedings in which we are involved, see "Litigation and Regulatory Matters" in Note 19, *Commitments and Contingencies* within Notes to the Consolidated Financial Statements, which is incorporated herein by reference.

In addition, from time to time, we are involved in various other legal matters, investigations, subpoenas, inquiries, audits, claims, lawsuits, arbitrations, and disputes arising in the ordinary course of business. We cannot at this time fairly estimate a reasonable range of exposure, if any, of the potential liability with respect to these other matters. While we do not believe, at this time, that any ultimate liability resulting from any of these other matters will have a material adverse effect on our results of operations, financial position, or liquidity, we cannot give any assurance regarding the ultimate outcome of these other matters, and their resolution could be material to our operating results for any particular period.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock trades on the New York Stock Exchange and our CDIs are traded on the ASX, both under the symbol "XYZ". There is no public trading market for our Class B common stock.

Holders of Record

As of February 20, 2026, there were 442 holders of record of our Class A common stock and 22 holders of record of our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these record holders. As of February 20, 2026, we have approximately 37,476 holders of record of our CDIs.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

Issuer Purchases of Equity Securities

In November 2025, the board of directors of the Company authorized an increase to the Company's share repurchase program to repurchase up to an additional $5 billion of the Company's Class A common stock, for a total authorization of $9 billion. Repurchases may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate the Company to acquire any particular amount of its Class A common stock and may be suspended at any time at the Company's discretion. The timing and number of shares repurchased will depend on a variety of factors, including the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors.

The following table summarizes the share repurchase activity for the three months ended December 31, 2025 (in thousands, except per share amounts):

Period	Total Number of Shares Purchased	Average price paid per share [i]	Total number of shares purchased as part of publicly announced plans or program	Approximate dollar value of shares that may yet be purchased under the plans or programs
October 1, 2025 - October 31, 2025	2,172	$ 76.98	2,172	$ 965,124
November 1, 2025 - November 30, 2025	4,064	$ 64.41	4,064	$ 703,375
December 1, 2025 - December 31, 2025	5,658	$ 63.84	5,658	$ 5,342,188
Total	11,894		11,894	

[i] Average price paid per share for open market purchases includes broker commissions, but excludes excise tax.

Unregistered Sales of Equity Securities

None.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Block, Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The following graph compares the cumulative total return to stockholders of our common stock relative to the cumulative total returns of the Standard & Poor's 500 Index ("S&P 500"), and the S&P North American Technology Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each index on the last trading day for the fiscal year ended December 31, 2020 and its relative performance is tracked through December 31, 2025. The returns shown are based on historical results and are not intended to suggest future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Block, Inc., the S&P 500 Index
and the S&P NA Technology Sector Index
$250
$200
$150
$100
$50
$0
12/20
12/21
12/22
12/23
12/24
12/25
Block, Inc.
S&P 500
S&P NA Technology Sector
*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

Company/Index	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Block, Inc.	$ 100.00	$ 74.21	$ 28.87	$ 35.54	$ 39.05	$ 29.91
S&P 500	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
S&P North American Technology	$ 100.00	$ 126.40	$ 81.71	$ 131.65	$ 179.15	$ 228.99

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis provides a review of the results of operations, key operating metrics and non-GAAP financial measures, and liquidity and capital resources of Block, Inc. on a historical basis and outlines the factors that have affected recent earnings, as well as those factors that may affect future earnings. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K ("Form 10-K").

This section of this Form 10-K generally discusses fiscal 2025 compared to fiscal 2024. The comparison of the fiscal 2024 results with the fiscal 2023 results that are not included in this Form 10-K can be found in the "Management's Discussion and Analysis Results of Operations" section in the Company's fiscal 2024 Annual Report within Part II, Item 7 of Form 10-K, filed on February 24, 2025.

The statements in this discussion regarding our expectations of our future performance, liquidity, and capital resources; our plans, estimates, beliefs, and expectations that involve risks and uncertainties; and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under Item 1A. Risk Factors and elsewhere in this Form 10-K. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We launched the Square ecosystem in February 2009 to enable businesses ("sellers") to accept card payments, a critical capability that had previously been inaccessible to many businesses. We have since expanded to provide sellers additional products and services and to give them access to a cohesive ecosystem of tools to help them start, run, and grow their businesses. Similarly, with Cash App, we have built an ecosystem of financial products and services to help consumers manage their money. Cash App now provides an ecosystem of commerce solutions, financial services, and bitcoin capabilities focused on helping consumers make their money go further by enabling customers to store, send, receive, spend, invest, BNPL, borrow, or save their money. In addition, our nascent ecosystems include TIDAL as well as Bitcoin, which includes businesses such as Proto and Bitkey.

In 2025, we generated gross profit of $10.4 billion, up 17% year over year. Cash App generated gross profit of $6.3 billion in 2025, up 21% year over year, primarily driven by growth in Cash App Borrow. Square generated gross profit of $3.9 billion in 2025, up 9% year over year, driven by financial solutions, most notably Square Loans.

In 2025, operating income was $1.7 billion and Adjusted Operating Income was $2.1 billion, compared to operating income of $892.3 million and Adjusted Operating Income of $1.6 billion in 2024. Net income attributable to common stockholders was $1.3 billion compared to net income attributable to common stockholders of $2.9 billion for the same period in 2024, and Adjusted EBITDA was $3.5 billion, an increase of 14% year over year. Net income for 2025 and 2024 included a loss of $55.9 million and gain of $420.9 million, respectively, from the remeasurement of our bitcoin investment. In 2024, we released our valuation allowance associated with certain federal and state deferred tax assets, as well as recognized deferred tax assets as part of internal legal entity restructuring efforts, which resulted in benefits to net income for 2024 of $1.9 billion. Refer to the *Key Operating Metrics and Non-GAAP Financial Measures* section below for reconciliations of non-GAAP financial measures to their nearest generally accepted accounting principles ("GAAP") equivalents.

Starting in 2023, we sharpened our focus on our organizational structure and expenditures with a view to identifying areas where we can be more cost efficient as we focus on disciplined growth. We made progress on our cost efficiency goals in 2025, and we expect to continue these efforts. For the year ended December 31, 2025 and 2024, we recorded $78.6 million and $26.8 million of severance and other expenses related to these efforts, respectively. In February 2026, we announced a workforce reduction restructuring plan (the "Workforce Plan") designed to better align our organizational structure with our operating model and strategic priorities. As part of the Workforce Plan, we expect to reduce our current workforce by more than 40%. We expect that the execution of the Workforce Plan will be substantially complete by the end of the second quarter of fiscal 2026. We will continue to incur expenses, including additional restructuring costs, in the short term to implement these initiatives. We expect to realize benefits related to our focus on disciplined growth and cost efficiencies, and we expect to continue to benefit from these actions in future periods. We plan to continue to operate at this smaller size and are continuing to look at ways to improve our efficiency through a combination of AI automation, prioritization of our scope, performance management, and centralization of teams and functions to reduce duplication.

During the third quarter of 2025, we issued $2.2 billion in aggregate principal amount of senior unsecured notes comprised of $1.2 billion in aggregate principal amount of senior notes due 2030 ("2030 Senior Notes") and $1.0 billion in aggregate principal amount due 2033 ("2033 Senior Notes"). We ended 2025 with $9.2 billion in available liquidity, with $8.4 billion in cash, cash equivalents, restricted cash, and investments in marketable debt securities, as well as an undrawn amount of $775.0 million available under our revolving credit facility, which was amended on January 14, 2026 to, among other things, increase the unsecured revolving loan facility to $900 million. This represents a decrease of $1.5 billion from the end of 2024, primarily due to a $1.0 billion cash payment for the settlement of the outstanding 2025 Convertible Notes that matured in March 2025 and $2.3 billion of share repurchases in 2025, partially offset by $2.2 billion cash received related to the issuance of the 2030 Senior Notes and 2033 Senior Notes.

In November 2025, the board of directors of the Company authorized an increase to the Company's share repurchase program to repurchase up to an additional $5 billion of the Company's Class A common stock, for a total authorization of $9 billion. The goal of the program is to return capital to shareholders. The timing and amount of shares repurchased will depend on a variety of factors, including the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors. As of December 31, 2025, we have repurchased $3.7 billion of our Class A common stock under the program, of which $2.3 billion was purchased in 2025.

Components of Results of Operations

Revenue

Commerce Enablement Revenue

Commerce enablement revenue is primarily comprised of revenue generated from Square payments, software, and hardware, Cash App Card, Cash App Pay, the Company's BNPL products, Cash App Business accounts, and TIDAL. Commerce enablement revenue also includes various other software as a service ("SaaS") products offered through Square. Our other SaaS products include subscription fees on our vertical software solutions, operational tool products (including Square Team Management and Square Payroll), and other products.

We charge our sellers a transaction fee that is generally calculated as a percentage of the total transaction amount processed. We also selectively offer custom pricing for certain larger sellers. We also charge transaction fees to Cash App Business customers for peer-to-peer transactions or funding transactions with a credit card.

Cash App Card offers Cash App customers the ability to use their stored funds via a Visa prepaid card that is linked to the balance the customer stores in Cash App. We also earn interchange fees when a Cash App Card is used to make a purchase. These transaction and interchange fees are treated as revenue when charged.

Revenue from our BNPL products include merchant fees generated from consumer receivables, late fees, gift cards, and certain affiliate and advertising fees. Through the use of our BNPL products, consumers can pay for their purchases over time by splitting their purchase price generally into three or four installments, typically due in two-week increments, without paying fees (if payments are made on time). For the majority of our BNPL products, we do not charge consumers interest or fees, other than late fees, which may be charged in certain regions as an incentive to encourage consumers to pay their outstanding balances as and when they fall due. We also offer the ability for consumers to pay for larger transaction sizes over a three-, six-, twelve-, or twenty-four-month period using a monthly payment option, which includes no late fees and no compounding interest with a cap on total interest owed. We may sell the rights, title, and interest to a third-party investor for an upfront consideration subsequent to origination of some of the loans. We are retained by the third-party investor to service the loans and earn a servicing fee for facilitating the repayment of these loans through our payments solutions.

TIDAL primarily generates revenue from subscriptions to customers, and such subscriptions allow access to the song library, video library, and improved sound quality. Customers can subscribe to services directly from the TIDAL website or through the Apple store. For both subscription channels, we charge customers a monthly fee for those subscription services.

Revenue from Square hardware includes revenue from sales of magstripe readers, contactless and chip readers, Square Stand, Square Register, Square Terminal, and third-party peripherals. Third-party peripherals include cash drawers, receipt printers, scales, and barcode scanners, all of which can be integrated with Square Stand, Square Register, or Square Terminal to provide a comprehensive point-of-sale solution.

Financial Solutions Revenue

Financial solutions revenue is primarily comprised of revenue the Company generates from Cash App Borrow, Cash App Instant Deposit, ATM withdrawal fees, interest earned on customer funds, and Square Loans.

Cash App Borrow allows customers to access short-term loans for a fee. The loans are repaid at the end of the loan term and customers may elect to prepay all or a part of the outstanding balance. If the outstanding balance is not paid when due, late fees in the form of interest may be charged. Historically, all Cash App Borrow loans were facilitated through a partnership with a third-party industrial bank. Beginning in the second quarter of 2025, the Company also began originating Cash App Borrow loans through our wholly-owned subsidiary bank, Square Financial Services. For loans originated by the bank partner, the Company purchases the loans obtaining all rights, title, and interest. Net amounts paid to the bank partner are recorded as the cost of the loans purchased, and amounts collected in excess of the carrying value are recognized as revenue over the life of the loans. For loans originated through our wholly-owned subsidiary bank, Square Financial Services, the Company records the loans at the amount originated and amounts collected in excess of the originated amount are recognized as revenue over the life of the loans.

Instant Deposit is a functionality within Cash App and our managed payment solutions that enables customers, including individuals and sellers, to instantly deposit funds into their bank accounts. We charge the customer a per transaction fee when they instantly deposit funds to their bank account or withdraw funds from an ATM.

Square Loans to sellers that are originated by Square Financial Services are generally repaid through withholding a percentage of the seller's receivables collected and processed by us or a specified monthly amount. We also originate loans to the customers of certain sellers, which are generally repaid via ACH. For some of the loans, it is our intention to sell the rights, title, and interest to third-party investors for an upfront consideration. We are retained by the third-party investors to service the loans and earn a servicing fee for facilitating the repayment of these loans through our payments solutions. Certain loans, for which we have the intention and ability to hold through maturity, are not immediately sold to third-party investors. Interest and fees earned on these loans are recognized as revenue using the effective interest method. The Company records the amounts advanced to the customers or the net amounts paid to purchase the loans as cost of the loans.

Bitcoin Ecosystem Revenue

Bitcoin ecosystem revenue is primarily comprised of revenue the Company generates from customer purchases of bitcoin within Cash App, Proto, and bitcoin withdrawal fees. We recognize revenue when customers purchase bitcoin and it is transferred to the customer's account. We purchase bitcoin from private broker dealers or from Cash App customers and apply a small margin before selling it to our customers. The sale amounts received from our customers are recorded as revenue on a gross basis and the associated bitcoin cost as cost of revenues, as we are the principal in the bitcoin sale transaction. Bitcoin revenue may fluctuate as a result of changes in customer demand or the market price of bitcoin. Bitcoin withdrawal is a functionality within Cash App that enables customers to withdraw bitcoin stored on Cash App to a third-party wallet. We charge customers a fee for the option of faster withdrawal speeds.

Cost of Revenue

Commerce Enablement Costs

Commerce enablement costs consist primarily of interchange and assessment fees, processing fees, and bank settlement fees paid to third-party payment processors and financial institutions, as well as costs associated with the Company's BNPL products, TIDAL, and Square hardware and software.

Financial Solutions Costs

Financial solutions costs consist primarily of partnership fees related to Cash App including ATM withdrawals and Instant Deposit.

Bitcoin Ecosystem Costs

Bitcoin ecosystem costs consist primarily of the amounts we pay to purchase bitcoin that is sold to customers, which fluctuate in line with bitcoin revenue, as well as costs associated with Proto.

Amortization of Acquired Technology Assets

Amortization of acquired technology assets is primarily comprised of amortization related to the acquired technology assets from the acquisition of Afterpay.

Operating Expenses

Operating expenses consist of product development; sales and marketing; general and administrative expenses; transaction, loan, and consumer receivable losses; and amortization of customer and other acquired intangible assets. For product development and general and administrative expenses, the largest single component is personnel-related expenses, including salaries, commissions and bonuses, employee benefit costs, severance-related expenses, and share-based compensation. In the case of sales and marketing expenses, a significant portion is related to Cash App peer-to-peer transactions and Cash App Card issuance costs, in addition to paid advertising and personnel-related expenses. Operating expenses also include allocated overhead costs for facilities, human resources, and IT.

Product Development Expenses

Product development expenses currently represent the largest component of our operating expenses and consist primarily of expenses related to our engineering, data science, and design personnel; fees and supply costs related to maintenance at third-party data center facilities; Square hardware related development and tooling costs; software and cloud computing infrastructure fees; and fees for software licenses, consulting, legal, and other services that are directly related to growing and maintaining our portfolio of products and services. Additionally, product development expenses include the depreciation of product-related infrastructure and tools, including data center equipment, internally developed software, and computer equipment. We continue to focus our product development efforts on adding new features and expanding our apps, and on enhancing the functionality and ease of use of our offerings. Our ability to realize returns on these investments is substantially dependent upon our ability to successfully address current and emerging requirements of sellers, buyers, and customers through the development and introduction of these new products and services.

Sales and Marketing Expenses

Sales and marketing expenses are aggregated into two main components. The first component consists of traditional advertising costs incurred such as direct sales expense, account management, local and product marketing, retail and e-commerce, partnerships, and communications personnel. The second component of sales and marketing expenses consists of costs incurred for services, incentives, and other costs that are not directly related to revenue generating transactions that we consider to be marketing costs to encourage the usage of Cash App. These expenses include, but are not limited to, Cash App peer-to-peer processing costs and transaction losses, card issuance costs, customer referral bonuses, and promotional giveaways that are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of expenses related to our customer support, finance, legal, risk operations, human resources, and administrative personnel. General and administrative expenses also include costs related to fees paid for professional services, including legal, tax, and accounting services.

Transaction, Loan, and Consumer Receivable Losses

Transaction losses include chargebacks for unauthorized credit card use and the inability to collect on disputes between buyers and sellers over the delivery of goods or services, as well as losses on Cash App activity related to peer-to-peer payments sent from a credit card, Cash App Business, and Cash App Card. We base our reserve estimates on prior chargeback history and current period data points indicative of transaction loss. We reflect additions to the reserve in current operating results, while realized losses are offset against the reserve. The establishment of appropriate reserves for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimates. We regularly update our reserve estimates as new facts become known and events occur that may affect the settlement or recovery of losses.

Loan losses primarily relate to Square Loans, Cash App Borrow, and BNPL products. For loans classified as held for sale, losses are recorded whenever the amortized cost of a loan exceeds its fair value. Such charges are reversed for subsequent increases in fair value, but only to the extent that such reversals do not result in the amortized cost of a loan exceeding its fair value. For loans classified as held for investment and consumer receivables, losses relate to management's estimate of expected credit losses in the outstanding portfolios. We reflect additions to the reserve in current operating results, while realized losses are offset against the reserve.

Amortization of Customer and Other Acquired Intangible Assets

Amortization of customer and other acquired intangible assets is primarily as a result of the intangible assets from the Afterpay acquisition.

Interest Expense (Income), net

Interest expense (income), net consists primarily of interest expense related to our long-term debt and interest income on our investments in marketable debt securities.

Remeasurement Loss (Gain) on Bitcoin Investment

Remeasurement loss (gain) on bitcoin investment is the result of gains or losses arising from remeasurements of our bitcoin investment.

Other Expense (Income), net

Other expense (income), net consists primarily of gains or losses arising from remeasurements of our investments in equity securities and foreign currency-related gains and losses.

Provision for (Benefit from) Income Taxes

The provision for (benefit from) income taxes consists primarily of federal, state, local, and foreign tax. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the effect of acquisitions, changes resulting from the amount of recorded valuation allowance, permanent differences between U.S. generally accepted accounting principles and local tax laws, certain one-time items, and changes in tax contingencies.

Results of Operations

Revenue (in thousands, except for percentages)

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Commerce enablement revenue	$ 11,514,162	$ 10,512,453	$ 1,001,709	10 %
Financial solutions revenue	4,176,734	3,250,817	925,917	28 %
Bitcoin ecosystem revenue	8,502,787	10,357,783	(1,854,996)	(18)%
Total net revenue	$ 24,193,683	$ 24,121,053	$ 72,630	— %

Total net revenue for the year ended December 31, 2025, increased by $72.6 million, compared to the year ended December 31, 2024. Bitcoin ecosystem revenue decreased by $1.9 billion compared to the year ended December 31, 2024. Excluding bitcoin ecosystem revenue, total net revenue increased by $1.9 billion, or 14%, in the year ended December 31, 2025, compared to the year ended December 31, 2024.

Commerce enablement revenue for the year ended December 31, 2025 increased by $1.0 billion, or 10%, compared to the year ended December 31, 2024. This increase in revenue was driven by growth in Square processing, which increased by $541.2 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, as well as growth in Cash App Card usage and revenue from Afterpay Post-Purchase of $278.0 million and $88.0 million, respectively. The growth in Square processing was in line with Square GPV growth of 10%, driven primarily by strength in Food and Beverage sellers. See below in *Key Operating Metrics and Non-GAAP Financial Measures* for further discussion of GPV.

Financial solutions revenue for the year ended December 31, 2025 increased by $925.9 million, or 28%, compared to the year ended December 31, 2024. The increase was primarily due to growth in Cash App's financial service-related products, specifically Cash App Borrow volumes. For the year ended December 31, 2025 compared to the year ended December 31, 2024, Cash App Borrow revenue increased by $686.8 million as we continue to expand access to the product. Growth in Square's financial services-related products of $169.7 million, primarily related to Square Lending, also contributed to the increase in revenue in 2025.

Bitcoin ecosystem revenue for the year ended December 31, 2025 decreased by $1.9 billion, or 18%, compared to the year ended December 31, 2024. As bitcoin ecosystem revenue is primarily the total sale amount of bitcoin sold to customers, the amount of bitcoin ecosystem revenue recognized will fluctuate depending on customer demand as well as changes in the market price of bitcoin. For the year ended December 31, 2025, the decrease in the total sale amount of bitcoin sold to customers was driven by a decrease in trading volume, partially offset by an increase in the average market price of bitcoin, compared to the year ended December 31, 2024. While the bitcoin ecosystem contributed 35% and 43% of the total revenue in 2025 and 2024, respectively, gross profit generated from the bitcoin ecosystem was only 4% and 5% of the total gross profit in 2025 and 2024, respectively.

Cost of Revenue (in thousands, except for percentages)

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Commerce enablement costs	$ 5,353,254	$ 4,913,124	$ 440,130	9 %
Financial solutions costs	339,878	311,209	28,669	9 %
Bitcoin ecosystem costs	8,083,772	9,939,320	(1,855,548)	(19)%
Amortization of acquired technology assets	56,850	68,364	(11,514)	NM [i]
Total cost of revenue	$ 13,833,754	$ 15,232,017	$ (1,398,263)	(9)%

[i] Not meaningful ("NM")

Total cost of revenue for the year ended December 31, 2025 decreased by $1.4 billion, or 9%, compared to the year ended December 31, 2024. Bitcoin ecosystem costs of revenue, which decreased by $1.9 billion, was the primary driver of the decrease in total cost of revenue. Excluding bitcoin ecosystem costs of revenue, total cost of revenue increased by approximately $457.3 million, or 9%, in the year ended December 31, 2025, compared to the year ended December 31, 2024, largely related to an increase in Square GPV.

Commerce enablement costs for the year ended December 31, 2025 increased by $440.1 million, or 9%, compared to the year ended December 31, 2024. Commerce enablement costs for the year ended December 31, 2025 were primarily driven by growth in Square processing costs, which were in line with the growth of Square GPV of 10%, as well as an increase in Square hardware costs.

Financial solutions costs for the year ended December 31, 2025 increased by $28.7 million, or 9%, compared to the year ended December 31, 2024. The increase was primarily driven by growth in Cash App's financial service-related products on Cash App Card, including Instant Deposit, ATM, and related processing costs. While financial solutions revenue increased by 28% for the year ended December 31, 2025, compared to the year ended December 31, 2024, the costs of revenues increased by 9% for the same comparative period. This gross margin expansion is primarily due to more favorable economics in Cash App's financial services-related products.

Bitcoin ecosystem costs for the year ended December 31, 2025 decreased by $1.9 billion, or 19%, compared to the year ended December 31, 2024. Bitcoin ecosystem costs are primarily comprised of the total amounts we pay to purchase bitcoin, which fluctuates in line with bitcoin ecosystem revenue. The decrease in bitcoin ecosystem costs in the year ended December 31, 2025 was partially offset by costs related to Proto.

Operating Expenses (in thousands, except for percentages)

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Product development	$2,907,889	$2,914,415	$ (6,526)	— %
% of total net revenue	12 %	12 %		
% of total gross profit	28 %	33 %		
Sales and marketing	$2,273,072	$1,984,265	$ 288,807	15 %
% of total net revenue	9 %	8 %		
% of total gross profit	22 %	22 %		
General and administrative	$1,997,587	$2,149,099	$ (151,512)	(7)%
% of total net revenue	8 %	9 %		
% of total gross profit	19 %	24 %		
Transaction, loan, and consumer receivable losses	$1,337,246	$ 794,221	$ 543,025	68 %
% of total net revenue	6 %	3 %		
% of total gross profit	13 %	9 %		
Amortization of customer and other acquired intangible assets	$ 135,729	$ 154,709	$ (18,980)	(12)%
% of total net revenue	1 %	1 %		
% of total gross profit	1 %	2 %		
Total operating expenses	$8,651,523	$7,996,709	$ 654,814	8 %

Product development expenses for the year ended December 31, 2025, decreased by $6.5 million compared to the year ended December 31, 2024. The decrease in expenses was driven by impairment charges of certain assets related to our TIDAL reporting unit of $60.3 million recognized in the fourth quarter of 2024 that did not recur during the year ended December 31, 2025, as well as a decrease of $21.7 million in personnel expenses due to a decrease in headcount, which is a result of executing on our cost efficiency goals and employee headcount cap. These decreases in expenses were partially offset by an increase in allocated facilities, human resources, and IT expenses of $43.5 million as well as an increase of $32.1 million, primarily related to amortization of internally developed software and Proto hardware development.

Sales and marketing expenses for the year ended December 31, 2025, increased by $288.8 million, or 15%, compared to the year ended December 31, 2024, primarily driven by higher marketing and advertising costs of $249.7 million as we prioritize marketing investments to support the growth of Cash App and Square. Further, for the year ended December 31, 2025, personnel costs increased by $27.7 million, which were impacted by restructuring costs, including severance and other related expenses.

General and administrative expenses for the year ended December 31, 2025, decreased by $151.5 million, or 7%, compared to the year ended December 31, 2024, primarily due to the following:

- a decrease in expenses related to litigation and regulatory matters for the year ended December 31, 2025. These expenses during the year ended December 31, 2024 were primarily driven by estimated and settled amounts in connection with certain litigation and regulatory matters that did not recur during the year ended December 31, 2025;

- impairment charges recognized during the year ended December 31, 2024 related to our TIDAL reporting unit that did not recur during the year ended December 31, 2025; partially offset by

- an increase in personnel costs of $71.4 million, primarily driven by increased employee travel as well as restructuring costs, including severance and other related expenses, recognized during the year ended December 31, 2025.

Transaction, loan, and consumer receivable losses for the year ended December 31, 2025, increased by $543.0 million, or 68%, compared to the year ended December 31, 2024, as detailed below:

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Loan losses	$ 820,810	$ 322,962	$ 497,848	154 %
Consumer receivable losses [i]	314,422	273,249	41,173	15 %
Transaction losses	202,014	198,010	4,004	NM
Total transaction, loan, and consumer receivable losses	$ 1,337,246	$ 794,221	$ 543,025	68 %

[i] Amounts do not include reserves for certain receivables, such as late fees. Consumer receivables losses also includes provision for charge-back losses that are realized and written-off within the same period, rather than through the allowance for consumer receivable losses.

- Loan losses increased by $497.8 million, or 154%, compared to the year ended December 31, 2024. The increase in loan losses was driven by significant growth in loan volumes, particularly from Cash App Borrow, which increased 143% compared to the year ended December 31, 2024, as well as Square Loans, while loan loss rates remained stable. Additionally, beginning in the second quarter of 2025, Cash App Borrow, along with certain other loan products, were retained on our balance sheet and classified as held for investment, resulting in upfront recognition of expected credit losses upon origination.

- Consumer receivable losses increased by $41.2 million, or 15%, compared to the year ended December 31, 2024, aligning with growth of our BNPL products, while loss rates remained stable.

Amortization of customer and other acquired intangible assets decreased $19.0 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the impairment of certain assets in the fourth quarter of 2024, which resulted in no corresponding amortization in 2025. Refer to Note 10, *Acquired Intangible Assets* within Notes to the Consolidated Financial Statements for further details.

Interest Expense (Income), Net (in thousands, except for percentages)

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Interest expense, net	$ 129,363	$ 9,302	$ 120,061	1,291 %

Interest expense, net, of $129.4 million for the year ended December 31, 2025 was primarily due to interest expense related our 2030 and 2033 Senior Notes issued in the third quarter of 2025, which more than offset interest income received on invested funds. Refer to Note 14, *Indebtedness* within Notes to the Consolidated Financial Statements for further details. Interest expense, net, of $9.3 million for the year ended December 31, 2024 was primarily due to interest expense related to our 2032 Senior Notes issued in the second quarter of 2024, offset by interest income received on invested funds.

Remeasurement Loss (Gain) on bitcoin investment (in thousands, except for percentages)

	Year Ended December 31,			
	2025	2024	$ Change	% Change
Remeasurement loss (gain) on bitcoin investment	$ 55,900	$ (420,918)	$ 476,818	(113)%

Remeasurement loss on bitcoin investment of $55.9 million for the year ended December 31, 2025 and gain of $420.9 million for the year ended December 31, 2024, was due to the remeasurement of our bitcoin investment to its fair value at each reporting date. Refer to Note 13, *Bitcoin* within Notes to the Consolidated Financial Statements for further details regarding the remeasurement of our bitcoin investment.

Other Expense (Income), Net (in thousands, except for percentages)

	Year Ended December 31,			
	2025	2024	$ Change	% Change
Other income, net	$ (166,768)	$ (53,211)	$ (113,557)	213 %

Other income, net, of $166.8 million for the year ended December 31, 2025 was primarily due to the revaluation of certain equity investments, partially offset by losses from the currency revaluation of intercompany loans. In the third quarter of 2025, one of the Company's investments closed on an additional financing round, which the Company assessed as an observable price change. The Company recorded a $171.6 million upward adjustment to the carrying value of this investment. Other income, net, of $53.2 million for the year ended December 31, 2024 was comprised of unrealized gains of $37.7 million arising from the revaluation of certain equity investments as well as accretion of investments in marketable debt securities.

Provision for (Benefit from) Income Taxes (in thousands, except for percentages)

	Year Ended December 31,			
	2025	2024	$ Change	% Change
Provision for (benefit from) income taxes	$ 385,701	$ (1,509,343)	$ 1,895,044	(126)%

Provision for income taxes of $385.7 million for the year ended December 31, 2025, compared to a benefit from income taxes of $1.5 billion for the year ended December 31, 2024, was primarily due to a benefit of $1.9 billion related to both the release of the valuation allowance associated with certain federal and state deferred tax assets as well as the recognition of deferred tax assets as part of internal legal entity restructuring efforts in the fourth quarter of 2024. These benefits were partially offset by $487.7 million related to current and deferred tax provisions associated with 2024 activity. Refer to Note 15, *Income Taxes* within Notes to the Consolidated Financial Statements for further details.

Segment Results

Square

The following tables provide a summary of the revenue and gross profit for our Square segment for the year ended December 31, 2025 and 2024 (in thousands, except for percentages):

	Year Ended December 31,			
	2025	2024	$ Change	% Change
Segment net revenue	$ 8,451,911	$ 7,681,656	$ 770,255	10 %
Segment cost of revenue	4,516,870	4,082,744	434,126	11 %
Segment gross profit	$ 3,935,041	$ 3,598,912	$ 336,129	9 %

Revenue

Revenue for the Square segment for the year ended December 31, 2025 increased by $770.3 million compared to the year ended December 31, 2024. The increase was primarily due to the Square items referenced within the Company's overall revenue discussion.

Cost of Revenue

Cost of revenue for the Square segment for the year ended December 31, 2025 increased by $434.1 million compared to the year ended December 31, 2024. The increase was primarily due to the Square items referenced within the Company's overall cost of revenue discussion.

Cash App

The following tables provide a summary of the revenue and gross profit for our Cash App segment for the year ended December 31, 2025 and 2024 (in thousands, except for percentages):

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Segment net revenue	$ 15,425,043	$ 16,247,880	$ (822,837)	(5)%
Segment cost of revenue	9,089,500	11,008,869	(1,919,369)	(17)%
Segment gross profit	$ 6,335,543	$ 5,239,011	$ 1,096,532	21 %

Revenue

Revenue for the Cash App segment for the year ended December 31, 2025 decreased by $822.8 million compared to the year ended December 31, 2024. The decrease was due to the Cash App items referenced within the Company's overall revenue discussion. While bitcoin ecosystem revenue contributed 54% and 64% of Cash App revenue in 2025 and 2024, respectively, gross profit generated from bitcoin ecosystem was only 6% and 8% of Cash App gross profit in 2025 and 2024, respectively.

Excluding bitcoin ecosystem revenue, Cash App net revenue increased $1.2 billion, or 20%, compared to the year ended December 31, 2024.

Cost of Revenue

Cost of revenue for the Cash App segment for the year ended December 31, 2025 decreased by $1.9 billion compared to the year ended December 31, 2024. The decrease was due to the items referenced within the Company's overall revenue and cost of revenue discussion. Excluding bitcoin ecosystem cost of revenue, Cash App cost of revenue increased $48.4 million, or 5%.

Key Operating Metrics and Non-GAAP Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to total net revenue, operating income (loss), net income (loss), and other results reported under GAAP, the following table sets forth key operating metrics and non-GAAP financial measures we use to evaluate our business. We believe these metrics and measures are useful to facilitate period-to-period comparisons of our business, and to facilitate comparisons of our performance to that of other payment solution providers.

	Year Ended December 31,		
	2025	**2024**	**2023**
Gross Payment Volume (GPV) (in millions)	$ 259,631	$ 240,812	$ 227,699
Adjusted Operating Income (in thousands)	$ 2,083,813	$ 1,608,790	$ 351,351
Adjusted EBITDA (in thousands)	$ 3,466,568	$ 3,029,031	$ 1,792,420
Adjusted Net Income Per Share:			
Basic	$ 2.41	$ 2.01	$ 0.43
Diluted	$ 2.37	$ 1.95	$ 0.42

Change in Non-GAAP Financial Measures

Beginning in fiscal 2025, we revised our definition of Adjusted Net Income Per Share ("Adjusted EPS") to include share-based compensation. We believe this change provides a more comprehensive view of our operating performance and also aligns with our non-GAAP measure of Adjusted Operating Income. Prior period amounts have been recast to reflect the updated presentation.

Gross Payment Volume

GPV includes Square GPV and Cash App GPV. Square GPV is defined as the total dollar amount of all card and bank payments processed by sellers using Square, net of refunds. Cash App GPV is comprised of Cash App activity related to peer-to-peer transactions received by business accounts, and peer-to-peer payments sent from a credit card. GPV does not include transactions related to our BNPL products.

Adjusted EBITDA, Adjusted EPS, and Adjusted Operating Income

Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures that represent our net income (loss) and net income (loss) per share, adjusted to eliminate the effect of items as described below. Adjusted Operating Income is a non-GAAP financial measure that represents our operating income (loss), adjusted to eliminate the effect of items as described below.

We have included these non-GAAP financial measures in this Form 10-K because they are key measures used by our management to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, they provide useful measures for period-to-period comparisons of our business, as they remove the effect of certain non-cash items and certain variable charges that do not vary with our operations.

- We believe it is useful to exclude certain non-cash charges, such as amortization of intangible assets, from our non-GAAP financial measures because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations.

- We believe that excluding the expense related to amortization of debt discount and issuance costs from our non-GAAP measures is useful to investors because such incremental non-cash interest expense does not represent a current or future cash outflow for the Company and is therefore not indicative of our continuing operations or meaningful when comparing current results to past results. Additionally, for purposes of calculating diluted Adjusted EPS, we add back cash interest expense on convertible notes, as if converted at the beginning of the period, if the impact of the note conversion is dilutive.

- We exclude the following from non-GAAP financial measures because we do not believe that these items are reflective of our ongoing business operations: gain or loss on the disposal of property and equipment; gain or loss on revaluation of equity investments; gain or loss from the remeasurement of our bitcoin investment; and discrete benefits from the release of valuation allowances on our deferred tax assets, as applicable.

- To aid in comparability of our results across periods, we also exclude certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill and intangible asset impairment charges, each of which are not normal operating expenses. Acquisition related costs include amounts paid to redeem acquirees' unvested share-based compensation awards, charges associated with holdback liabilities, and legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Contingencies, restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges. We also add back the impact of the acquired deferred revenue and deferred cost adjustment, which was written down to fair value in purchase accounting.

In addition to the items above, Adjusted EBITDA also excludes depreciation and amortization, other cash interest income and expense, and other income and expense.

Non-GAAP financial measures have limitations, should be considered as supplemental in nature, and are not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

- the intangible assets being amortized may have to be replaced in the future, and the non-GAAP financial measures do not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or other capital commitments; and

- non-GAAP measures do not reflect changes in, or cash requirements for, our working capital needs.

In addition to the limitations above, Adjusted EBITDA does not reflect the effect of share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy, depreciation and amortization expense and related cash capital requirements, income taxes that may represent a reduction in cash available to us, and the effect of foreign currency exchange gains or losses, which is included in other income and expense.

In view of the limitations associated with Adjusted EBITDA, we also present Adjusted Operating Income (Loss), which is a non-GAAP financial measure that excludes certain expenses that we believe are not reflective of our core operating performance, including amortization of intangible assets, acquisition-related accelerated share-based compensation expenses, and acquisition-related, integration, and other costs, and goodwill and intangible asset impairment charges. Adjusted Operating Income (Loss) and Adjusted EPS include the effect of share-based compensation expense, as well as depreciation expense.

Other companies, including companies in our industry, may calculate the non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider the non-GAAP financial measures alongside other financial performance measures, including net income (loss) and our other financial results presented in accordance with GAAP.

The following table presents a reconciliation of operating income (loss) to Adjusted Operating Income (Loss) for each of the periods indicated (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Operating income (loss)	$ 1,708,406	$ 892,327	$ (278,839)
Amortization of acquired technology assets	56,850	68,364	72,829
Acquisition-related and integration costs	2,059	49,019	11,422
Contingencies, restructuring and other charges	168,509	302,446	239,582
Restructuring share-based compensation expense	12,260	8,071	—
Goodwill and intangible asset impairment	—	133,854	132,313
Amortization of customer and other acquired intangible assets	135,729	154,709	174,044
Adjusted Operating Income	$ 2,083,813	$ 1,608,790	$ 351,351

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Net income attributable to common stockholders	$ 1,305,636	$ 2,897,047	$ 9,772
Less: Net loss attributable to noncontrolling interests	(1,426)	(30,550)	(30,896)
Net income (loss)	1,304,210	2,866,497	(21,124)
Share-based compensation expense	1,203,220	1,264,486	1,276,097
Restructuring share-based compensation expense	12,260	8,071	—
Depreciation and amortization	369,529	376,127	408,560
Acquisition-related and integration costs	2,059	49,019	11,422
Contingencies, restructuring and other charges	168,509	302,446	239,582
Goodwill and intangible asset impairment	—	133,854	132,313
Interest expense (income), net	129,363	9,302	(47,221)
Remeasurement loss (gain) on bitcoin investment	55,900	(420,918)	(207,084)
Other expense (income), net	(166,768)	(53,211)	4,609
Provision for (benefit from) income taxes	385,701	(1,509,343)	(8,019)
Loss on disposal of property and equipment	2,546	2,634	3,186
Acquired deferred revenue and cost adjustment	39	67	99
Adjusted EBITDA	$ 3,466,568	$ 3,029,031	$ 1,792,420

The following table presents a reconciliation of net income (loss) to Adjusted Net Income (Loss) Per Share for each of the periods indicated (in thousands, except per share data):

	Year Ended December 31,		
	2025	2024	2023
Net income attributable to common stockholders	$ 1,305,636	$ 2,897,047	$ 9,772
Less: Net loss attributable to noncontrolling interests	(1,426)	(30,550)	(30,896)
Net income (loss)	1,304,210	2,866,497	(21,124)
Acquisition-related and integration costs	2,059	49,019	11,422
Contingencies, restructuring and other charges	168,509	302,446	239,582
Restructuring share-based compensation expense	12,260	8,071	—
Goodwill and intangible asset impairment	—	133,854	132,313
Amortization of intangible assets	192,579	223,072	246,873
Amortization of debt discount and issuance costs	13,499	14,413	11,904
Loss (gain) on revaluation of equity investments	(172,256)	(32,245)	16,523
Remeasurement loss (gain) on bitcoin investment	55,900	(420,918)	(207,084)
Loss on disposal of property and equipment	2,546	2,634	3,186
Acquired deferred revenue and cost adjustment	39	67	99
Income tax benefits from deferred tax assets	(58,196)	(1,909,848)	—
Tax effect of non-GAAP net income adjustments	(43,761)	2,854	(173,748)
Adjusted Net Income - basic	$ 1,477,388	$ 1,239,916	$ 259,946
Cash interest expense on convertible notes	1,244	2,711	3,554
Adjusted Net Income - diluted	$ 1,478,632	$ 1,242,627	$ 263,500
Weighted-average shares used to compute Adjusted Net Income Per Share:			
Basic	612,243	616,993	608,856
Diluted	622,838	636,390	628,320
Adjusted Net Income Per Share:			
Basic	$ 2.41	$ 2.01	$ 0.43
Diluted	$ 2.37	$ 1.95	$ 0.42

Diluted Adjusted Net Income Per Share is computed by dividing Adjusted Net Income by the weighted-average number of shares of common stock outstanding adjusted for the dilutive effect of all potential shares of common stock. In periods when we reported an Adjusted Net Loss, diluted Adjusted Net Income Per Share is the same as basic Adjusted Net Income Per Share because the effects of potentially dilutive items were anti-dilutive.

The following table presents a reconciliation of the tax effect of non-GAAP net income adjustments to our provision for (benefit from) income taxes (in thousands, except effective tax rate):

	Year Ended December 31,		
	2025	2024	2023
Provision for (benefit from) income taxes, as reported	$ 385,701	$(1,509,343)	$ (8,019)
Income tax benefits from deferred tax assets	58,196	1,909,848	—
Tax effect of other non-GAAP net income adjustments	43,761	(2,854)	173,748
Adjusted provision for income taxes, non-GAAP	$ 487,658	$ 397,651	$ 165,729
Non-GAAP effective tax rate	25%	24%	39%

We determined the adjusted provision for income taxes by calculating the estimated annual effective tax rate based on our adjusted provision for income taxes, non-GAAP and applying it to Adjusted Net Income before income taxes.

Liquidity and Capital Resources

As of December 31, 2025, we had approximately $9.2 billion in available liquidity, with $8.4 billion in cash, cash equivalents, restricted cash, and investments in marketable debt securities, as well as an undrawn amount of $775.0 million available under our revolving credit facility. Additionally, we had $323.9 million available to be withdrawn under our warehouse funding facilities. Refer to Note 14, *Indebtedness* within Notes to the Consolidated Financial Statements for more details. We intend to continue focusing on our long-term business initiatives and believe that our available funds are sufficient to meet our liquidity needs for the foreseeable future, including our share repurchase program. As of December 31, 2025, we were in compliance with all financial covenants associated with our revolving credit facility and senior notes. None of our warehouse funding facilities contain financial covenants.

The following table summarizes our available liquidity (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 6,564,092	$ 8,075,247
Short-term restricted cash [(i)]	1,071,574	902,478
Long-term restricted cash	73,786	69,915
Investments in short-term debt securities	517,777	403,426
Investments in long-term debt securities	188,887	471,977
Revolving credit facility	775,000	775,000
Total liquidity	$ 9,191,116	$ 10,698,043

[(i)] As of December 31, 2025, the Company has invested $293.5 million of restricted cash into a money market fund. See Note 5, *Fair Value Measurements*.

Our principal sources of liquidity are our cash and cash equivalents, and investments in marketable debt securities. Customer funds cash and cash equivalents are excluded from our liquidity as these are funds we hold on behalf of customers that are separate from our corporate funds and are not available for corporate purposes. Investments in marketable debt securities were held primarily in certificates of deposits, money market funds, reverse repurchase agreements, U.S. government and agency securities, commercial paper, and corporate bonds. We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Our investments in marketable debt securities are classified as available-for-sale.

As of December 31, 2025, we held approximately 8,883 bitcoins for long-term investment purposes ("bitcoin investment") with a fair value of $777.5 million based on observable market prices, which is included within "Bitcoin investment" on the consolidated balance sheets. We believe cryptocurrency is an instrument of economic empowerment that aligns with our corporate purpose. We expect to hold these investments for the long term but will continue to reassess our bitcoin investment relative to our balance sheet. Bitcoin is considered an indefinite-lived intangible asset, and upon adoption of Accounting Standards Update No. 2023-08, *Accounting for and Disclosure of Crypto Assets*, effective January 1, 2023, our bitcoin investment is remeasured at fair value at each reporting date with changes recognized in net income through "Remeasurement loss (gain) on bitcoin investment" within the consolidated statements of operations. We purchased approximately 398 bitcoins with a cost basis of $41.1 million during the year ended December 31, 2025 for investment purposes. We did not sell any of our bitcoin investment during the year ended December 31, 2025 and 2024. We recognized a loss of $55.9 million and gain of $420.9 million from the remeasurement of our bitcoin investment during the year ended December 31, 2025 and 2024, respectively.

In September 2020, we announced our intent to invest $100.0 million towards impact investments that further our purpose of economic empowerment. As of December 31, 2025, we have invested $75.9 million in aggregate towards this initiative, of which $7.9 million and $23.6 million were invested in the years ended December 31, 2025 and 2024, respectively.

Our principal commitments consist of convertible notes, senior notes, our revolving credit facility, warehouse funding facilities, operating leases, capital leases, and purchase commitments. Refer to Note 14, *Indebtedness* and Note 19, *Commitments and Contingencies* within Notes to the Consolidated Financial Statements for more details on these commitments.

In February 2026 we announced the Workforce Plan designed to better align our organizational structure with our operating model and strategic priorities. We currently expect to incur charges of $450 million to $500 million in connection with the Workforce Plan, consisting primarily of cash expenditures for notice period and severance payments, employee benefits, and related costs as well as non-cash expenses related to vesting of share-based awards. We expect that the majority of the restructuring charges will be incurred in the first quarter of fiscal 2026, and that the execution of the Workforce Plan will be substantially complete by the end of the second quarter of fiscal 2026. The Company's estimates are subject to a number of assumptions, and the actual costs incurred may differ materially from those initial estimates.

Senior Notes and Convertible Notes

As of December 31, 2025, we held $7.4 billion in aggregate principal amount of debt, comprised of $575.0 million in aggregate amount of convertible senior notes that mature on May 1, 2026 ("2026 Convertible Notes"), and $575.0 million in aggregate amount of convertible senior notes that mature on November 1, 2027 ("2027 Convertible Notes," collectively referred to as the "Convertible Notes"), as well as an outstanding $1.0 billion in aggregate principal amount of senior unsecured notes that mature on June 1, 2026 ("2026 Senior Notes"), $1.2 billion in aggregate principal amount of senior unsecured notes that mature on August 15, 2030 ("2030 Senior Notes"), $1.0 billion in aggregate principal amount of senior unsecured notes that mature on June 1, 2031 ("2031 Senior Notes"), $2.0 billion in aggregate principal amount of senior unsecured notes that mature on May 15, 2032 ("2032 Senior Notes), and $1.0 billion in aggregate principal amount of senior unsecured notes that mature on August 15, 2033 ("2033 Senior Notes" and, together with the 2026 Senior Notes, 2030 Senior Notes, 2031 Senior Notes, and 2032 Senior Notes, the "Senior Notes" and, together with the Convertible Notes, the "Notes"). Refer to Note 14, *Indebtedness* within Notes to the Consolidated Financial Statements for further details.

On March 5, 2020, we issued an aggregate principal amount of $1.0 billion of convertible senior notes ("2025 Convertible Notes"). On March 1, 2025, we paid $1.0 billion in cash to settle the outstanding principal balance and interest on the 2025 Convertible Notes upon maturity.

Revolving Credit Facility

We have entered into a revolving credit agreement with certain lenders, as subsequently amended, which provides a $775.0 million senior unsecured revolving credit facility (as amended, the "Credit Agreement") maturing in June 2028. On January 14, 2026, we amended and restated its Credit Agreement (the "Restated Credit Agreement") to, among other things, increase the unsecured revolving loan facility to $900 million. The Restated Credit Agreement matures on January 14, 2031, provided that if on the date that is 91 days prior to the maturity date of any of our existing convertible notes or senior notes, the aggregate amount of liquidity (as defined in the Restated Credit Agreement) would be less than $250 million after giving pro forma effect to the repayment of such existing convertible notes or such senior notes at maturity, then the maturity date of the revolving loan facility shall be modified to be such date. Refer to Note 14, *Indebtedness* within Notes to the Consolidated Financial Statements for further details.

Warehouse Funding Facilities

We have warehouse funding facilities ("Warehouse Facilities") with an aggregate amount of $1.7 billion on a revolving basis, of which $1.4 billion was drawn as of December 31, 2025. The Warehouse Facilities have been arranged utilizing wholly-owned and consolidated entities (collectively, the Warehouse Special Purpose Entities ("Warehouse SPEs")) formed for the sole purpose of financing the origination of consumer receivables to partly fund certain BNPL products. Borrowings under the Warehouse Facilities are secured against the respective consumer receivables. While the Warehouse SPEs are included in our consolidated financial statements, they are separate legal entities that maintain legal ownership of the receivables they hold. The assets of the Warehouse SPEs are not available to satisfy our claims or those of our creditors.

Cash, Restricted Cash, and Working Capital

We believe that our existing cash and cash equivalents, investment in marketable debt securities, and availability under our line of credit and warehouse funding facilities will be sufficient to meet our working capital needs, including any expenditures related to strategic transactions and investment commitments that we may from time to time enter into, short-term debt repayments, shares repurchased through our share repurchase program, and planned capital expenditures for at least the next 12 months. From time to time, we have raised capital by issuing equity, equity-linked, or debt securities such as our Convertible Notes and Senior Notes; and we may do so in the future. However, such funding may not be available on terms acceptable to us or at all.

During 2025, we received an investment grade rating by Fitch Ratings, Inc. (BBB-) and a non-investment grade rating from Moody's Corporation (Ba1), and our non-investment grade rating from S&P Global Ratings (BB+) was affirmed. We expect that these credit rating agencies will continue to monitor our performance, including our capital structure and results of operations. Our liquidity, access to capital, and borrowing costs could be adversely impacted by declines in our credit rating.

Short-term restricted cash of $1.1 billion as of December 31, 2025 primarily includes cash held by the Warehouse SPEs used in the Warehouse Facilities funding arrangements that will be used to pay the borrowings under the Warehouse Facilities or will be distributed to us. It also includes pledged cash deposits in accounts at the financial institutions that process our sellers' payment transactions and collateral pursuant to various agreements with banks relating to our products. We use restricted cash to secure letters of credit with the related financial institutions to provide collateral for cash flow timing differences in the processing of payments. We have recorded these amounts as current assets on our consolidated balance sheet given the short-term nature of these cash flow timing differences and that there is no minimum time frame during which the cash must remain restricted.

Long-term restricted cash of $73.8 million as of December 31, 2025 is primarily related to cash held as collateral as required by the Federal Deposit Insurance Corporation ("FDIC") for Square Financial Services. We have recorded these amounts as non-current assets on our consolidated balance sheet as the requirement by the FDIC specifies a time frame of 12 months or longer during which the cash must remain restricted.

We experience significant day-to-day fluctuations in our cash and cash equivalents due to fluctuations in settlements receivable, and customers payable, and hence working capital. These fluctuations are primarily due to:

- *Timing of period end.* For periods that end on a weekend or a bank holiday, our cash and cash equivalents, settlements receivable, and customers payable balances typically will be higher than for periods ending on a weekday, as we settle to our sellers for payment processing activity on business days; and

- *Fluctuations in daily GPV.* When daily GPV increases, our cash and cash equivalents, settlements receivable, and customers payable amounts increase. Typically our settlements receivable and customers payable balances at period end represent one to four days of receivables and disbursements to be made in the subsequent period. Customers payable, excluding amounts attributable to Cash App stored funds, and settlements receivable balances typically move in tandem, as pay-out and pay-in largely occur on the same business day. However, customers payable balances will be greater in amount than settlements receivable balances due to the fact that a subset of funds are held due to unlinked bank accounts, risk holds, and chargebacks. Customer funds obligations, which may be impacted by the timing of period end, number of processors used and processing times, are included in customers payable and may also cause customers payable to trend differently than settlements receivable. Holidays and day-of-week may also cause significant volatility in daily GPV amounts.

Cash Flow Activities

The following table summarizes our cash flow activities (in thousands):

	Year Ended December 31,	
	2025	**2024**
Net cash provided by operating activities	$ 2,579,714	$ 1,707,350
Net cash provided by (used in) investing activities	(2,801,932)	649,952
Net cash provided by (used in) financing activities	(613,099)	1,952,662
Effect of foreign exchange rate on cash and cash equivalents	86,081	(88,539)
Net increase (decrease) in cash, cash equivalents, restricted cash, and customer funds	$ (749,236)	$ 4,221,425

Cash Flows from Operating Activities

For the year ended December 31, 2025, cash provided by operating activities was $2.6 billion, primarily due to net income of $1.3 billion, adjusted for non-cash expenses of $3.4 billion consisting primarily of transaction, loan, and consumer receivable losses; share-based compensation; depreciation and amortization; changes in deferred income taxes; non-cash lease expense; and losses on bitcoin remeasurement, each of which contributed positively to cash provided by operating activities. Additionally, there were net inflows from loans originally classified as held for sale of $57.3 million. These were partially offset by amortization of discounts and premiums and other non-cash adjustments on consumer receivables of $1.1 billion; gains on the revaluation of certain equity investments of $172.3 million; and net outflows related to changes in other assets and liabilities, including settlements receivable, customers payable, and prepaid expenses, of $841.5 million due to timing of period end.

For the year ended December 31, 2024, cash provided by operating activities was $1.7 billion, primarily due to net income of $2.9 billion, adjusted for non-cash expenses of $2.6 billion, consisting primarily of share-based compensation; transaction, loan, and consumer receivable losses; depreciation and amortization; goodwill and intangible asset impairments; and non-cash lease expense, each of which contributed positively to cash provided by operating activities. Additionally, there were net inflows related to changes in other assets and liabilities, including settlements receivables, customers payable, and prepaid expenses, of $207.3 million due to timing of period end. These were partially offset by a change in deferred income taxes of $1.7 billion; amortization of discounts and premiums and other non-cash adjustments on consumer receivables of $1.1 billion; net outflows from loan products of $797.5 million; bitcoin remeasurement of $420.9 million; and gains on the revaluation of certain equity investments of $32.2 million.

Cash Flows from Investing Activities

Beginning in the second quarter of 2025, we began originating Cash App Borrow loans through Square Financial Services, which are classified as loans held for investment. Additionally, beginning July 1, 2025, Cash App Borrow loans and certain other customer loan products purchased from our bank partner, along with customer loan products originated through Square Financial Services, are retained on the Company's balance sheet and classified as held for investment. Cash flows associated with these loans, including originations and principal repayments, are included within cash flows from investing activities.

For the year ended December 31, 2025, cash used in investing activities was $2.8 billion, primarily due to net outflows of $3.5 billion related to loans originally classified as held for investment, particularly Cash App Borrow, as well as purchases of property and equipment of $155.0 million. These were partially offset by net inflows of consumer receivables of $789.0 million and proceeds from investments of marketable securities of $177.6 million.

For the year ended December 31, 2024, cash provided by investing activities was $650.0 million, primarily due to a net inflow related to consumer receivables of $604.0 million and net proceeds from investments of marketable securities of $253.9 million. These were partially offset by the purchase of property and equipment of $153.9 million and purchases of other investments of $53.9 million.

Cash Flows from Financing Activities

For the year ended December 31, 2025, cash used in financing activities was $613.1 million, primarily due to $2.3 billion of share repurchases; a $1.0 billion cash payment for the settlement of the outstanding 2025 Convertible Notes that matured in March 2025; net repayments under Warehouse Facility borrowings of $151.6 million; and a net outflow for other financing activities of $35.3 million. These were partially offset by approximately $2.2 billion of net proceeds related to the issuance of the 2030 and 2033 Senior Notes in the third quarter of 2025; an increase in customer funds of $589.0 million; proceeds from issuances of common stock from the exercise of options and purchases under our employee share purchase plan of $88.9 million; and an increase in interest-bearing deposits of $55.5 million.

For the year ended December 31, 2024, cash provided by financing activities was $2.0 billion, primarily due to approximately $2.0 billion of net proceeds related to the issuance of the 2032 Senior Notes in the second quarter of 2024, a change in customer funds of $1.0 billion, and proceeds from issuances of common stock from the exercise of options and purchases under our employee share purchase plan of $154.8 million. These were partially offset by repurchases of common stock of $1.2 billion, a net outflow from warehouse facilities borrowings of $74.0 million, and a net outflow for other financing activities of $18.5 million.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that affect the amounts reported in our financial statements. We base our estimates on historical experience, anticipated future trends, and other assumptions we believe to be reasonable under the circumstances. Because these accounting estimates require significant judgment, our actual results may differ materially from our estimates.

We believe accounting policies and the assumptions and estimates associated with the determination of valuation allowances for deferred taxes could potentially have a material effect on our consolidated financial statements, and therefore are critical accounting policies and estimates.

Deferred Tax Valuation Allowance

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss, capital loss, and tax credit carryforwards. We evaluate the realizability of our deferred tax assets on a quarterly basis to determine whether a valuation allowance is necessary and reduce such assets to the amount that is more likely than not to be realized. This evaluation requires significant judgment and involves the consideration of all available positive and negative evidence, including our historical operating results, the existence of cumulative losses in recent years, ongoing prudent and feasible tax planning strategies, and projections of future taxable income. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying business. Actual operating results in future years could differ from our current assumptions, judgments and estimates.

Refer to Note 15, *Income Taxes* within the Notes to the Consolidated Financial Statements for further details.

Recent Accounting Pronouncements

See "Recent Accounting Pronouncements" described in Note 1, *Description of Business and Summary of Significant Accounting Policies* within Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have operations both within the United States and globally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Equity Price Risk

Marketable Equity Investments

Our marketable equity investments are investments held in publicly-traded companies and are measured using quoted prices in active markets which could result in volatility in our financial results in future periods. As of December 31, 2025, our marketable equity investments were immaterial. Adjustments are recorded in other (expense) income, net on the consolidated statements of operations and establish a new carrying value for the investment. A hypothetical 10% increase or decrease in the fair value of our marketable equity investments would not have a material effect on our financial results.

Non-Marketable Equity Investments

Our non-marketable equity investments are investments in privately-held companies that we hold for purposes other than trading. These investments are inherently risky because there is no established market for these securities and the markets for the technologies or products these companies are developing are typically in the early stages. As such, we could lose our entire investment in these companies. Adjustments are recorded in other expense (income), net on the consolidated statements of operations and establish a new carrying value for the investment. As of December 31, 2025, the aggregate carrying value of our non-marketable equity investments included in other non-current assets was $423.2 million. A hypothetical 10% increase or decrease in the carrying value of our non-marketable equity investments would not have a material effect on our financial results.

Bitcoin Market Price Risk

Our bitcoin investment is measured using observed prices from active exchanges and adjustments are recorded in net income through "Remeasurement loss (gain) on bitcoin investment" on the consolidated statements of operations. The bitcoin market price may fluctuate significantly and a decline in the market price of bitcoin could result in a material and adverse effect on our financial results in future periods. As of December 31, 2025, the fair value of our bitcoin investment was $777.5 million, and for the year ended December 31, 2025 and 2024, we recognized a $55.9 million loss and a $420.9 million gain, respectively, from the remeasurement of our bitcoin investment.

Interest Rate Sensitivity

Our cash and cash equivalents, and marketable debt securities as of December 31, 2025 were held primarily in certificates of deposits, money market funds, U.S. government and agency securities, commercial paper, and corporate bonds. The fair value of our cash, cash equivalents, and marketable debt securities would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of a majority of these instruments. Additionally, we have the ability to hold these instruments until maturity if necessary to reduce our risk. Our Warehouse Facilities borrowings and any future borrowings incurred under the Credit Agreement both accrue interest at variable rates based on formulas tied to certain market rates at the time of incurrence. A hypothetical 10% increase or decrease in interest rates would not have a material effect on our financial results.

Foreign Currency Risk

Our consolidated financial statements are presented in U.S. dollars. Most of our revenue is earned in U.S. dollars and, subsequent to the acquisition of Afterpay, a portion is earned in Australian Dollars. Our exposure to other foreign currencies would not have a material effect on our financial results. Our foreign operations are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flows are, therefore, subject to fluctuations in foreign currency exchange rates and may cause us to recognize transaction gains and losses on our financial statements.

From time to time, we use foreign exchange derivative contracts to hedge a portion of our exposure to changes in currency exchange rates, which result from our global operating and financing activities. We do not use derivative financial instruments for trading or speculative purposes. Gains and losses from foreign currency transactions, as well as foreign exchange forward contracts, were not significant for any period presented in the consolidated financial statements included in this Form 10-K. We did not have any material gains and losses from foreign currency derivatives outstanding as of December 31, 2025. A hypothetical 10% increase or decrease in current exchange rates on our financial instruments would not have a material effect on our financial results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


BLOCK, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Block, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Block, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Bitcoin Investment and Bitcoin Held for Other Parties

Description of the Matter

As described in Notes 1 and 13 to the consolidated financial statements, the Company holds bitcoin for long term investment purposes ("bitcoin investment"). The Company remeasures its bitcoin investment at fair value at the end of each reporting period and as of December 31, 2025, the fair value of the Company's bitcoin investment was $777.5 million.

The Company also allows its Cash App customers to store bitcoin in the Company's digital wallets. No amounts are recognized on the consolidated balance sheets for bitcoin held for other parties. In the event such bitcoin was lost, the Company would be required to evaluate if a liability should be recorded under ASC 450, Contingencies. The Company has concluded that it has no probable liability for its custodial obligations to recognize as of December 31, 2025.

Bitcoin is generally accessible only by the possessor of the unique cryptographic (private) key relating to the public address on which the bitcoin is held. To the extent any of the private keys are lost or destroyed, the Company will be unable to access the bitcoin it controls on behalf of the Company and other parties, which can result in a loss in the consolidated financial statements.

We identified the evaluation of audit evidence pertaining to the existence of bitcoin and whether the Company controls the bitcoin as a critical audit matter. Subjective auditor judgment was involved in determining the nature and extent of audit effort required to obtain sufficient appropriate audit evidence to address the risks of material misstatement related to the Company's ability to access and control the bitcoin investment and bitcoin held for other parties. The nature and extent of audit effort required to address the matter includes significant involvement of more experienced engagement team members and assistance from subject matter experts.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls related to the ability to access and control the private keys to its wallets as well as management's controls related to reconciling its internal books and records to the public bitcoin blockchain.

Our audit procedures included utilizing our proprietary audit tool to independently obtain evidence from the public bitcoin blockchain to test the existence of bitcoin in the Company's custody on a sample basis, testing management's reconciliation of its internal books and records to the public bitcoin blockchain, and testing that management has control of the private keys required to access bitcoin in its wallets through observing the movement of a sample of bitcoin from the Company's wallets.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

San Francisco, California

February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Block, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Block, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Block, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California

February 26, 2026

BLOCK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 6,564,092	$ 8,075,247
Investments in short-term debt securities	517,777	403,426
Settlements receivable	1,359,983	1,060,966
Customer funds	4,771,824	4,182,872
Consumer receivables, net	2,670,322	2,504,879
Loans held for investment, net	3,382,957	365,062
Other current assets	3,589,925	3,287,749
Total current assets	22,856,880	19,880,201
Property and equipment, net	323,375	314,432
Goodwill	11,849,018	11,417,422
Acquired intangible assets, net	1,281,670	1,433,067
Investments in long-term debt securities	188,887	471,977
Bitcoin investment	777,515	792,282
Operating lease right-of-use assets	214,929	219,954
Deferred tax assets	1,302,776	1,800,994
Other non-current assets	754,837	447,266
Total assets	**$ 39,549,887**	**$ 36,777,595**
Liabilities and Stockholders' Equity		
Current liabilities:		
Customers payable	$ 6,805,366	$ 5,837,152
Accrued expenses and other current liabilities	1,538,893	1,525,149
Current portion of long-term debt (Note 14)	1,573,259	999,497
Warehouse funding facilities, current	466,942	185,000
Total current liabilities	10,384,460	8,546,798
Deferred tax liabilities	1,173	162,435
Warehouse funding facilities, non-current	897,941	1,296,680
Long-term debt (Note 14)	5,715,759	5,105,939
Operating lease liabilities, non-current	257,126	278,617
Other non-current liabilities	123,546	152,164
Total liabilities	**17,380,005**	**15,542,633**
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Preferred stock, $0.0000001 par value: 100,000 shares authorized at December 31, 2025 and December 31, 2024. None issued and outstanding at December 31, 2025 and December 31, 2024.	—	—
Class A common stock, $0.0000001 par value: 1,000,000 shares authorized at December 31, 2025 and December 31, 2024; 542,085 and 559,606 issued and outstanding at December 31, 2025 and December 31, 2024, respectively.	—	—
Class B common stock, $0.0000001 par value: 500,000 shares authorized at December 31, 2025 and December 31, 2024; 59,993 and 60,070 issued and outstanding at December 31, 2025 and December 31, 2024, respectively.	—	—
Additional paid-in capital	18,895,405	19,900,379
Accumulated other comprehensive loss	(365,381)	(1,001,065)
Retained earnings	3,674,254	2,368,618
Total stockholders' equity attributable to common stockholders	22,204,278	21,267,932
Noncontrolling interests	(34,396)	(32,970)
Total stockholders' equity	22,169,882	21,234,962
Total liabilities and stockholders' equity	**$ 39,549,887**	**$ 36,777,595**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

BLOCK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Commerce enablement revenue	$ 11,514,162	$ 10,512,453	$ 9,530,040
Financial solutions revenue	4,176,734	3,250,817	2,717,261
Bitcoin ecosystem revenue	8,502,787	10,357,783	9,668,322
Total net revenue	24,193,683	24,121,053	21,915,623
Cost of revenue:			
Commerce enablement costs	5,353,254	4,913,124	4,692,094
Financial solutions costs	339,878	311,209	292,017
Bitcoin ecosystem costs	8,083,772	9,939,320	9,353,797
Amortization of acquired technology assets	56,850	68,364	72,829
Total cost of revenue	13,833,754	15,232,017	14,410,737
Gross profit	10,359,929	8,889,036	7,504,886
Operating expenses:			
Product development	2,907,889	2,914,415	2,720,819
Sales and marketing	2,273,072	1,984,265	2,019,009
General and administrative	1,997,587	2,149,099	2,209,190
Transaction, loan, and consumer receivable losses	1,337,246	794,221	660,663
Amortization of customer and other acquired intangible assets	135,729	154,709	174,044
Total operating expenses	8,651,523	7,996,709	7,783,725
Operating income (loss)	1,708,406	892,327	(278,839)
Interest expense (income), net	129,363	9,302	(47,221)
Remeasurement loss (gain) on bitcoin investment	55,900	(420,918)	(207,084)
Other expense (income), net	(166,768)	(53,211)	4,609
Income (loss) before income tax	1,689,911	1,357,154	(29,143)
Provision for (benefit from) income taxes [(i)]	385,701	(1,509,343)	(8,019)
Net income (loss)	1,304,210	2,866,497	(21,124)
Less: Net loss attributable to noncontrolling interests	(1,426)	(30,550)	(30,896)
Net income attributable to common stockholders	$ 1,305,636	$ 2,897,047	$ 9,772
Net income per share attributable to common stockholders:			
Basic	$ 2.13	$ 4.70	$ 0.02
Diluted	$ 2.10	$ 4.56	$ 0.02
Weighted-average shares used to compute net income per share attributable to common stockholders:			
Basic	612,243	616,993	608,856
Diluted	622,838	636,390	614,024

[(i)] Includes benefits from income taxes of $1.9 billion in fiscal 2024 related to both the release of the Company's valuation allowance associated with certain federal and state deferred tax assets as well as the recognition of deferred tax assets as part of internal legal entity restructuring efforts. Refer to Note 15, *Income Taxes* within the Notes to the Consolidated Financial Statements for further details.

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

BLOCK, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

| | Year Ended December 31, | | |
	2025	2024	2023
Net income (loss)	$ 1,304,210	$ 2,866,497	$ (21,124)
Net foreign currency translation adjustments	636,174	(628,507)	104,728
Net unrealized gain (loss) on marketable debt securities, net of tax	(490)	5,749	40,055
Total comprehensive income	**$ 1,939,894**	**$ 2,243,739**	**$ 123,659**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

BLOCK, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Class A and B common stock shares	Common stock and additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Noncontrolling interests	Total stockholders' equity
Balance at December 31, 2022	600,060	$ 18,314,681	$ (523,090)	$ (568,712)	$ 28,476	$ 17,251,355
Cumulative adjustment due to adoption of ASU 2023-08	—	—	—	30,511	—	30,511
Net income (loss)	—	—	—	9,772	(30,896)	(21,124)
Shares issued in connection with employee stock plans	18,055	130,433	—	—		130,433
Repurchases of common stock	(2,466)	(156,812)	—	—	—	(156,812)
Change in other comprehensive loss	—	—	144,783	—	—	144,783
Share-based compensation	—	1,307,032	—	—	—	1,307,032
Issuance of common stock in connection with business combinations	172	6,658	—	—	—	6,658
Balance at December 31, 2023	615,821	$ 19,601,992	$ (378,307)	$ (528,429)	$ (2,420)	$ 18,692,836
Net income (loss)	—	—	—	2,897,047	(30,550)	2,866,497
Shares issued in connection with employee stock plans	20,799	154,779	—	—	—	154,779
Repurchases of common stock	(16,944)	(1,170,339)	—	—	—	(1,170,339)
Change in other comprehensive loss	—	—	(622,758)	—	—	(622,758)
Share-based compensation	—	1,313,947	—	—	—	1,313,947
Balance at December 31, 2024	619,676	$ 19,900,379	$ (1,001,065)	$ 2,368,618	$ (32,970)	$ 21,234,962
Net income (loss)	—	—	—	1,305,636	(1,426)	1,304,210
Shares issued in connection with employee stock plans	18,904	88,943	—	—	—	88,943
Repurchases of common stock, including excise tax	(36,502)	(2,341,161)	—	—	—	(2,341,161)
Change in other comprehensive loss	—	—	635,684	—	—	635,684
Share-based compensation	—	1,247,244	—	—	—	1,247,244
Balance at December 31, 2025	602,078	$ 18,895,405	$ (365,381)	$ 3,674,254	$ (34,396)	$ 22,169,882

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

BLOCK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ 1,304,210	$ 2,866,497	$ (21,124)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	369,529	376,127	408,560
Amortization of discounts and premiums and other non-cash adjustments	(1,137,906)	(1,099,024)	(984,442)
Non-cash lease expense	56,687	72,055	144,198
Share-based compensation	1,215,480	1,272,779	1,276,097
Loss (gain) on revaluation of equity investments	(172,256)	(32,245)	16,523
Remeasurement loss (gain) on bitcoin investment	55,900	(420,918)	(207,084)
Transaction, loan, and consumer receivable losses	1,337,246	794,221	660,663
Change in deferred income taxes	335,038	(1,665,812)	(85,879)
Goodwill and intangible asset impairment	—	133,853	132,313
Purchases and originations of loans originally classified as held for sale	(14,191,399)	(15,210,746)	(8,586,293)
Proceeds from repayments of loans originally classified as held for sale	14,248,689	14,413,277	8,032,687
Changes in operating assets and liabilities:			
Settlements receivable	(487,316)	1,947,849	(1,108,529)
Customers payable	373,925	(1,853,872)	1,256,578
Settlements payable	(330)	(8,139)	(454,036)
Prepaid expenses	(159,364)	(28,573)	40,492
Other assets and liabilities	(568,419)	150,021	(419,763)
Net cash provided by operating activities	2,579,714	1,707,350	100,961
Cash flows from investing activities:			
Purchases of marketable debt securities	(700,777)	(1,197,804)	(1,126,615)
Proceeds from maturities of marketable debt securities	468,980	1,005,580	1,387,830
Proceeds from sale of marketable debt securities	409,387	446,076	339,095
Payments for originations of consumer receivables	(32,145,232)	(29,318,390)	(23,968,787)
Proceeds from principal repayments and sales of consumer receivables	32,934,204	29,922,371	24,241,651
Purchases and originations of loans originally classified as held for investment	(17,629,689)	—	—
Proceeds from repayments of loans originally classified as held for investment	14,080,787	—	—
Purchases of property and equipment	(155,038)	(153,947)	(151,151)
Purchases of other investments	(64,554)	(53,934)	(38,822)
Net cash provided by (used in) investing activities	(2,801,932)	649,952	683,201

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

BLOCK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from financing activities:			
Proceeds from issuance of senior notes	2,200,000	2,000,000	—
Payments of debt issuance costs from issuance of senior notes	(28,346)	(26,619)	—
Payments to redeem convertible notes	(1,000,624)	—	(461,761)
Proceeds from warehouse facilities borrowings	1,305,288	1,255,745	1,387,662
Repayments of warehouse facilities borrowings	(1,456,869)	(1,329,729)	(1,118,083)
Proceeds from the exercise of stock options and purchases under the employee stock purchase plan	88,943	154,779	130,433
Net increase in interest-bearing deposits	55,548	74,856	25,135
Repurchases of common stock	(2,330,661)	(1,170,339)	(156,812)
Other financing activities	(35,330)	(18,473)	(36,817)
Change in customer funds, restricted from use in the Company's operations	588,952	1,012,442	(9,894)
Net cash provided by (used in) financing activities	(613,099)	1,952,662	(240,137)
Effect of foreign exchange rate on cash and cash equivalents	86,081	(88,539)	29,156
Net increase (decrease) in cash, cash equivalents, restricted cash, and customer funds	(749,236)	4,221,425	573,181
Cash, cash equivalents, restricted cash, and customer funds, beginning of the period	13,230,512	9,009,087	8,435,906
Cash, cash equivalents, restricted cash, and customer funds, end of the period	**$12,481,276**	**$13,230,512**	**$ 9,009,087**
Reconciliation of cash, cash equivalents, restricted cash, and customer funds:			
Cash and cash equivalents	$ 6,564,092	$ 8,075,247	$ 4,996,465
Short-term restricted cash	1,071,574	902,478	770,380
Long-term restricted cash	73,786	69,915	71,812
Customer funds cash and cash equivalents	4,771,824	4,182,872	3,170,430
Total	$12,481,276	$13,230,512	$ 9,009,087

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

BLOCK, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Block, Inc. (together with its subsidiaries, "Block" or the "Company") creates tools that empower businesses, sellers, and individuals to participate in the economy. Block is comprised of two reportable segments, Square and Cash App. Square is a cohesive commerce ecosystem that helps sellers start, run, and grow their businesses, including enabling sellers to accept card payments, provide reporting and analytics, and facilitating next-day settlement. Square's point-of-sale software and other business services help sellers manage inventory, locations, and employees; access financial services; engage buyers; build a website or online store; and grow sales. Cash App is an ecosystem of financial products and services focused on helping consumers make their money go further by enabling customers to store, send, receive, spend, invest, buy now, pay later ("BNPL"), borrow, or save their money. Cash App seeks to redefine the world's relationship with money by making it more relatable, instantly available, and universally accessible.

Block was founded in 2009 and has offices globally. The Company operates under a distributed work model and does not designate a headquarters location.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the financial statements of Block and its wholly-owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Minority interests are recorded as a noncontrolling interest, which is reported as a component of stockholders' equity on the consolidated balance sheets.

Reclassifications

Certain prior period amounts reported in our consolidated statements of operations and notes thereto have been reclassified to conform to the current year presentation.

The reclassifications in the consolidated statements of operations primarily represent changes to present revenue line items consisting of Commerce enablement, Financial solutions, and Bitcoin ecosystem. The Company believes this updated presentation will improve the usefulness of the financial information for the reader and is more reflective of the business today.

The presentation of cost of revenues has been conformed to reflect the changes related to the presentation of revenues. Such reclassifications related to the presentation of revenues and cost of revenues had no impact on total revenues, gross profit, operating income, or net income previously reported.

Refer to Significant Accounting Policies below for further details on the Company's revenue recognition and cost of revenue.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosure of contingent assets and liabilities. Actual results could differ from the Company's estimates. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected. The Company bases its estimates on current and past experience, to the extent that historical experience is predictive of future performance and other assumptions that the Company believes are reasonable under the circumstances. The Company evaluates these estimates on an ongoing basis.

Estimates, judgments, and assumptions in these consolidated financial statements include, but are not limited to, those related to accrued transaction losses, contingencies, including outcomes from claims and disputes, valuation of loans held for sale, valuation of goodwill and acquired intangible assets, determination of goodwill and intangible asset impairment charges, determination of allowance for credit losses for loans held for investment, determination of allowance for credit losses for consumer receivables, allocation of acquired goodwill to reporting units, income and other taxes, operating lease right-of-use assets and related liabilities, severance and restructuring charges, and share-based compensation.

The Company's estimates of valuation of loans held for sale, allowance for credit losses associated with consumer receivables and loans held for investment, and accrued transaction losses are based on historical experience, adjusted for market data relevant to the current economic environment. The Company will continue to update its estimates as developments occur and additional information is obtained. Refer to Note 5, *Fair Value Measurements* for further details on amortized cost and fair value of the loans; Note 6, *Consumer Receivables, net* for further details on consumer receivables; Note 7, *Customer Loans* for further details on customer loans, and Note 11, *Other Consolidated Balance Sheet Components (Current)* for further details on transaction losses.

Concentration of Credit Risk

For the years ended December 31, 2025, 2024, and 2023, the Company had no customer that accounted for greater than 10% of total net revenue.

As of December 31, 2025, the Company had four third-party payment processors that represented approximately 36%, 25%, 11% and 10% of settlements receivable, respectively. As of December 31, 2024, the Company had three third-party payment processors that represented approximately 42%, 17%, and 13% of settlements receivable, respectively. In both years, all other third-party processors were insignificant. Certain of the Company's products are reliant on third-party service providers such as partner banks, card issuers, and payment service providers. The Company's relationships with third-party service providers may result in operational concentration risks for some of these products.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable debt securities, settlements receivable, customer funds, consumer receivables, loans held for sale, and loans held for investment. To mitigate the risk of concentration associated with cash and cash equivalents, as well as restricted cash, funds are held with creditworthy institutions and, at certain times, temporarily swept into insured programs overnight to reduce single firm concentration risk. Amounts on deposit may exceed federal deposit insurance limits. The associated risk of concentration for marketable debt securities is mitigated by holding a diversified portfolio of highly rated investments. Settlements receivable are amounts due from well-established payment processing companies and normally take one or two business days to settle which mitigates the associated risk of concentration. The associated risk of concentration for loans and consumer receivables is partially mitigated by credit evaluations that are performed prior to facilitating the offering of loans and receivables and ongoing performance monitoring of the Company's loan customers.

Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"), there are two models for determining whether a subsidiary is to be consolidated. Under the voting interest model, we consolidate entities where we are deemed to have a controlling financial interest. We also consolidate any variable interest entity ("VIE") where we are deemed to be the primary beneficiary. The primary beneficiary is the party that has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As described in Note 14, *Indebtedness*, we have formed wholly owned Warehouse Special Purpose Entities ("SPEs"), which qualify as VIEs under ASC 810. We have determined that we are the primary beneficiary of all Warehouse SPEs, which we therefore consolidate. We evaluate our relationships with all the VIEs on an ongoing basis to determine if we continue to be the primary beneficiary. As of December 31, 2025 and 2024, the Company had $426.9 million and $402.9 million, respectively, in restricted cash related to VIE's. All intercompany transactions and balances have been eliminated upon consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company has elected a policy to exclude from the transaction price all sales taxes assessed by governmental authorities and, as a result, revenue is presented net of tax. For the Company's lending products, revenue is recognized over the life of the loan or receivable.

Commerce Enablement Revenue

Commerce enablement revenue is primarily comprised of revenue the Company generates from transaction fees related to Square payments, software, and hardware, Cash App Card, Cash App Pay, the Company's BNPL products, Cash App Business accounts, TIDAL, and various other software as a service ("SaaS") products.

The Company charges its sellers a transaction fee for managed payments solutions that is generally calculated as a percentage of the total transaction amount processed. The Company selectively offers custom pricing for certain large sellers. The Company collects the transaction amount from the seller's customer's bank, net of acquiring interchange and assessment fees, processing fees, and bank settlement fees paid to third-party payment processors and financial institutions. The Company retains its fees and remits the net amount to the sellers.

The Company acts as the merchant of record for its sellers and works directly with payment card networks and banks so that its sellers do not need to manage the complex systems, rules, and requirements of the payments industry. The Company satisfies its performance obligations and therefore recognizes the transaction fees as revenue upon authorization of a transaction by the seller's customer's bank.

Revenue is recognized net of refunds, which arise from reversals of transactions initiated by sellers.

The transaction fees collected from sellers are recognized as revenue on a gross basis as the Company is the principal in the delivery of the managed payments solutions to the sellers. The Company has concluded it is the principal because as the merchant of record, it controls the services before delivery to the seller, it is primarily responsible for the delivery of the services to its sellers, and it has discretion in setting prices charged to sellers. The Company also has the unilateral ability to accept or reject a transaction based on criteria established by the Company. As the merchant of record, Square is liable for the costs of processing the transactions for its sellers, and records such costs within cost of revenue.

Revenue from Square hardware includes revenue from sales of magstripe readers, contactless and chip readers, Square Stand, Square Register, Square Terminal, and third-party peripherals. Third-party peripherals include cash drawers, receipt printers, scales, and barcode scanners, all of which can be integrated with Square Stand, Square Register, or Square Terminal to provide a comprehensive point-of-sale solution. The Company generates revenue through the sale of Square hardware through e-commerce and through its retail distribution channels. The Company satisfies its performance obligation upon delivery of Square hardware to its customers which include end user customers, distributors, and retailers. The Company allows for customer returns, which are accounted for as variable consideration. The Company estimates these amounts based on historical experience and reduces revenue recognized. The Company invoices end user customers upon delivery of the products to customers, and payments from such customers are due upon invoicing. Distributors and retailers have payment terms that range from 30 to 90 days after delivery.

SaaS represents software products and solutions that provide customers with access to various technologies for a fee, which is recognized as revenue ratably as the service is provided. The Company's contracts with customers are generally for a term of one month and renew automatically each month. The Company invoices its customers monthly. The Company considers that it satisfies its performance obligations over time each month as it provides the SaaS services to customers and hence recognizes revenue ratably over the month.

The Company also charges certain Cash App customers making peer-to-peer transactions using business accounts, or funding transactions with a credit card, a transaction fee that is generally calculated as a percentage of the total transaction amount processed. The Company collects the transaction amount from the customer's Cash App account, net of incurring interchange and assessment fees, processing fees, and bank settlement fees paid to third-party payment processors and financial institutions. The Company retains its fees and remits the net amount to the customers. The Company satisfies its performance obligation upon settlement of the transaction to the customer.

Cash App Card offers customers the ability to store funds in Cash App and subsequently use these funds via a Visa debit card that is linked to the balance the customer stores in Cash App. The Company earns interchange fees when a Cash App Card is used to make a purchase, which are paid by the merchant's bank and subsequently passed through to the Company by its third-party partners. Revenue is recognized for a Cash App Card transaction when charged and the Company has successfully authorized the transaction. The Company recognizes interchange revenue as a principal in the arrangement based on its control over the transaction authorization and third-party partners used to fulfill the transaction settlement.

Cash App Pay offers Cash App customers the ability to make payments, without a physical card, using their stored funds directly to eligible merchants that have enabled Cash App as a checkout option. The Company earns processing fees directly from merchants or its integrated third-party payment service provider, typically calculated as a percentage of the transaction volume plus a fixed fee per transaction. The Company recognizes processing revenues as the principal in the arrangement to complete the payment transaction.

Through our BNPL products, consumers can pay for their purchases over time by splitting their purchase price into generally three or four installments, typically due in two-week increments, without paying fees (if payments are made on time). The Company generally pays the seller the full order value upfront, less taxes, if applicable, and less a merchant fee, which consists of fixed and variable rates as contracted with the sellers. The Company also incurs other costs such as fees paid to third-party partners and processing fees to complete the consumer purchase transaction. The Company generally assumes non-repayment risk from the consumers. The Company initially recognizes a consumer receivable equal to net amounts paid to the seller plus any costs incurred to originate the consumer receivable. The Company recognizes the merchant fee less costs incurred to originate the consumer receivables as revenue using the effective interest method over the life of the consumer receivable. The effective interest rate is determined based on estimated future cash receipts over the expected life of the consumer receivable, having consideration for the historical repayment pattern of the consumer receivables on a portfolio basis. For the majority of the Company's BNPL products, consumers are not charged interest or fees, other than late fees which may be charged in certain regions by the Company as an incentive to encourage consumers to pay their outstanding balances as and when they fall due. The Company also offers the ability for consumers to pay for larger transaction sizes over a three-, six-, twelve-, or twenty-four-month period using a monthly payment option, which includes no late fees and no compounding interest with a cap on total interest owed. The Company sells certain consumer receivables to a third-party investor and records the gain or loss on sale as revenue within commerce enablement revenue. Additionally, the Company is retained to service the consumer receivables and earns a servicing fee, which is recorded within commerce enablement revenue as the services are delivered. Additionally, the Company offers a post-purchase option ("Afterpay Post-Purchase"), which allows Cash App users to retroactively convert purchases into installment payments, typically due over a three to four week period, for which the Company charges a flat finance fee that is recognized as revenue over the life of the loan.

Through its BNPL products, the Company also has an ads and affiliate program for its merchants. For affiliate relationships, the Company receives a commission when a consumer completes a purchase using its BNPL products, which is recognized as a fee earned in connection with the origination of a consumer receivable and recognized as revenue using the effective interest method. The Company may also receive digital advertising revenue on clicks, typically earned on a cost per click ("CPC") basis, to merchant sites through its BNPL products, in addition to flat fees for premium ad placements. Revenue from CPC arrangements are generally recognized in the period the user click is delivered.

TIDAL primarily generates revenue from subscriptions to its customers, and such subscriptions allow access to the song library, video library, and improved sound quality. Customers can subscribe to services directly from the TIDAL website, through the Apple store, or through Google Play. With both offerings, the Company charges customers a monthly fee for those subscription services, which is recognized ratably as revenue as the service is provided.

Financial Solutions Revenue

Financial solutions revenue is primarily comprised of revenue the Company generates from Cash App Instant Deposit, ATM withdrawal fees, Cash App Borrow, interest earned on customer funds, and Square Loans.

Instant Deposit is a functionality within Cash App and the Company's managed payments solution that enables customers, including individuals and sellers, to instantly deposit funds into their bank accounts for a percentage-based fee of the amounts deposited. Additionally, the Company charges the customer a per transaction fee when they instantly deposit funds to their bank account or withdraw funds from an ATM. Revenue related to Instant Deposit and ATM withdrawal fees is recognized upon settlement of the transaction. While the Company is restricted from using the stored funds in the Company's operations, the Company may invest a portion of these funds in short-term marketable debt securities to generate interest income which is reported as revenue. Interest earned on customer funds related to Cash App Card was $192.1 million, $185.2 million, and $142.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Cash App Borrow allows customers to access short-term loans for a fee. The loans are repaid at the end of the loan term and customers may elect to prepay all or a part of the outstanding balance. If the outstanding balance is not paid when due, late fees in the form of interest may be charged. Historically, these short-term loans were facilitated through a partnership with a third-party industrial bank. The loans were originated by the bank partner, from whom the Company purchased the loans obtaining all rights, title, and interest. Beginning in the second quarter of 2025, the Company also began originating Cash App Borrow loans through the Company's subsidiary, Square Financial Services, Inc. ("Square Financial Services"), which is an industrial loan company. Net amounts paid to the bank are recorded as the cost of the loans purchased, and amounts collected in excess of the carrying value are recognized as revenue over the life of the loans.

Square Loans facilitates loans to qualified Square sellers through Square Financial Services. The loans are either repaid through withholding a percentage of the collections of the seller's receivables processed by the Company ("flex loans") or a specified monthly amount ("term loans"). The Company generally utilizes a pre-qualification process that includes an analysis of the aggregated data of the seller's business which includes, but is not limited to, the seller's historical processing volumes, transaction count, chargebacks, growth, and length of time as a Square customer. Generally, the loans have no stated coupon rate but the seller is charged a one-time origination fee based upon their risk rating, which is derived primarily from processing activity. For some of the loans, it is the Company's intent to sell all of its rights, title, and interest of these loans to third-party investors for an upfront fee when the loans are sold. The Company records the amounts advanced to the customers or the net amounts paid to purchase the loans as the cost of the loans. Subsequently, the Company records a gain on sale of the loans to the third-party investors as revenue upon transfer of title. The Company is retained by the third-party investors to service the loans and earns a servicing fee for facilitating the repayment of these loans through its managed payments solutions. The Company records servicing revenue as servicing is delivered. For the loans which are not immediately sold to third-party investors or for which the Company has the intent and ability to hold through maturity, interest and fees earned are recognized as revenue using the effective interest method.

Bitcoin Ecosystem Revenue

Bitcoin ecosystem revenue primarily consists of revenue the Company generates from customer purchases of bitcoin within Cash App, Proto, and bitcoin withdrawal fees.

The Company offers its Cash App customers the ability to purchase bitcoin, a cryptocurrency denominated asset, from the Company. The Company satisfies its performance obligation and records revenue when bitcoin is transferred to the customer's account. The Company purchases bitcoin from private broker dealers or from Cash App customers and applies a marginal fee before selling it to its customers. The amounts received from customers and exchanges are recorded as revenue on a gross basis and the associated bitcoin cost as cost of revenues, as the Company is the principal in the bitcoin sale transaction. The Company has concluded it is the principal because it controls the bitcoin before delivery to the customers, it is primarily responsible for the delivery of the bitcoin to the customers, it is exposed to risks arising from fluctuations of the market price of bitcoin before delivery to customers, and has discretion in setting prices charged to customers.

Proto revenue is primarily from the sale of mining systems to a customer engaged in bitcoin mining activities. A mining system comprises a chassis unit with a 6- or 9-hashboard configuration containing Company-developed mining chips. The Company recognizes revenue from mining system sales when control of the completed system transfers to the customer, which is at the point in time the system is delivered to the customer. The majority of the transaction price is due prior to shipment, and the sale of mining systems is not subject to a return policy. The Company offers a standard product warranty that the product will operate under normal use for a period of one year.

Bitcoin withdrawal is a functionality within Cash App that enables customers to withdraw bitcoin stored on Cash App to a third-party wallet. The Company charges customers a fee for the option of faster withdrawal speeds.

Cost of Revenue

Commerce Enablement Costs

Commerce enablement costs consist primarily of interchange and assessment fees, processing fees, and bank settlement fees paid to third-party payment processors and financial institutions, as well as costs associated with the Company's BNPL products, TIDAL, and Square hardware and software.

Financial Solutions Costs

Financial solutions costs consist primarily of partnership fees related to Cash App, including Instant Deposit and ATM withdrawals.

Bitcoin Ecosystem Costs

Bitcoin ecosystem costs primarily consist of the total amount the Company pays to purchase bitcoin that is sold to customers, which fluctuate in line with revenue related to customer purchases of bitcoin, as well as costs associated with Proto.

Amortization of Acquired Technology Assets

Amortization of acquired technology assets is primarily comprised of amortization related to the acquired technology assets from the acquisition of Afterpay.

Other Costs

Generally, other costs such as personnel-related costs, rent, and occupancy charges are not allocated to cost of revenues and are reflected in operating expenses and are not material.

Severance and Other Restructuring Expenses

The Company records severance-related expenses once they are both probable and estimable in accordance with the provisions of the applicable accounting guidance for severance provided under an ongoing benefit arrangement. One-time involuntary benefit arrangements and other costs are generally recognized in the period in which the liability is incurred. The Company recorded $78.6 million, $26.8 million, and $104.0 million of severance and other related expenses for the years ended December 31, 2025, 2024, and 2023, respectively, as part of product development, sales and marketing, and general and administrative within the Company's operating expenses. The Company also assesses its assets for impairment in connection with restructuring and other exit activities when the carrying amount of the related assets may not be fully recoverable, in accordance with the appropriate accounting guidance.

Sales and Marketing Expenses

Advertising costs are expensed as incurred and included in sales and marketing expenses on the consolidated statements of operations. Total advertising costs for the years ended December 31, 2025, 2024, and 2023 were $478.4 million, $338.1 million, and $360.1 million, respectively. The Company also records services, incentives, and other costs to acquire customers that are not directly related to a revenue generating transaction as sales and marketing expenses, as the Company considers these to be marketing costs to encourage the usage of Cash App. These expenses include, but are not limited to, Cash App peer-to-peer processing costs and related transaction losses, card issuance costs, customer referral bonuses, and promotional giveaways. These costs are expensed as incurred. The Company recorded $904.0 million, $889.9 million, and $898.3 million for the years ended December 31, 2025, 2024, and 2023, respectively, for such expenses.

Share-based Compensation

Share-based compensation expense relates to stock options, restricted stock units ("RSUs"), and purchases under the Company's Amended and Restated 2015 Employee Stock Purchase Plan ("ESPP"), which is measured based on the grant-date fair value. The fair value of RSUs is determined by the closing price of the Company's common stock on each grant date. The fair value of stock options and ESPP shares granted to employees is estimated on the date of grant using the Black-Scholes-Merton option valuation model. This share-based compensation expense valuation model requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variables include the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of the Company's stock, expected risk-free interest rate, and expected dividends. The Company uses historical exercise information and contractual terms of options to estimate the expected term. Expected volatility is a blend of implied volatility based on publicly traded options on our common stock and historical volatility based on a weighted-average of the historical volatilities of the Company's common stock. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Generally, share-based compensation expense is recorded on a straight-line basis over the requisite service period. RSUs typically vest over a term of four years. The Company accounts for forfeitures as they occur.

Interest Income and Expense

Interest income consists of interest income from the Company's investment in marketable debt securities and was $127.1 million, $156.2 million, and $126.6 million for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense consists primarily of the Company's long-term debt and was $256.4 million and $165.5 million for the years ended December 31, 2025 and 2024, respectively. Interest expense was immaterial for the year ended December 31, 2023.

Foreign Currency

The functional currency for most subsidiaries outside of the United States is the local currency. For purposes of the Company's consolidated financial statements, the assets and liabilities of these subsidiaries, including goodwill and acquired intangible assets, are translated into U.S. dollars using the exchange rates at the balance sheet dates. Gains and losses resulting from these translations are reported as a component of accumulated other comprehensive income (loss) on the consolidated statements of comprehensive income (loss). Revenue, expenses, and gains or losses are translated into U.S. dollars using average exchange rates for each period.

Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as a component of Other expense (income), net on the consolidated statements of operations.

Income Taxes

The Company reports income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized. The Company considers historical information, tax planning strategies, the expected timing of the reversal of existing temporary differences, and may rely on financial projections to support its position on the recoverability of deferred tax assets. The Company's judgment regarding future profitability contains significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have a material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company will not realize the deferred tax assets, then the Company establishes a valuation allowance for all or a portion of the deferred tax assets.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in the provision (benefit) for income tax expense on the consolidated statements of operations.

Cash and Cash Equivalents, Restricted Cash, and Customer Funds

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market funds, with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company records restricted cash amounts as a current asset on the consolidated balance sheets if the restriction expires in less than 12 months, or as a non-current asset if the restriction is greater than 12 months. If there is no minimum time frame during which the cash must remain restricted, the nature of the transactions related to the restriction determine the classification.

The Company's short-term restricted cash was $1.1 billion and $902.5 million as of December 31, 2025 and 2024, respectively. The majority of the balance as of December 31, 2025 was comprised of cash at the wholly-owned consolidated entities used in the warehouse funding facility arrangements. This restricted cash will be used to pay the borrowings under the warehouse funding facilities or will be distributed to the Company. The Company's total restricted cash also includes pledged cash deposits in accounts at the financial institutions that process the Company's sellers' payment transactions and collateral pursuant to various agreements with banks relating to the Company's products. The Company uses restricted cash to secure letters of credit with the related financial institutions to provide collateral for cash flow timing differences in the processing of payments.

The Company's long-term restricted cash of $73.8 million and $69.9 million as of December 31, 2025 and December 31, 2024, respectively, is primarily related to cash held as collateral as required by the FDIC for Square Financial Services. The Company has recorded these amounts as non-current assets on the consolidated balance sheets as the requirement by the FDIC specifies a time frame of 12 months or longer during which the cash must remain restricted.

Customer Funds

Customer funds represent customers' stored balances that customers would later use to send money or make payments, or customers cash in transit. As discussed under section titled *Financial Solutions Revenue* accounting policy above, under the terms of service associated with these funds, the Company is restricted from using the funds in the Company's operations, but may invest these funds in short-term marketable debt securities to earn interest. Refer to Note 4, *Customer Funds* for more details.

Investments in Marketable Debt Securities

The Company's short-term and long-term investments include marketable debt securities such as government and agency securities, corporate bonds, commercial paper, certificates of deposit, and municipal securities. The Company determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable debt securities as available-for-sale and carries these investments at fair value, reporting the unrealized gains and losses, net of taxes, as a component of stockholders' equity. The U.S. government and U.S. agency securities are either explicitly or implicitly guaranteed by the U.S. government and are highly rated by major rating agencies. The corporate bonds are issued by highly rated entities. The foreign government securities are issued by highly rated international entities. The Company has the ability and intent to hold these investments with unrealized losses for a reasonable period of time, sufficient for the recovery of their amortized cost bases, which may be at maturity. The Company determines any realized gains or losses on the sale of marketable debt securities on a specific identification method, and records such gains and losses as a component of other expense (income), net on the consolidated statements of operations.

Investments in Equity Securities

The Company holds marketable and non-marketable equity investments. Marketable equity investments are measured using quoted prices in active markets with changes recorded in other expense (income), net on the consolidated statements of operations.

Non-marketable equity investments, which have no readily determinable fair values, are measured using the measurement alternative, which is defined as cost, less impairment, adjusted for observable price changes from orderly transactions for identical or similar investments of the same issuer. Adjustments are recorded in other expense (income), net on the consolidated statements of operations. Non-marketable equity investments are valued using significant unobservable inputs or data in an inactive market and the valuation requires judgment due to the absence of market prices and inherent lack of liquidity. The carrying value for these investments is not adjusted if there are no observable transactions for identical or similar investments of the same issuer or if there are no identified events or changes in circumstances that may indicate impairment. The Company will adjust for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issue. Valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data. In addition, the determination of whether an orderly transaction is for an identical or similar investment requires significant management judgment, including understanding the differences in the rights and obligations of the investments and the extent to which those differences would affect the fair values of those investments.

The Company assesses the impairment of its non-marketable equity investments on a quarterly basis. The impairment analysis encompasses an assessment of the severity and duration of the impairment and a qualitative and quantitative analysis of other key factors including the investee's financial metrics, market acceptance of the investee's product or technology, other competitive products or technology in the market, general market conditions, and the rate at which the investee is using its cash. If the investment is considered to be impaired, the Company will record an impairment in other expense (income), net on the consolidated statements of operations and establish a new carrying value for the investment.

Fair Value Measurements

The Company applies fair value accounting for assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value accounting establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Customer Loans

Loan products consist primarily of Square Loans and Cash App Borrow products, which are described in detail under the sections titled *Financial Solutions Revenue* and *Commerce Enablement Revenue,* respectively, above.

The Company classifies customer loans as loans held for sale when the Company has the intent to sell all of its rights, title, and interest in these loans to third-party investors, and there is an available market for such loans. The Company classifies customer loans as loans held for investment when the Company has both the intent and ability to hold for the foreseeable future, or until maturity or payoff. Loans held for sale by Square Financial Services that are not sold after two business days from origination are reclassified as held for investment. For the year ended December 31, 2025, $1.1 billion of total loan balances was reclassified from loans held for sale to loans held for investment. For the years ended December 31, 2025, 2024 and 2023, net gains on sales of loans were $255.8 million, $236.8 million, and $196.1 million respectively. Loans classified as held for sale at origination are disclosed as a component of cash flows from operating activities, while loans classified as held for investment at origination are disclosed as a component of cash flows from investing activities.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value determined on an individual loan basis. To determine the fair value the Company utilizes discounted cash flow valuation modeling, taking into account the probability of default and estimated timing and amounts of periodic repayments. In estimating the expected timing and amounts of the future periodic repayments for the loans outstanding, the Company considered other relevant market data. The Company recognizes a charge within transaction, loan, and consumer receivable losses on the consolidated statement of operations whenever the amortized cost of a loan exceeds its fair value, with such charges being reversed for subsequent increases in fair value, but only to the extent that such reversals do not result in the amortized cost of a loan exceeding its fair value. A loan that is initially designated as held for sale may be reclassified to held for investment if and when the Company's intent for that loan changes.

Loans Held for Investment

Loans held for investment are recorded at amortized cost, less an allowance for potential uncollectible amounts. Amortized cost basis represents principal amounts outstanding, net of unearned income, unamortized deferred fees and costs on originated loans, premiums or discounts on purchased loans and charge-offs. The Company's intent and ability to designate loans as held for investment in the future may change based on changes in business strategies, the economic environment, and market conditions.

Allowance for loans losses

The Company calculates an allowance for losses on the loans held for investment portfolio in accordance with Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The Company assesses impairment of its financial instruments based on current estimates of expected credit losses over the contractual term of its loans held for investment portfolio as of each balance sheet date. The Company determines the allowance for loan losses using both quantitative and qualitative methods and considers all available information relevant to assessing collectability. This includes, but is not limited to, historical loss and recovery experience, recent and historical trends in delinquencies, past-due loans and charge-offs, borrower behavior and repayment speed, underwriting and collection management changes, changes in the legal and regulatory environment, changes in risk and underwriting standards, current and historical macroeconomic conditions such as changes in unemployment and GDP, and various other factors that may affect the sellers' ability to make future payments.

Consumer Receivables

The Company evaluates its consumer receivables as a single homogeneous portfolio as it is comprised of a single product type, point-of-sale unsecured installment loans. The Company classifies consumer receivables as held for investment when the Company has the intent and ability to hold these investments for the foreseeable future or until maturity or payoff. The Company classifies consumer receivables as held for sale when the Company has the intent to sell all of its rights, title, and interest in these receivables to third-party investors, and there is an available market for such receivables. For the year ended December 31, 2025, $840.0 million of consumer receivables were reclassified from loans held for investment to loans held for sale and sold to third parties. Net losses on sales of consumer receivables were immaterial for the years ended December 31, 2025, 2024 and 2023. Consumer receivables are reported at amortized cost, which includes the cost to originate the consumer receivables, adjusted for unearned merchant fees, origination costs, charge-offs, and the allowance for credit losses. Refer to Note 6, *Consumer Receivables, net* for more information.

Allowance for Credit Losses Related to Consumer Receivables

The Company calculates an allowance for credit losses on the consumer receivables portfolio in accordance with ASU 2016-13. The guidance requires an entity to assess impairment of its financial instruments based on the entity's current estimates of expected credit losses over the contractual term of its loans held for investment portfolio as of each balance sheet date.

Allowance for credit losses related to consumer receivables represents management's estimate of the expected credit losses in the outstanding portfolio of consumer receivables, as of the balance sheet date. The Company determines the allowance for credit losses using both quantitative and qualitative methods that analyze portfolio performance, uses judgment regarding the quantitative components of the reserve, and considers all available information relevant to assessing collectibility. This includes, but is not limited to, historical loss and recovery experience, recent and historical trends in delinquencies, past-due receivables and charge-offs, consumer behavior and repayment speed, underwriting and collection management changes, changes in the legal and regulatory environment, changes in risk and underwriting standards, current and historical macroeconomic conditions such as changes in unemployment and GDP, and various other factors that may affect the consumers' ability to make future payments. When available information confirms that specific consumer receivables or portions thereof are uncollectible, identified amounts are charged off against the allowance for credit losses. Consumer receivables are charged off when management considers amounts to be uncollectible, which is generally determined by the number of days past due and is typically no later than 180 days past due.

Settlements Receivable

Settlements receivable represents amounts due from third-party payment processors for customer transactions. Settlements receivable are typically received or paid within one or two business days of the transaction date. Under the terms of arrangements, some of the processors may process both transaction receivables and payables. Additionally, the terms may allow processors the right of offset for the amounts due to and due from the Company. No valuation allowances have been established for settlements receivable, as funds are due from large, well-established financial institutions with no historical collections issue.

Inventory

Inventory consists of contactless and chip readers, chip card readers, Square Stand, Square Register, Square Terminal, third-party peripherals, Bitkey hardware devices, and bitcoin mining systems related to Proto, as well as component parts that are used to manufacture these products. Inventory is stated at the lower of cost (generally on a first-in, first-out basis) or net realizable value. Inventory that is obsolete or in excess of forecasted usage is written down to its net realizable value based on the estimated selling prices in the ordinary course of business. The Company's inventory is held at third-party warehouses and contract manufacturer premises.

Bitcoin

Company Owned Bitcoin

The Company holds bitcoin for long term investment purposes ("bitcoin investment") and also holds bitcoin for the facilitation of customer sales and purchases of bitcoin on Cash App ("bitcoin for operating purposes"). The Company accounts for its bitcoin as an indefinite-lived intangible asset in accordance with ASC 350, Intangibles—Goodwill and Other and has ownership of and control over its bitcoin.

The Company early adopted ASU No. 2023-08, *Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08") in the fourth quarter of 2023 using a modified retrospective approach. ASU 2023-08 provides guidance on accounting and disclosure of crypto assets and requires an entity to (i) subsequently remeasure crypto assets at fair value at each measurement date with changes recognized in net income, (ii) present the changes in fair value separately from changes in the carrying amount of other intangible assets in the income statement, and (iii) present crypto assets measured at fair value separately from other intangible assets on the balance sheet. Prior to the adoption of ASU 2023-08, the Company's bitcoin investment was subject to impairment losses if the fair value decreased below the carrying value during the assessed period. Impairment losses on the Company's bitcoin investment could not be recovered for any subsequent increases in fair value until the asset was sold. Upon adoption of ASU 2023-08, the Company recognized a cumulative-effect adjustment increasing bitcoin value and retained earnings by $30.5 million as of the beginning of fiscal year 2023.

The Company's bitcoin investment is initially recorded at cost, inclusive of transaction costs, and the Company uses the 'first-in, first-out' method to determine the cost basis. Subsequently, the Company remeasures its bitcoin investment at fair value at the end of each reporting period. Changes in fair value are recognized in net income through "Remeasurement loss (gain) on bitcoin investment" in the Company's consolidated statements of operations. For the year ended December 31, 2025, the Company has purchased an approximate cumulative $41.1 million in bitcoin for investment purposes. For the years ended December 31, 2025 and 2024, the Company recognized a loss of $55.9 million and gain of $420.9 million, respectively, from the remeasurement of the Company's bitcoin investment.

The Company's bitcoin for operating purposes is initially recorded at cost, inclusive of transaction costs, and the Company uses 'first-in, first-out' as its method of determining the cost basis. Subsequent to purchase, any sales related to bitcoin occur at its current market price, plus a small margin. As such, any change in fair value of bitcoin purchased and sold for customer orders is captured within bitcoin ecosystem revenue. Given the small amount of bitcoin for operating purposes held at any time, and that the bitcoin is held for a relatively short period of time, typically being purchased and sold within a day, the changes in fair value are not material to the Company.

Bitcoin trades in an active market which is not centrally managed or provided by one particular exchange. We determine the fair value of bitcoin at each period end in accordance with ASC 820, Fair Value Measurement, based on observed prices from active exchanges that the Company has determined are its principal market for bitcoin.

Refer to Note 12, *Other Consolidated Balance Sheet Components (Non-Current)* and Note 13, *Bitcoin*, for more information.

Bitcoin Held for Other Parties

The Company adopted the SEC's Staff Accounting Bulletin No. 121 ("SAB 121"), in June 2022. SAB 121 expressed the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for users of its crypto platform and requires entities that hold crypto-assets on behalf of platform users to recognize a liability to reflect the entity's obligation to safeguard the crypto-assets held for its platform users.

In January 2025, the SEC staff released Staff Accounting Bulletin No. 122 ("SAB 122"), which rescinded SAB 121. The Company early adopted SAB 122 as of December 31, 2024, resulting in the Company derecognizing the previously recognized safeguarding obligation liability related to bitcoin held for other parties and the corresponding safeguarding asset related to bitcoin held for other parties. Refer to the *Recent Accounting Pronouncements* section below for further information.

Property and Equipment

Property and equipment are recorded at historical cost less accumulated depreciation, which is computed on a straight-line basis over the asset's estimated useful life. The estimated useful lives of property and equipment are described below:

Property and Equipment	Useful Life
Capitalized software	18 months
Computer and data center equipment	Three years
Furniture and fixtures	Seven years
Leasehold improvements	Lesser of ten years or remaining lease term

Capitalized Software

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Capitalized costs are included in property and equipment, net, and amortized on a straight-lined basis over the estimated useful life of the software and included in product development costs on the consolidated statements of operations.

Leases

The Company leases office space and equipment under non-cancellable finance and operating leases with various expiration dates.

The Company determines whether an arrangement is a lease for accounting purposes at contract inception. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized at the present value of the future lease payments, generally for the base noncancellable lease term, at the lease commencement date for each lease. The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate because the interest rate implicit in most of the Company's leases is not readily determinable. The Company's incremental borrowing rate is estimated to approximate the interest rate that the Company would pay to borrow on a collateralized basis with similar terms and payments as the lease, and in economic environments where the leased asset is located. Operating lease ROU assets also include any prepaid lease payments and lease incentives. The Company's lease agreements generally contain lease and non-lease components. The Company applies the practical expedient to account for the lease and non-lease components as a single lease component for all leases, where applicable. Non-lease components primarily include payments for maintenance and utilities. The Company includes the fixed non-lease components in the determination of the ROU assets and operating lease liabilities. Variable lease payments that are not based on a rate or index are not included in the calculation of the ROU asset and lease liability, and they are recognized as lease expense in the period in which the obligation for those payments is incurred. Variable lease payments predominantly relate to variable operating expenses, taxes, parking, and electricity. The Company records the amortization of the ROU asset and the accretion of lease liability as a component of rent expense in the consolidated statements of operations.

The Company evaluates ROU assets related to leases for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of a ROU asset may not be recoverable. When a decision has been made to exit a lease prior to the contractual term or to sublease that space, the Company evaluates the asset for impairment and recognizes the associated impact to the ROU asset and related expense, if applicable. The evaluation is performed at the asset group level initially and when appropriate, at the lowest level of identifiable cash flows, which is at the individual lease level. Undiscounted cash flows expected to be generated by the related ROU assets are estimated over the ROU assets' useful lives. If the evaluation indicates that the carrying amount of the ROU assets may not be recoverable, any potential impairment is measured based upon the fair value of the related ROU asset or asset group as determined by appropriate valuation techniques. For the periods presented, the Company recorded no material impairment charges.

When lease agreements provide allowances for leasehold improvements, the Company assesses whether it is the owner of the leasehold improvements for accounting purposes. When the Company concludes that it is the owner, it capitalizes the leasehold improvement assets and recognizes the related depreciation expense on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset. Additionally, the Company recognizes the amounts of allowances to be received from the lessor as a reduction of the lease liability and the associated ROU asset. When the Company concludes that it is not the owner, the payments that the Company makes towards the leasehold improvements are accounted as a component of the lease payments.

Business Combinations

The purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded on the consolidated statements of operations.

Goodwill and Long-Lived Assets, including Acquired Intangible Assets

The Company evaluates the recoverability of property and equipment and finite-lived intangible assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated. If the carrying amount of the long–lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third–party independent appraisals, as considered necessary. For the periods presented, the Company recorded no material impairment charges related to intangible assets.

The Company performs a goodwill impairment test annually on December 31 and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit's fair value. The Company first assesses qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and determine whether further action is needed. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

Acquired intangible assets consist of acquired technology and customer relationships associated with various acquisitions. Acquired technology is amortized over its estimated useful life on a straight-line basis and included as a component of cost of revenue on the consolidated statements of operations. Acquired customer relationships and other intangible assets are amortized on a straight-line basis over their estimated useful lives, and included as a component of operating expenses on the consolidated statements of operations. The Company evaluates the remaining estimated useful life of its intangible assets being amortized on an ongoing basis to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Customers Payable

Customers payable represents the transaction amounts, less revenue earned by the Company, owed to sellers or Cash App customers. The payable amount consists of amounts owed to customers due to timing differences as the Company typically settles within one business day, amounts held by the Company in accordance with its risk management policies, and amounts held for customers who have not yet linked a bank account. This balance also includes the Company's liability for customer funds held on deposit in Cash App and balances related to Square Card.

Accrued Transaction Losses

The Company is exposed to potential credit losses related to transactions processed by sellers that are subsequently subject to chargebacks when the Company is unable to collect from the sellers primarily due to insolvency, disputes between a seller and their customer, or due to fraudulent transactions. Accrued transaction losses also include estimated losses on Cash App activity related to peer-to-peer payments sent from a credit card, Cash App Business, and Cash App Card. Generally, the Company estimates the potential loss rates based on historical experience that is continuously adjusted for new information and incorporates, where applicable, reasonable and supportable forecasts about future expectations. The Company also considers other relevant market data in developing such estimates and assumptions. Additions to the reserve are reflected in current operating results, while realized losses are offset against the reserve. These amounts are classified within transaction, loan, and consumer receivable losses on the consolidated statements of operations, except for the amounts associated with the peer-to-peer service offered to Cash App customers for free that are classified within sales and marketing expenses as the Company considers these to be marketing costs to encourage the usage of Cash App.

Share Repurchases

Share repurchases under the Company's share repurchase authorization may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The Company's policy is to deduct the par value from common stock and to reflect any excess of cost over par value as a deduction from additional paid-in capital.

Segments

The Company reports its segments to reflect the manner in which the Company's chief operating decision maker ("CODM") reviews and assesses performance. The Company's CODM is the Block Head and Chairperson. The Company has two reportable segments, Square and Cash App. Products and services that are not assigned to a specific reportable segment, including, but not limited to, TIDAL and other emerging ecosystems, are aggregated and presented within a general corporate and other category. Square and Cash App are defined as follows:

- Cash App includes the financial tools available to individuals within the mobile Cash App, including peer-to-peer payments, bitcoin and stock investments. Cash App also includes Cash App Card, which is linked to customer stored balances that customers can use to pay for purchases or withdraw funds from an ATM, as well as Cash App Borrow. Cash App also includes all BNPL products.

- Square includes managed payment services, software solutions, hardware, and financial services offered to sellers, excluding those that involve Cash App.

The primary financial measures used by the CODM to evaluate performance and allocate resources are revenue and gross profit. The CODM uses segment gross profit for each segment during the annual budgeting and forecasting process. Further, the CODM uses gross profit as the metric to guide the business trajectory and to consider the overall gross profit growth by segment on a quarterly basis, when making decisions about the allocation of operating and capital resources to each segment. The CODM does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not included.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"). The amendments expand income tax disclosure requirements by requiring an entity to disclose (i) specific categories in the rate reconciliation, (ii) additional information for reconciling items that meet a quantitative threshold, and (iii) the amount of taxes paid disaggregated by jurisdiction. The Company adopted this guidance effective for the annual reporting period beginning January 1, 2025. The adoption of ASU 2023-09 impacts the Company's annual disclosures only, which are reflected in herein. Refer to Note 15, *Income Taxes* for further details.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses* ("ASU 2024-03"), and in January 2025, the FASB issued ASU No. 2025-01, *Clarifying the Effective Date* ("ASU 2025-01"). The amendments are intended to enhance disclosures regarding an entity's costs and expenses by requiring additional disaggregated information disclosures about certain income statement expense line items. The amendments, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the effect of adopting the new disclosure requirements.

In September 2025, the FASB issued ASU No. 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). The amendments are intended to clarify and modernize the accounting for costs related to internal-use software. The guidance removes all references to project stages and clarifies the threshold entities apply to begin capitalizing costs. The amendments are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption to have a material impact on the Company's financial statements.

In July 2025, the FASB issued ASU No. 2025-05, *Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). The amendments allow an entity to apply a practical expedient when estimating expected credit losses, which assumes that the current conditions as of the balance sheet date will not change for the remaining life of the accounts receivable and contract assets arising from contracts with customers. The amendments are effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years, with early adoption permitted. If the practical expedient is elected, the amendments should be applied prospectively. The Company does not expect the adoption to have a material impact on the Company's financial statements.

NOTE 2 - REVENUE

The following table presents the Company's net revenue disaggregated by revenue source (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue from contracts with customers:			
Commerce enablement revenue	$ 10,100,198	$ 9,298,307	$ 8,618,519
Financial solutions revenue	2,260,121	2,165,553	2,003,765
Bitcoin ecosystem revenue	8,502,787	10,357,783	9,668,322
Revenue from other sources: [(i)]			
Commerce enablement revenue	1,413,964	1,214,146	911,521
Financial solutions revenue	1,916,613	1,085,264	713,496
Total net revenue	$ 24,193,683	$ 24,121,053	$ 21,915,623

[(i)] Revenue from other sources relates to revenue generated from the Company's Square Loans, Cash App Borrow loans, consumer receivables originated through, and affiliate relationship revenue from, our BNPL products, interest income earned on customer funds, and interest income earned on funds held by Square Financial Services, Inc., which is a Utah state-chartered industrial loan company ("Square Financial Services").

NOTE 3 - INVESTMENTS IN DEBT SECURITIES

The Company's short-term and long-term investments in debt securities as of December 31, 2025 and December 31, 2024 were as follows (in thousands):

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term debt securities:				
U.S. agency securities	$ 19,017	$ 18	$ —	$ 19,035
Corporate bonds	58,954	165	—	59,119
Commercial paper	92,655	—	—	92,655
Municipal securities	130	—	—	130
Certificates of deposit	2,211	—	—	2,211
U.S. government securities	343,923	707	(3)	344,627
Total	$ 516,890	$ 890	$ (3)	$ 517,777
Long-term debt securities:				
Corporate bonds	$ 81,332	$ 139	$ (2)	$ 81,469
Municipal securities	7,167	28	(244)	6,951
U.S. government securities	99,981	486	—	100,467
Total	$ 188,480	$ 653	$ (246)	$ 188,887

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term debt securities:				
U.S. agency securities	$ 34,454	$ 15	$ (1)	$ 34,468
Corporate bonds	160,238	248	(96)	160,390
Commercial paper	333	—	—	333
Municipal securities	398	1	—	399
Certificates of deposit	1,051	—	—	1,051
U.S. government securities	206,340	449	(4)	206,785
Total	$ 402,814	$ 713	$ (101)	$ 403,426
Long-term debt securities:				
U.S. agency securities	$ 49,017	$ 23	$ (10)	$ 49,030
Corporate bonds	195,035	693	(384)	195,344
Municipal securities	4,592	4	(251)	4,345
U.S. government securities	222,164	1,218	(124)	223,258
Total	$ 470,808	$ 1,938	$ (769)	$ 471,977

The amortized cost of investments classified as cash equivalents approximated the fair value due to the short-term nature of the investments.

The Company's gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2025 and 2024, aggregated by investment category and the length of time that individual securities have been in a continuous loss position were as follows (in thousands):

	December 31, 2025					
	Less than 12 months		Greater than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Short-term debt securities:						
U.S. agency securities	$ 17	$ —	$ —	$ —	$ 17	$ —
Corporate bonds	3,508	—	—	—	3,508	—
U.S. government securities	11,998	(3)	—	—	11,998	(3)
Total	$ 15,523	$ (3)	$ —	$ —	$ 15,523	$ (3)
Long-term debt securities:						
Corporate bonds	$ 4,539	$ (2)	$ —	$ —	$ 4,539	$ (2)
Municipal securities	3,274	(98)	1,235	(146)	4,509	(244)
Total	$ 7,813	$ (100)	$ 1,235	$ (146)	$ 9,048	$ (246)

	December 31, 2024					
	Less than 12 months		Greater than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Short-term debt securities:						
U.S. agency securities	$ 18,954	$ (1)	$ —	$ —	$ 18,954	$ (1)
Corporate bonds	50,905	(93)	1,995	(3)	52,900	(96)
U.S. government securities	—	—	3,994	(4)	3,994	(4)
Total	$ 69,859	$ (94)	$ 5,989	$ (7)	$ 75,848	$ (101)
Long-term debt securities:						
U.S. agency securities	$ 9,990	$ (10)	$ —	$ —	$ 9,990	$ (10)
Corporate bonds	80,550	(384)	—	—	80,550	(384)
Municipal securities	2,848	(128)	363	(123)	3,211	(251)
U.S. government securities	58,681	(124)	—	—	58,681	(124)
Total	$ 152,069	$ (646)	$ 363	$ (123)	$ 152,432	$ (769)

The Company does not intend to sell nor anticipate that it will be required to sell these securities before recovery of the amortized cost basis. Unrealized losses on available-for-sale debt securities were determined not to be related to credit related losses, therefore, an allowance for credit losses is not required.

The contractual maturities of the Company's short-term and long-term investments as of December 31, 2025 were as follows (in thousands):

	Amortized Cost		Fair Value	
Due in one year or less	$	516,890	$	517,777
Due after one year to five years		181,313		181,936
Due after five years		7,167		6,951
Total	$	705,370	$	706,664

NOTE 4 - CUSTOMER FUNDS

The following table presents the assets underlying customer funds (in thousands):

	December 31, 2025		December 31, 2024	
Cash	$	3,663,727	$	3,195,253
Cash equivalents:				
Money market funds		—		4,645
Reverse repurchase agreement [i]		1,108,097		982,974
Total customer funds	$	4,771,824	$	4,182,872

[i] The Company has accounted for the reverse repurchase agreement with a third party as an overnight lending arrangement, collateralized by the securities subject to the repurchase agreement. The Company classifies the amounts due from the counterparty as cash equivalents due to their short term nature.

The amortized cost of investments classified as cash equivalents approximated the fair value due to the short-term nature of the investments.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents, customer funds, short-term and long-term marketable debt securities, marketable equity investments, and bitcoin investment at fair value. The Company classifies these investments within Level 1 or Level 2 of the fair value hierarchy because the Company values these investments using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's assets and liabilities that are measured at fair value on a recurring basis were classified as follows (in thousands):

	December 31, 2025			December 31, 2024		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash equivalents:						
Money market funds	$ 608,807	$ —	$ —	$ 857,196	$ —	$ —
U.S. government securities	4,963	—	—	26,951	—	—
Commercial paper	—	64,805	—	—	509	—
Corporate bonds	—	276	—	—	—	—
Restricted Cash:						
Money market funds	293,514	—	—	319,800	—	—
Customer funds:						
Money market funds	—	—	—	4,645	—	—
Reverse repurchase agreement	1,108,097	—	—	982,974	—	—
Short-term debt securities:						
U.S. government securities	344,627	—	—	206,785	—	—
Corporate bonds	—	59,119	—	—	160,390	—
U.S. agency securities	—	19,035	—	—	34,468	—
Commercial paper	—	92,655	—	—	333	—
Municipal securities	—	130	—	—	399	—
Certificates of deposit	—	2,211	—	—	1,051	—
Long-term debt securities:						
U.S. government securities	100,467	—	—	223,258	—	—
Corporate bonds	—	81,469	—	—	195,344	—
U.S. agency securities	—	—	—	—	49,030	—
Municipal securities	—	6,951	—	—	4,345	—
Other:						
Bitcoin investment	777,515	—	—	792,282	—	—
Investment in marketable equity securities	5,225	—	—	5,407	—	—
Total	$3,243,215	$ 326,651	$ —	$3,419,298	$ 445,869	$ —

The carrying amounts of certain financial instruments, including settlements receivable, consumer receivables, accounts payable, customers payable, accrued expenses, and settlements payable, approximate their fair values due to their short-term nature. The carrying amounts of the Company's warehouse funding facilities approximate their fair values.

The Company estimates the fair value of its convertible and senior notes based on their last actively traded prices (Level 1) or market observable inputs (Level 2). The estimated fair value and carrying value of the convertible and senior notes were as follows (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
2026 Senior Notes	$ 998,827	$ 993,144	$ 996,017	$ 960,589
2030 Senior Notes	1,185,533	1,209,528	—	—
2031 Senior Notes	992,372	932,095	990,971	873,868
2032 Senior Notes	1,977,734	2,057,081	1,975,026	1,999,220
2033 Senior Notes	987,581	1,013,732	—	—
2025 Convertible Notes	—	—	999,497	991,941
2026 Convertible Notes	574,432	566,103	572,723	533,154
2027 Convertible Notes	572,539	530,171	571,202	497,517
Total	$ 7,289,018	$ 7,301,854	$ 6,105,436	$ 5,856,289

The estimated fair value and carrying value of loans held for sale and loans held for investment were as follows (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value (Level 3)	Carrying Value	Fair Value (Level 3)
Loans held for sale	$ 782,966	$ 812,658	$ 1,111,107	$ 1,112,746
Loans held for investment	3,382,957	3,445,631	365,062	382,542
Total	$ 4,165,923	$ 4,258,289	$ 1,476,169	$ 1,495,288

For the years ended December 31, 2025, 2024, and 2023, the Company recorded incremental charges for the excess of amortized cost over the fair value of the loans of $263.0 million, $290.2 million, and $111.2 million, respectively. To determine the fair value of the loans held for sale, the Company utilizes discounted cash flow valuation modeling, taking into account the probability of default and estimated timing and amounts of periodic repayments. In estimating the expected timing and amounts of the future periodic repayments for the loans outstanding, the Company considered other relevant market data in developing such estimates and assumptions. As of December 31, 2025, there were no material changes to the Company's estimates of fair value, and the Company will continue to evaluate facts and circumstances that could impact its estimates and affect its results of operations in future periods.

If applicable, the Company will recognize transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurs. During the years ended December 31, 2025, 2024, and 2023, the Company did not have any transfers in or out of Level 1, Level 2, or Level 3 assets or liabilities.

NOTE 6 - CONSUMER RECEIVABLES, NET

Consumer receivables represent amounts due from consumers for outstanding installment payments on orders processed using the Company's BNPL products. Further discussed in Note 1, *Description of Business and Summary of Significant Accounting Policies*, consumer receivables are classified as held for investment. These receivables are typically interest free and are generally due within 14 to 56 days.

The Company closely monitors credit quality for consumer receivables to manage and evaluate its related exposure to credit risk. The criteria the Company monitors when assessing the credit quality and risk of its consumer receivables portfolio is primarily based on internal risk assessments, as they provide insight into customer risk profiles and are useful as indicators of potential future credit losses. Consumer receivables are internally rated as "Pass" or "Classified." Pass rated consumer receivables generally consist of consumer receivables that are current or up to 60 days past due. Classified rated consumer receivables are generally comprised of consumer receivables that are greater than 60 days past due and have a higher risk of default. Internal risk ratings are reviewed and, generally, updated at least once a year. As of December 31, 2025, the amortized cost of Pass rated consumer receivables was $2.8 billion and the amount of Classified consumer receivables was $131.0 million.

The following table presents an aging analysis of the amortized cost of consumer receivables by delinquency status (in thousands):

	December 31, 2025	December 31, 2024
Non-delinquent loans	$ 2,416,017	$ 2,227,348
1 - 60 days past due	363,165	369,173
61 - 90 days past due	29,984	29,334
90+ days past due	101,021	80,817
Total amortized cost	$ 2,910,187	$ 2,706,672

The amount listed as 1 - 60 days past due in the above table includes $245.4 million and $266.7 million of cash in transit as of December 31, 2025 and December 31, 2024, respectively, which reflects ongoing repayments from consumers that have been sent from consumers' bank accounts but have not yet been received at the Company's bank account as of the date of the financial statements.

Consumer receivables are charged off when they are over 180 days past due as the Company has no reasonable expectation of recovery. When consumer receivables are charged off, the Company recognizes the charge against the allowance for credit losses. While the Company expects collections at that point to be unlikely, the Company may recover amounts from the respective consumers. Any subsequent recoveries following charge-off are credited to transaction, loan, and consumer receivable losses on the consolidated statements of operations in the period they were recovered. The amount of recoveries for the year ended December 31, 2025 and December 31, 2024 were immaterial.

The following table summarizes activity in the consumer receivable allowance for credit losses (in thousands):

	Year Ended December 31,	
	2025	2024
Allowance for credit losses, beginning of the period	$ 201,793	$ 185,275
Provision for credit losses	333,845	293,921
Charge-offs and other adjustments	(302,626)	(271,727)
Foreign exchange effect	6,853	(5,676)
Allowance for credit losses, end of the period	$ 239,865	$ 201,793

NOTE 7 - CUSTOMER LOANS

Customer loans primarily consist of Square Loans, Cash App Borrow, and Afterpay Post-Purchase products. Square Loans are originated by the Company's wholly-owned subsidiary, Square Financial Services, to qualified Square sellers. The majority of Square Loans are sold to third-party investors with a portion retained on the Company's balance sheet. Cash App Borrow and Afterpay Post-Purchase are credit products for consumers that allow customers to access short-term loans for a fee. Historically, these loans were originated through a partnership with a third-party industrial bank, from whom the Company purchased the loans obtaining all rights, title, and interest, and were classified as held for sale on the Company's balance sheet. Beginning in the second quarter of 2025, the Company also began originating Cash App Borrow and Afterpay Post-Purchase loans through Square Financial Services, which are retained on the Company's balance sheet and classified as held for investment. Beginning July 1, 2025, Cash App Borrow loans, Afterpay Post-Purchase loans, and certain other customer loan products purchased from the partnership with the third party, along with all customer loan products originated through Square Financial Services, are retained on the Company's balance sheet and classified as held for investment.

The Company classifies customer loans as held for investment when the Company has both the intent and ability to hold them for the foreseeable future, until maturity, or until payoff. Customer loans are classified as held for sale when there is an available market for such loans and it is the Company's intent to sell all of its rights, title, and interest in these loans to third-party investors. The Company's intent and ability in the future may change based on changes in the business strategies, the economic environment, and market conditions.

The Company categorizes loans held for investment and loans held for sale by the intended customer of the loan product. Commercial loans primarily include Square Loans; Consumer loans include Cash App Borrow, Afterpay Post-Purchase and Pay Monthly loans; and Other loans include those outside of consumer and commercial loans such as Square credit card.

Loans Held for Investment

Loans held for investment are recorded at amortized cost, less an allowance for potential uncollectible amounts. Amortized cost basis represents principal amounts outstanding, net of unearned income, unamortized deferred fees and costs on originated loans, premiums or discounts on purchased loans, and charge-offs. When loans are charged off, the related accrued interest receivable is recognized as a credit loss expense. The following table presents the Company's loans held for investment by category (in thousands):

	Year Ended December 31, 2025			
	Consumer	Commercial	Other	Total
Amortized cost basis	$ 3,182,624	$ 481,757	$ 101,437	$ 3,765,818
Allowance for credit losses	(340,117)	(33,602)	(9,142)	(382,861)
Total loans held for investment, net of allowance	$ 2,842,507	$ 448,155	$ 92,295	$ 3,382,957

The following table presents the Company's loans held for investment allowance for credit losses by category (in thousands):

	Year Ended December 31, 2025			
	Consumer	Commercial	Other	Total
Beginning balance of the allowance for credit losses	$ —	$ 23,143	$ —	$ 23,143
Current period provisions for expected credit losses	515,326	36,580	9,446	561,352
Write-offs charged against the allowance	(182,497)	(33,625)	(333)	(216,455)
Recoveries of amounts previously written off	7,288	7,504	29	14,821
Ending balance of the allowance for credit losses	$ 340,117	$ 33,602	$ 9,142	$ 382,861

As of December 31, 2024, the Company held $365.1 million of Commercial loans held for investment, net of allowance of $23.1 million. The amount of charge-offs recorded and amount of recoveries for the year ended December 31, 2024 were immaterial.

The Company considers Square Loans that are greater than 60 days past due to be delinquent, and Square Loans 90 days or more past due to be nonperforming. Square Loans that are 120 days or more past due are generally considered to be uncollectible and are written off. When a Square Loan is identified as nonperforming, recognition of income is discontinued. Square Loans are restored to performing status after total overdue unpaid amounts are repaid and the Company has reasonable assurance that performance under the terms of the loan will continue. Cash App Borrow and Afterpay Post-Purchase loans that are 1 day or greater past due are considered delinquent, and those that are 90 days or more past due are generally considered to be uncollectible and written off. As of December 31, 2025 and December 31, 2024, the amount of loans that were identified as nonperforming loans was immaterial.

The Company closely monitors economic conditions and loan performance trends to assess and manage its exposure to credit risk. The criteria the Company monitors when assessing the credit quality and risk of its loan portfolio is primarily based on internal risk ratings, as they provide insight into borrower risk profiles and are useful as indicators of potential future credit losses. Loans are internally rated as "Pass" or "Classified". Pass rated Square Loans generally consist of loans that are current or up to 60 days past due. Classified Square Loans generally comprise of loans that are greater than 60 days past due and have a higher risk of default. Pass rated Cash App Borrow and Afterpay Post-Purchase loans generally consist of loans that are current. Classified rated Cash App Borrow and Afterpay Post-Purchase loans are comprised of loans that are 1 day or greater past due, due to their short-term nature and repayment period, and have a higher risk of default. Internal risk ratings are reviewed and, generally, updated at least annually. As of December 31, 2025 and 2024, the amortized cost of Pass rated loans was $3.4 billion and $385.2 million, respectively. As of December 31, 2025, the amortized cost of Classified rated loans was $381.0 million. The amount of Classified rated loans was immaterial as of December 31, 2024.

Loans Held For Sale

The following table presents the Company's loans held for sale by category (in thousands):

	December 31, 2025	December 31, 2024
Commercial	$ 708,512	$ 404,844
Consumer	40,735	652,489
Other	33,719	53,774
Total	$ 782,966	$ 1,111,107

Loans held for sale are recorded at the lower of amortized cost or fair value. Square Loans that are 120 days or more past due, and Cash App Borrow and Afterpay Post-Purchase loans that are 90 days or more past due, are generally considered to be uncollectible and are written off. Past due status is based on the contractual terms of the loans.

For the years ended December 31, 2025 and 2024, $4.5 billion and $4.2 billion of Square Loans were sold to third-party investors, respectively, and the Company recognized net gains on the sales of loans of $255.8 million and $236.8 million for the same periods. The net gains on sales of loans are recognized in net income through "Financial solutions revenue" in the Company's consolidated statements of operations.

NOTE 8 - PROPERTY AND EQUIPMENT, NET

The following table details property and equipment, less accumulated depreciation and amortization (in thousands):

	December 31, 2025	December 31, 2024
Capitalized software	$ 453,569	$ 362,418
Computer equipment	245,740	254,742
Leasehold improvements	131,681	126,221
Office furniture and equipment	30,265	27,706
Total	861,255	771,087
Less: Accumulated depreciation and amortization	(537,880)	(456,655)
Property and equipment, net	$ 323,375	$ 314,432

Depreciation and amortization expense on property and equipment was $177.0 million, $153.1 million, and $172.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

NOTE 9 - GOODWILL

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired.

The change in the carrying value of goodwill was as follows (in thousands):

Balance at December 31, 2023	$ 11,919,720
Foreign currency translation adjustments	(428,790)
Impairment charge	(73,508)
Balance at December 31, 2024	$ 11,417,422
Foreign currency translation adjustments	431,596
Balance at December 31, 2025	$ 11,849,018

As discussed further in Note 20, *Segment and Geographical Information*, the Company has two reportable segments, Square and Cash App. For purposes of completing its goodwill impairment tests, the Company performs either a qualitative or a quantitative analysis on a reporting unit basis. In the fourth quarter of 2024, the Company performed quantitative goodwill impairment testing of its reporting units and recognized impairment charges of $73.5 million, related to the TIDAL reporting unit. The impairment charges were as a result of changes in TIDAL's strategic focus, including terminations of certain revenue arrangements and investment into new product areas. These charges are included within general and administrative expenses in the Company's consolidated statements of operations. The fair value of the TIDAL reporting unit was estimated by evaluating the cost approach, based on the value of the reporting unit's net assets, and the income approach, which was based upon the present value of estimated future cash flows. The Company performed its annual goodwill impairment assessment as of December 31, 2025 and concluded no goodwill impairment should be recognized.

The change in the carrying value of goodwill allocated to the reportable segments was as follows (in thousands):

	Cash App	Square	Corporate and Other	Total
Balance at December 31, 2023	$ 6,651,128	$ 5,195,099	$ 73,493	$ 11,919,720
Foreign currency translation adjustments	(236,041)	(192,764)	15	(428,790)
Impairment charge	—	—	(73,508)	(73,508)
Balance at December 31, 2024	$ 6,415,087	$ 5,002,335	$ —	$ 11,417,422
Foreign currency translation adjustments	237,784	193,812	—	431,596
Balance at December 31, 2025	$ 6,652,871	$ 5,196,147	$ —	$ 11,849,018

NOTE 10 - ACQUIRED INTANGIBLE ASSETS

The following table details acquired intangible assets (in thousands):

| | **Balance at December 31, 2025** | | | |
	Weighted Average Estimated Useful Life	**Cost**	**Accumulated Amortization**	**Net**
Technology assets	5 years	$ 359,008	$ (297,960)	$ 61,048
Customer assets	15 years	1,401,701	(391,100)	1,010,601
Trade names and other	9 years	389,137	(179,116)	210,021
Total		$ 2,149,846	$ (868,176)	$ 1,281,670

| | **Balance at December 31, 2024** | | | |
	Weighted Average Estimated Useful Life	**Cost**	**Accumulated Amortization**	**Net**
Technology assets	5 years	$ 353,791	$ (241,110)	$ 112,681
Customer assets	15 years	1,401,102	(332,153)	1,068,949
Trade names and other	9 years	389,137	(137,700)	251,437
Total		$ 2,144,030	$ (710,963)	$ 1,433,067

All intangible assets are amortized over their estimated useful lives.

The change in the carrying value of intangible assets was as follows (in thousands):

| | **Year Ended December 31,** | | |
	2025	**2024**	**2023**
Acquired intangible assets, net, beginning of the period	$ 1,433,067	$ 1,761,521	$ 2,014,034
Acquisitions	5,217	7,536	6,300
Amortization expense	(192,579)	(223,072)	(246,873)
Foreign currency translation and other adjustments	35,965	(112,918)	(11,940)
Acquired intangible assets, net, end of the period	$ 1,281,670	$ 1,433,067	$ 1,761,521

The estimated future amortization expense of intangible assets as of December 31, 2025 is as follows (in thousands):

2026	$ 184,557
2027	140,993
2028	137,205
2029	136,575
2030	133,175
Thereafter	549,165
Total	$ 1,281,670

NOTE 11 - OTHER CONSOLIDATED BALANCE SHEET COMPONENTS (CURRENT)

Other Current Assets

The following table presents the detail of other current assets (in thousands):

	December 31, 2025	December 31, 2024
Restricted cash [i]	$ 1,071,574	$ 902,478
Loans held for sale [ii]	782,966	1,111,107
Processing costs receivable	448,406	478,767
Prepaid expenses	288,707	129,343
Accounts receivable, net	238,207	148,898
Inventory, net	158,319	104,990
Short term deposits	110,236	87,968
Other	491,510	324,198
Total	$ 3,589,925	$ 3,287,749

[i] Includes a portion invested in money market funds. Refer to Note 5, *Fair Value Measurements* for further details.

[ii] Refer to Note 7, *Customer Loans* for further details.

The following table presents the detail of inventory, net (in thousands):

	December 31, 2025	December 31, 2024
Raw materials	$ 16,054	$ 16,168
Work in process	46,791	3,784
Finished goods	95,474	85,038
Total inventory, net	$ 158,319	$ 104,990

Accrued Expenses and Other Current Liabilities

The following table presents the detail of accrued expenses and other current liabilities (in thousands):

	December 31, 2025	December 31, 2024
Accrued expenses	$ 669,052	$ 725,339
Customer deposits	297,432	241,884
Accounts payable	114,572	117,963
Operating lease liabilities, current	55,349	52,880
Accrued royalties	51,596	57,605
Accrued transaction losses [i]	49,250	58,580
Other	301,642	270,898
Total	$ 1,538,893	$ 1,525,149

[i] The Company is exposed to potential credit losses related to transactions processed by sellers that are subsequently subject to chargebacks when the Company is unable to collect from the sellers primarily due to insolvency. Generally, the Company estimates the potential loss rates based on historical experience that is continuously adjusted for new information and incorporates, where applicable, reasonable and supportable forecasts about future expectations.

The following table summarizes the activities of the Company's reserve for transaction losses (in thousands):

	Year Ended December 31,	
	2025	2024
Accrued transaction losses, beginning of the period	$ 58,580	$ 54,042
Provision for transaction losses	114,173	111,163
Charge-offs to accrued transaction losses	(123,503)	(106,625)
Accrued transaction losses, end of the period	$ 49,250	$ 58,580

In addition to amounts reflected in the table above, the Company recognized additional provision for transaction losses that was realized and written-off within the same period. Such losses are primarily related to Cash App transactions, such as peer-to-peer transactions and negative balances, that are uncertain in nature. The Company recorded $265.8 million and $274.8 million for the years ended December 31, 2025 and 2024, respectively, for such losses. Losses from peer-to-peer activity are classified within sales and marketing expenses, while all other transaction losses, including negative balances, are presented within transaction, loan, and consumer receivable losses on the consolidated statements of operations.

NOTE 12 - OTHER CONSOLIDATED BALANCE SHEET COMPONENTS (NON-CURRENT)

Other Non-Current Assets

The following table presents the detail of other non-current assets (in thousands):

	December 31, 2025	December 31, 2024
Investment in non-marketable equity securities [(i)]	$ 423,198	$ 245,557
Restricted cash	73,786	69,915
Other	257,853	131,794
Total	$ 754,837	$ 447,266

[(i)] Investment in non-marketable equity securities represents the Company's investments in equity of non-public entities. These investments are measured using the measurement alternative and are therefore carried at cost, less impairment, adjusted for observable price changes from orderly transactions for identical or similar investments of the same issuer. During the year ended December 31, 2025, one of the Company's investments closed on an additional financing round, which the Company assessed as an observable price change in an orderly transaction. The Company recorded a $171.6 million upward adjustment to the carrying value of this investment, resulting in a carrying value of $329.8 million as of December 31, 2025. Adjustments are recorded within other expense (income), net on the consolidated statements of operations.

The adjustments to the carrying value of the Company's non-marketable equity securities measured using the measurement alternative were as follows (in thousands):

	December 31, 2025	December 31, 2024
Carrying amount, beginning of period	$ 245,557	$ 205,268
Net additions	6,001	4,500
Gross unrealized gains	171,640	70,702
Gross unrealized losses and impairments	—	(34,913)
Carrying amount, end of period	$ 423,198	$ 245,557

The following table summarizes the cumulative net unrealized upward and downward adjustments related to the Company's non-marketable equity securities measured using the measurement alternative (in thousands):

	December 31, 2025	December 31, 2024
Upward adjustments	$ 326,970	$ 155,329
Downward adjustments (including impairment)	$ (2,061)	$ (2,061)

NOTE 13 - BITCOIN

A) Company Owned Bitcoin

Bitcoin investment

The Company's bitcoin investment is initially recorded at cost, inclusive of transaction costs, and remeasured at fair value at the end of each reporting period. As of December 31, 2025 and 2024, the Company held approximately 8,883 and 8,485 bitcoins for investment purposes with a cost basis of $292.6 million and $251.5 million, respectively.

The following table summarizes the changes in the Company's bitcoin investment (in thousands, except number of bitcoin):

	Amount of bitcoin	Value
Balance at December 31, 2023	8,038	$ 339,898
Additions [i]	447	31,466
Remeasurement gain	—	420,918
Balance at December 31, 2024	8,485	$ 792,282
Additions [i]	398	41,133
Remeasurement loss	—	(55,900)
Balance at December 31, 2025	8,883	$ 777,515

[i] Additions primarily represent the Company's purchases of bitcoin for investment purposes.

Bitcoin for operating purposes

The Company holds a small amount of bitcoin for operating purposes, at any time, to facilitate the purchases and sales of bitcoin on behalf of Cash App customers. The bitcoin for operating purposes is reflected on the consolidated balance sheets within "Other current assets". As of December 31, 2025 and 2024, the Company held approximately 238 and 158 bitcoins for operating purposes with a fair value of $20.0 million and $15.3 million, respectively.

Given the Company holds a small amount of bitcoin for operating purposes and such bitcoin is held for only a short period, typically less than a day, any remeasurement gains or losses on the Company's bitcoin for operating purposes were immaterial.

B) Bitcoin Held for Other Parties

The Company allows its Cash App customers to store their bitcoin in the Company's digital wallets free of charge. The Company also holds an immaterial amount of bitcoin from select trading partners to facilitate bitcoin transactions for customers on Cash App. Other than bitcoin, the Company does not hold or store any other types of crypto-assets for customers or trading partners. The Company holds the cryptographic key information and maintains the internal recordkeeping of the bitcoin held for other parties. The Company's contractual arrangements state that its customers and trading partners retain legal ownership of the bitcoin; have the right to sell, pledge, or transfer the bitcoin; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any bitcoin price fluctuations. The customer also bears the risk of loss as a result of fraud or theft, unless the loss was caused by the Company's gross negligence or the Company's willful misconduct. The Company does not use any of the bitcoin custodied for customers or trading partners as collateral for any of the Company's loans or other financing arrangements; nor does it lend or pledge bitcoin held for others to any third parties. The Company occasionally engages third-party custodians to store and safeguard bitcoin on the Company's behalf. The Company has concluded, under ASC 450-20, *Loss Contingencies,* that it does not have a probable loss that would require it to recognize a custodial obligation as of December 31, 2025.

NOTE 14 - INDEBTEDNESS

A) Notes

The 2025 Convertible Notes, 2026 Convertible Notes, and 2027 Convertible Notes (collectively, the "Convertible Notes"), together with the 2026 Senior Notes, 2030 Senior Notes, 2031 Senior Notes, 2032 Senior Notes, and 2033 Senior Notes (collectively, the "Senior Notes") are collectively referred to as the "Notes".

The following tables summarize the Company's Notes as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025		
	Principal Outstanding	Unamortized Debt Issuance Costs	Net Carrying Value
2026 Senior Notes [i]	$ 1,000,000	$ (1,173)	$ 998,827
2030 Senior Notes	1,200,000	(14,467)	1,185,533
2031 Senior Notes	1,000,000	(7,628)	992,372
2032 Senior Notes	2,000,000	(22,266)	1,977,734
2033 Senior Notes	1,000,000	(12,419)	987,581
2026 Convertible Notes [i]	575,000	(568)	574,432
2027 Convertible Notes	575,000	(2,461)	572,539
Total	$ 7,350,000	$ (60,982)	$ 7,289,018

126

| | December 31, 2024 | | |
	Principal Outstanding	Unamortized Debt Issuance Costs	Net Carrying Value
2026 Senior Notes	$ 1,000,000	$ (3,983)	$ 996,017
2031 Senior Notes	1,000,000	(9,029)	990,971
2032 Senior Notes	2,000,000	(24,974)	1,975,026
2025 Convertible Notes [i]	1,000,000	(503)	999,497
2026 Convertible Notes	575,000	(2,277)	572,723
2027 Convertible Notes	575,000	(3,798)	571,202
Total	$ 6,150,000	$ (44,564)	$ 6,105,436

[i] Net carrying value disclosed as current portion of long-term debt within total current liabilities on the consolidated balance sheet.

The Company recognized interest expense on the Notes as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Contractual interest expense	$ 241,003	$ 148,425	$ 65,566
Amortization of debt issuance costs	11,927	11,964	10,538
Total	$ 252,930	$ 160,389	$ 76,104

Senior Unsecured Notes due in 2026 and 2031

On May 20, 2021, the Company issued $2.0 billion in aggregate principal amount of senior unsecured notes comprised of $1.0 billion in aggregate principal amount of senior unsecured notes due 2026 ("2026 Senior Notes") and $1.0 billion in aggregate principal amount of senior unsecured notes due 2031 ("2031 Senior Notes"). The 2026 Senior Notes mature on June 1, 2026, unless earlier redeemed or repurchased, and bear interest at a rate of 2.75% payable semi-annually on June 1 and December 1 of each year. The 2031 Senior Notes mature on June 1, 2031, unless earlier redeemed or repurchased, and bear interest at a rate of 3.50% payable semi-annually on June 1 and December 1 of each year. The 2026 Senior Notes and 2031 Senior Notes are subject to optional redemption provisions. At any time prior to May 1, 2026, in the case of the 2026 Senior Notes, and March 1, 2031, in the case of the 2031 Senior Notes, the Company may redeem the applicable series in whole or part at a price equal to 100% of the principal amount of the notes to be redeemed plus an applicable premium and accrued and unpaid interest, if any, to but excluding the redemption date. The applicable premium for any note is the greater of: (i) 1.0% of the principal amount of such note, and (ii) the excess, if any, of (a) the present value at the redemption date of all scheduled payments of interest plus principal on such note (excluding accrued but unpaid interest, if any, to, but excluding, the redemption date) computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points, over (b) the principal amount of such note. At any time on or after May 1, 2026, in the case of the 2026 Senior Notes, and March 1, 2031, in the case of the 2031 Senior Notes, the Company may redeem the notes of the applicable series in whole or part at a price of 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date. If the Company experiences a change of control triggering event (as defined in the applicable indenture), the Company must offer to repurchase the 2026 Senior Notes or 2031 Senior Notes, as applicable, at a repurchase price equal to 101% of the principal amount of the applicable notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. In the event of default, the trustee or holders of at least 25% in aggregate principal amount of the applicable series of outstanding Senior Notes under the applicable indenture may declare all of the notes of the applicable series to be due and immediately payable. If the event of default is the result of specified events of bankruptcy, insolvency or reorganization, all of the notes of the applicable series will become due without any declaration or action by the trustee or holders. If there is a default in the payment of interest, the Company shall pay the defaulted interest plus, to the extent lawful, interest payable on the defaulted interest at the rate provided in the applicable indenture.

Debt issuance costs related to the 2026 Senior Notes and 2031 Senior Notes were comprised of discounts and commissions payable to the initial purchasers of $22.5 million and third-party offering costs of $5.7 million. Issuance costs are amortized to interest expense using the effective interest method at an effective interest rate of 3.06% and 3.69% for each of the respective terms of the 2026 Senior Notes and 2031 Senior Notes, respectively.

Senior Unsecured Notes due in 2030 and 2033

On August 18, 2025, the Company issued $2.2 billion in aggregate principal amount of senior unsecured notes, comprised of $1.2 billion in aggregate principal amount of senior notes due 2030 ("2030 Senior Notes") and $1.0 billion in aggregate principal amount of senior notes due 2033 ("2033 Senior Notes"). The 2030 Senior Notes mature on August 15, 2030, unless earlier redeemed or repurchased, and bear interest at a rate of 5.625% payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2026. The 2033 Senior Notes mature on August 15, 2033, unless earlier redeemed or repurchased, and bear interest at a rate of 6.000% payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2026. At any time prior to August 15, 2027, in the case of the 2030 Senior Notes, and at any time prior to August 15, 2028, in the case of the 2033 Senior Notes, the Company may redeem the applicable series, in whole or part, at a price equal to 100% of the principal amount of the notes to be redeemed plus an applicable premium and accrued and unpaid interest, if any, to but excluding the redemption date. The applicable premium for the 2030 Senior Notes and the 2033 Senior Notes, respectively, is the greater of (1) 1.0% of the principal amount of such series of notes, and (2) the excess, if any, of (a) the sum of the present values at the redemption date of (i) the applicable redemption price of such note that would apply if such note were redeemed on August 15, 2027, in the case of the 2030 Senior Notes, and August 15, 2028, in the case of the 2033 Senior Notes, plus (ii) the remaining scheduled payments of interest due on such note to, and including, August 15, 2027, in the case of the 2030 Senior Notes, and August 15, 2028, in the case of the 2033 Senior Notes, (excluding accrued but unpaid interest to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the applicable indenture) plus 50 basis points, over (b) the principal amount of such note to be redeemed. On and after August 15, 2027, in the case of the 2030 Senior Notes, and August 15, 2028, in the case of the 2033 Senior Notes, the Company may redeem the notes of the applicable series at specified prices as set forth in the applicable indenture plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company experiences a change of control triggering event (as defined in the applicable indenture), the Company must offer to repurchase the 2030 Senior Notes or 2033 Senior Notes, as applicable, at a repurchase price equal to 101% of the principal amount of the applicable notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

The indentures governing the 2030 Senior Notes and 2033 Senior Notes each contain covenants that, among other things, restrict the ability of the Company and/or its domestic restricted subsidiaries to create certain liens and certain indebtedness, enter into sale and leaseback transactions, or to transfer all or substantially all of the Company and its subsidiaries assets to another person. These covenants are subject to a number of other limitations and exceptions, each as set forth in the applicable indenture governing the 2030 Senior Notes and 2033 Senior Notes.

The indentures governing the 2030 Senior Notes and 2033 Senior Notes, as applicable, each provide for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving the Company and its significant subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency involving the Company, all outstanding notes of the applicable series will become due and payable immediately without further action or notice. If any other event of default under the indenture governing the applicable notes occurs or is continuing, the trustee or holders of at least 25% in aggregate principal amount of the outstanding applicable notes may declare all the applicable notes to be due and payable immediately.

Aggregate debt issuance costs related to the 2030 Senior Notes and 2033 Senior Notes were comprised of commissions payable to the initial purchasers of $22.0 million and third-party offering costs of $6.3 million. Issuance costs are amortized to interest expense using the effective interest method at effective interest rates of 5.9% and 6.2% for the terms of the 2030 Senior Notes and 2033 Senior Notes, respectively.

Senior Unsecured Notes due 2032

On May 9, 2024, the Company issued $2.0 billion in aggregate principal amount of senior unsecured notes due 2032 ("2032 Senior Notes"). The 2032 Senior Notes mature on May 15, 2032, unless earlier redeemed or repurchased, and bear interest at a rate of 6.50% payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2024. At any time prior to May 15, 2027, the Company may redeem the 2032 Senior Notes, in whole or part, at a price equal to 100% of the principal amount of the 2032 Senior Notes to be redeemed plus an applicable premium and accrued and unpaid interest, if any, to but excluding the redemption date. The applicable premium for the 2032 Senior Notes is the greater of (1) 1.0% of the principal amount of such note, and (2) the excess, if any, of (a) the sum of the present values at the redemption date of (i) the applicable redemption price of such note that would apply if such note were redeemed on May 15, 2027 plus (ii) the remaining scheduled payments of interest due on such note to, and including, May 15, 2027 (excluding accrued but unpaid interest to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the indenture governing the 2032 Senior Notes) plus 50 basis points, over (b) the principal amount of such note to be redeemed. On and after May 15, 2027, the Company may redeem the 2032 Senior Notes at specified prices as set forth in the indenture governing the 2032 Senior Notes plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company experiences a change of control triggering event (as defined in the indenture governing the 2032 Senior Notes), the Company must offer to repurchase the 2032 Senior Notes at a repurchase price equal to 101% of the principal amount of the applicable 2032 Senior Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. In the event of default, the trustee or holders of at least 25% in aggregate principal amount of the outstanding 2032 Senior Notes under the indenture governing the 2032 Senior Notes may declare all of the notes of the 2032 Senior Notes to be due and immediately payable. If the event of default is the result of specified events of bankruptcy, insolvency or reorganization, all of the 2032 Senior Notes will become due without any declaration or action by the trustee or holders. If there is a default in the payment of interest, the Company shall pay the defaulted interest plus, to the extent lawful, interest payable on the defaulted interest at the rate provided in the indenture governing the 2032 Senior Notes.

The indenture governing the 2032 Senior Notes contains covenants that, among other things, restrict the ability of the Company and/or its domestic restricted subsidiaries to create certain liens and certain indebtedness, enter into sale and leaseback transactions, or to transfer all or substantially all of the Company and its subsidiaries assets to another person. These covenants are subject to a number of other limitations and exceptions set forth in the indenture governing the 2032 Senior Notes.

The indenture governing the 2032 Senior Notes provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving the Company and its significant subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency involving the Company, all outstanding 2032 Senior Notes will become due and payable immediately without further action or notice. If any other event of default under the indenture governing the 2032 Senior Notes occurs or is continuing, the trustee or holders of at least 25% in aggregate principal amount of the outstanding 2032 Senior Notes may declare all the 2032 Senior Notes to be due and payable immediately.

Debt issuance costs related to the 2032 Senior Notes were comprised of commissions payable to the initial purchasers of $21.0 million and third-party offering costs of $5.6 million. Issuance costs are amortized to interest expense using the effective interest method at an effective interest rate of 6.7% for the term of the 2032 Senior Notes.

Convertible Notes due in 2025

On March 5, 2020, the Company issued $1.0 billion in aggregate principal amount of convertible senior notes ("2025 Convertible Notes"). As of the maturity date on March 1, 2025, certain holders of the 2025 Convertible Notes had converted an immaterial aggregate principal amount of their 2025 Convertible Notes, which were settled through the issuance of an immaterial amount of shares of the Company's Class A common stock. The Company paid a total of $1.0 billion in cash to settle the remaining unconverted principal balance, and interest, as of March 1, 2025.

Convertible Notes due in 2026 and 2027

On November 13, 2020, the Company issued $1.2 billion in aggregate principal amount of convertible senior notes comprised of $575.0 million in aggregate principal amount of convertible senior notes due 2026 ("2026 Convertible Notes") and $575.0 million in aggregate principal amount of convertible senior notes due 2027 ("2027 Convertible Notes"). The 2026 Convertible Notes mature on May 1, 2026, unless earlier converted or repurchased, and bear a zero rate of interest. The 2027 Convertible Notes mature on November 1, 2027, unless earlier converted or repurchased, and bear interest at a rate of 0.25% payable semi-annually on May 1 and November 1 of each year. Both the 2026 Convertible Notes and 2027 Convertible Notes are convertible at an initial conversion rate of 3.3430 shares of the Company's Class A common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $299.13 per share of Class A common stock. Holders may convert their relevant series of notes at any time prior to the close of business on the business day immediately preceding February 1, 2026 and August 1, 2027 for the 2026 Convertible Notes and 2027 Convertible Notes, respectively, only under the following circumstances: (i) during any calendar quarter, commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company's Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price (as defined in the indenture governing the 2026 Convertible Notes and 2027 Convertible Notes) per $1,000 principal amount of 2026 Convertible Notes and 2027 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the conversion rate on each such trading day; (iii) if the Company calls any or all of the 2026 Convertible Notes and 2027 Convertible Notes for redemption, such relevant series of notes called for redemption may be converted at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or (iv) upon the occurrence of specified corporate events, including certain distributions, the occurrence of a fundamental change (as defined in the indenture governing the 2026 Convertible Notes and 2027 Convertible Notes) or a transaction resulting in the Company's Class A common stock converting into other securities or property or assets. In addition, upon occurrence of the specified corporate events prior to the maturity date, the Company would increase the conversion rate for a holder who elects to convert their relevant series of notes in connection with such an event in certain circumstances. On or after February 1, 2026 in the case of the 2026 Convertible Notes, and on or after August 1, 2027 in the case of the 2027 Convertible Notes, up until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder of the relevant series of notes may convert all or any portion of its 2026 Convertible Notes or 2027 Convertible Notes regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its Class A common stock, or a combination of cash and shares of its Class A common stock, at the Company's election. On or after November 5, 2023 for the 2026 Convertible Notes, and on or after November 5, 2024 for the 2027 Convertible Notes, the Company may redeem all or a portion of each series of convertible notes for cash at its option, if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price for the relevant series of notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Convertible Notes and 2027 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The circumstances to allow the holders to convert their 2026 Convertible Notes and 2027 Convertible Notes were not met during the year ended December 31, 2025. As of December 31, 2025, no principal had converted and the if-converted value did not exceed the outstanding principal amount of either the 2026 Convertible Notes or 2027 Convertible Notes.

Convertible Note Hedge and Warrant Transactions

In connection with the offering of the 2027 Convertible Notes, the Company entered into convertible note hedge transactions ("2027 Convertible Note Hedges") with certain financial institution counterparties ("2027 Note Hedge Counterparties") whereby the Company has the option to purchase a total of approximately 1.9 million shares of its Class A common stock at a price of approximately $299.13 per share. The total cost of the 2027 convertible note hedge transactions was $104.3 million. In addition, the Company sold warrants ("2027 Warrants") to the 2027 Note Hedge Counterparties whereby the 2027 Note Hedge Counterparties have the option to purchase a total of 1.9 million shares of the Company's Class A common stock at a price of approximately $414.18 per share for the 2027 Warrants. The Company received $68.0 million in cash proceeds from the sale of the 2027 Warrants. Taken together, the purchase of the 2027 Convertible Note Hedges and sale of the 2027 Warrants are intended to reduce dilution from the conversion of the 2027 Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted 2027 Convertible Notes, as the case may be, and to effectively increase the overall conversion price from approximately $299.13 per share to approximately $414.18 per share for the 2027 Warrants. As these instruments are considered indexed to the Company's own stock and are considered equity classified, the 2027 Convertible Note Hedges and 2027 Warrants are recorded in stockholders' equity, are not accounted for as derivatives, and are not remeasured each reporting period. The net costs incurred in connection with the 2027 Convertible Note Hedges and 2027 warrant transactions were recorded as a reduction to additional paid-in capital on the consolidated balance sheets.

In connection with the offering of the 2026 Convertible Notes, the Company entered into convertible note hedge transactions ("2026 Convertible Note Hedges") with certain financial institution counterparties ("2026 Note Hedge Counterparties") whereby the Company has the option to purchase a total of approximately 1.9 million shares of its Class A common stock at a price of approximately $299.13 per share. The total cost of the 2026 Convertible Note Hedges was $84.6 million. In addition, the Company sold warrants ("2026 Warrants") to the 2026 Note Hedge Counterparties whereby the 2026 Note Hedge Counterparties have the option to purchase a total of 1.9 million shares of the Company's Class A common stock at a price of approximately $368.16 per share for the 2026 Warrants. The Company received $64.6 million in cash proceeds from the sale of the 2026 Warrants. Taken together, the purchase of the 2026 Convertible Note Hedges and sale of the 2026 Warrants are intended to reduce dilution from the conversion of the 2026 Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted 2026 Convertible Notes, as the case may be, and to effectively increase the overall conversion price from approximately $299.13 per share to approximately $368.16 per share for the 2026 Warrants. As these instruments are considered indexed to the Company's own stock and are considered equity classified, the 2026 Convertible Note Hedges and 2026 Warrants are recorded in stockholders' equity, are not accounted for as derivatives, and are not remeasured each reporting period. The net costs incurred in connection with the 2026 Convertible Note Hedges and 2026 Warrants were recorded as a reduction to additional paid-in capital on the consolidated balance sheets.

In connection with the offering of the 2025 Convertible Notes, the Company entered into convertible note hedge transactions ("2025 Convertible Note Hedges"). As of December 31, 2025, the 2025 Convertible Note Hedges were completely settled and no longer outstanding and did not result in the receipt of common stock shares. In addition, the warrants entered into in connection with the issuance of the 2025 Convertible Notes expired evenly over a 60 trading day period starting on June 2, 2025 and ending on August 26, 2025. None of the warrants were exercised over the trading day period.

B) Revolving Credit Facility

In May 2020, the Company entered into a revolving credit agreement (as amended, the "Credit Agreement") with certain lenders, which provides for a $775.0 million senior unsecured revolving credit facility maturing on June 9, 2028. The Credit Agreement contains a financial covenant requiring the Company to maintain a minimum liquidity amount (consisting of the sum of Unrestricted Cash and Cash Equivalents plus Marketable Securities, each as defined in the Credit Agreement, plus undrawn available commitments under the Credit Agreement) of at least $250.0 million, tested on the last day of each fiscal quarter. The Company is obligated to pay customary fees for a credit facility of this size and type including a commitment fee of 0.10% to 0.20% per annum on the undrawn portion of the revolving loan commitments available under the Credit Agreement. As of December 31, 2025, no funds have been drawn and no letters of credit have been issued under the Credit Agreement. As of December 31, 2025, $775.0 million remained available for draw subject to compliance with our covenants. The Company incurred immaterial unused commitment fees during the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025, the Company was in compliance with all financial covenants under the Credit Agreement.

Loans under the Credit Agreement bear interest at the Company's option of (i) an annual rate based on the forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR") or (ii) a base rate. Loans based on Term SOFR shall bear interest at a rate equal to Term SOFR plus a margin of between 1.25% and 1.75%, depending on the Company's total net leverage ratio. Loans based on the base rate shall bear interest at a rate based on the highest of the prime rate, the federal funds rate plus 0.50%, and Term SOFR with a tenor of one-month plus 1.00%, in each case, plus a margin ranging from 0.25% to 0.75%, depending on the Company's total net leverage ratio. The Credit Agreement also contains customary affirmative and negative covenants typical for a financing of this type that, among other things, restricts the Company and certain of its subsidiaries' ability to incur additional indebtedness, create liens, merge or consolidate or make certain dispositions, pay dividends and make distributions, enter into restrictive agreements, enter into agreements with affiliates, and make certain investments and acquisitions.

On January 14, 2026, the Company amended and restated its Credit Agreement (the "Restated Credit Agreement") to, among other things, increase the size of the unsecured revolving loan facility to $900 million. The Restated Credit Agreement extends the maturity date to January 14, 2031, provided that if on the date that is 91 days prior to the maturity date of any of the Company's existing convertible notes or senior notes, the aggregate amount of liquidity (as defined in the Restated Credit Agreement) would be less than $250 million after giving pro forma effect to the repayment of such existing convertible notes or such senior notes at maturity, then the maturity date of the revolving loan facility shall be modified to be such date. The Restated Credit Agreement replaces the financial covenant with a maximum total net leverage ratio covenant, determined as set forth in the Restated Credit Agreement, to be tested on the last day of each fiscal quarter.

The Restated Credit Agreement also contains customary affirmative and negative covenants typical for a facility of this type that, among other things, restrict the Company's domestic restricted subsidiaries from incurring debt for borrowed money, the Company and its domestic restricted subsidiaries from granting liens to secure debt for borrowed money and entering into sale and leaseback transactions, and the Company from making certain investments and certain restricted payments.

C) Square Financial Services Lines of Credit

The Company also has uncommitted and unsecured lines of credit with certain third-party banks for short-term liquidity needs, subject to availability of funds, through Square Financial Services. There were no outstanding balances as of December 31, 2025 and 2024.

D) *Warehouse Funding Facilities*

The Company has financing arrangements with financial institutions in Australia, New Zealand, the United States, and the United Kingdom (collectively, the "Warehouse Facilities") in connection with certain of its BNPL products. The Warehouse Facilities have been arranged utilizing wholly-owned and consolidated entities (collectively, the Warehouse Special Purpose Entities ("Warehouse SPEs")) formed for the sole purpose of financing the origination of consumer receivables to partly fund certain BNPL products. Borrowings under the Warehouse Facilities are secured against the respective consumer receivables. While the Warehouse SPEs are included in our consolidated financial statements, they are separate legal entities that maintain legal ownership of the receivables they hold. The assets of the Warehouse SPEs are not available to satisfy our claims or those of our creditors.

These Warehouse Facilities have maturity dates through September 2028. As of December 31, 2025, the aggregate amount of the Warehouse Facilities, using the respective exchange rates at period-end, was $1.7 billion on a revolving basis, of which $1.4 billion was drawn and $323.9 million remained available. All Warehouse Facilities contain portfolio parameters based on performance of the underlying consumer receivables, which each respective region has satisfied as of December 31, 2025. None of the Warehouse Facilities contain corporate financial covenants.

All Warehouse Facilities are on a variable rate basis which aligns closely to the weighted-average life of the consumer receivables they finance. Borrowings under these facilities bear interest at (i) a base rate aligned to either the local risk free rate, such as Term SOFR and the Sterling Overnight Index Average or similar, and (ii) a margin which is set for the term of the availability period. The interest expense incurred on the Company's Warehouse Facilities is included within general and administrative as part of the Company's operating expenses. Interest expense on the Company's Warehouse Facilities was $49.4 million, $72.0 million, and $65.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. In addition, each Warehouse Facility requires payment of immaterial commitment fees.

The table below summarizes the future scheduled principal payments of amounts drawn on the Company's Warehouse Facilities (in thousands):

	December 31, 2025
2026 [(i)]	$ 466,942
2027	597,941
2028	300,000
Total	$ 1,364,883

[(i)] Future scheduled principal payments in 2026 are disclosed as warehouse funding facilities, current, within total current liabilities on the consolidated balance sheet.

NOTE 15 - INCOME TAXES

The domestic and foreign components of income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 1,509,181	$ 1,332,836	$ (30,304)
Foreign	180,730	24,318	1,161
Income (loss) before income taxes	$ 1,689,911	$ 1,357,154	$ (29,143)

The components of the provision for income taxes were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Current:			
Federal	$ (26,436)	$ 46,390	$ 12,003
State	24,468	38,489	14,351
Foreign	52,631	71,590	51,506
Total current provision for income taxes	50,663	156,469	77,860
Deferred:			
Federal	339,239	(1,481,491)	(58,532)
State	49,517	(189,913)	(25,072)
Foreign	(53,718)	5,592	(2,275)
Total deferred tax provision for (benefit from) income taxes	335,038	(1,665,812)	(85,879)
Total provision for (benefit from) income taxes	$ 385,701	$ (1,509,343)	$ (8,019)

The effective income tax rate for the year ended December 31, 2025 differs from the statutory federal income tax rate as follows (in thousands, except percentages):

	Year Ended December 31, 2025	
Tax at federal statutory rate	$ 357,813	21.2 %
State and local taxes, net of federal benefit [i]	72,230	4.3
Foreign tax effects		
Ireland		
Change in valuation allowance	(55,904)	(3.3)
Other	4,958	0.3
Other foreign jurisdictions	27,402	1.6
Effect of cross border tax laws		
Subpart F inclusion	21,872	1.3
Other	3,819	0.2
Tax credits		
Research and development credits	(55,885)	(3.3)
Changes in valuation allowance	(2,160)	(0.1)
Non-taxable or non-deductible items		
Share-based compensation	13,371	0.8
Other	18,975	1.1
Changes in unrecognized tax benefits	(13,605)	(0.8)
Other	(7,185)	(0.5)
Total	$ 385,701	22.8 %

[i] A multitude of states contribute to the majority (greater than 50%) of the tax effect in this category, however there is no single jurisdiction that is individually material to the state tax expense.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

	December 31, 2024	December 31, 2023
Tax at federal statutory rate	21.0 %	21.0 %
State taxes, net of federal benefit	3.9	45.9
Foreign rate differential	1.4	(175.6)
Other non-deductible expenses	2.7	(21.7)
Credits	(4.8)	292.9
Other items	0.1	(2.2)
Change in valuation allowance	0.4	11.2
Share-based compensation	(2.7)	(16.1)
Change in uncertain tax positions	1.3	(27.4)
Income (loss) inclusions of U.S. foreign subsidiaries	0.9	(216.5)
Non-deductible executive compensation	0.2	(9.2)
Non-deductible acquisition-related costs	—	(15.0)
Foreign exchange gain	0.1	174.1
Impairment loss	2.1	(60.8)
Return to provision adjustments	0.3	26.9
U.S. valuation allowance release	(96.3)	—
Internal restructuring	(44.4)	—
Non-deductible penalties	2.6	—
Total	(111.2)%	27.5 %

The following is a summary of income taxes paid for the year ended December 31, 2025 (in thousands):

	Year Ended December 31, 2025
Federal	$ 35,000
State and local	
California	19,465
Other state and local	31,869
Foreign	
United Kingdom	33,665
Other foreign	9,391
Total income taxes, net of amounts refunded	$ 129,390

The tax effects of temporary differences and related deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Capitalized costs & research and development capitalization	$ 300,263	$ 886,474
Accrued expenses	229,327	122,470
Net operating loss carryforwards	548,336	388,199
Tax credit carryforwards	530,468	485,266
Intangible and other assets	291,363	375,316
Other	213,070	250,371
Total deferred tax assets	2,112,827	2,508,096
Valuation allowance	(557,063)	(646,223)
Total deferred tax assets, net of valuation allowance	1,555,764	1,861,873
Deferred tax liabilities:		
Unrealized gain on investments	(80,433)	(36,582)
Operating lease right-of-use asset	(52,419)	(52,849)
Cryptocurrency investment	(121,309)	(133,883)
Total deferred tax liabilities	(254,161)	(223,314)
Net deferred tax assets	$ 1,301,603	$ 1,638,559
Reported on the consolidated balance sheets as (after valuation allowance and jurisdictional netting):		
Deferred tax assets	$ 1,302,776	$ 1,800,994
Deferred tax liabilities	(1,173)	(162,435)
Net deferred tax assets	$ 1,301,603	$ 1,638,559

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. The Company's deferred tax assets and liabilities are primarily related to U.S. operations. In 2025, the Company's U.S. consolidated group generated a current tax benefit resulting from, among other factors, the One Big Beautiful Bill Act (H.R. 1), which no longer requires the capitalization of certain research and development expenses under Internal Revenue Code ("IRC") Section 174. The Company's U.S. consolidated group has significant deferred tax assets in the form of net operating loss carryovers, tax credit carryovers, capitalized costs resulting from the IRC Section 174 capitalization requirement, and other tax deductible temporary differences.

The Company has maintained a valuation allowance on certain federal deferred tax assets in the form of loss carryovers that have federal limits or restrictions on utilization, foreign tax credit carryovers, and capital losses which do not have sufficient evidence of future income of the appropriate character to recognize. Further, the Company has maintained a full valuation allowance against its California deferred tax assets, which consist primarily of tax loss carryovers and tax credit carryovers. The Company does not have sufficient evidence of future income to realize the California deferred tax assets on a more likely than not basis.

The Company also has a history of tax losses in certain foreign jurisdictions, which it believes are not more likely than not to be realized as of December 31, 2025. Accordingly, the Company retained a full valuation allowance on its deferred tax assets in these jurisdictions. The amount of deferred tax assets considered realizable in future periods may change as management continues to reassess the underlying factors it uses in estimating future taxable income. The valuation allowance decreased by approximately $89.2 million and $1.4 billion during the years ended December 31, 2025 and 2024, respectively. The year ended December 31, 2024 included one-time benefits from income taxes of $1.9 billion related to both the release of the Company's valuation allowance associated with certain federal and state deferred tax assets as well as the recognition of deferred tax assets as part of internal legal entity restructuring efforts.

As of December 31, 2025, the Company had $1.4 billion of federal, $3.9 billion of state, and $755.7 million of foreign net operating loss carryforwards. The remaining federal net operating loss carryforwards have no expiration date. The state operating losses will begin to expire in 2030 and the foreign net operating loss carryforwards will begin to expire in 2026. As of December 31, 2025, the Company had $478.4 million of federal, $300.5 million of state, and $33.4 million of foreign research credit carryforwards. The remaining federal research credit carryforwards will begin to expire in 2038. The state and foreign credit carryforwards have no expiration date.

Utilization of the net operating loss carryforwards and credits may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before they are able to be utilized. The Company does not expect any previous ownership changes, as defined under Section 382 and 383 of the Internal Revenue Code, to result in an ultimate limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized.

As of December 31, 2025, the Company had unrecognized tax benefits of $626.8 million, of which $69.1 million would impact the annual effective tax rate if recognized and the remainder of which would result in a corresponding adjustment to the valuation allowance.

The change in the balance of unrecognized tax benefit was as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Unrecognized tax benefit, beginning of the period	$ 633,589	$ 465,103	$ 506,512
Gross increases (decreases) related to prior period tax positions	(24,004)	34,050	(7,348)
Gross increases (decreases) related to current period tax positions	27,221	139,217	(30,063)
Reductions related to lapse of statute of limitations	(10,051)	(4,781)	(3,998)
Unrecognized tax benefit, end of the period	$ 626,755	$ 633,589	$ 465,103

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. The Company had total accrued interest and penalties of $22.0 million, $23.8 million, and $22.1 million related to uncertain tax positions for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. The Company is currently under examination in California for tax years 2013, 2014, and 2016 and in Texas for tax years 2015 to 2019 and Illinois for tax years 2022 and 2023. The Company's various tax years starting with 2009 to 2024 remain open in various taxing jurisdictions.

NOTE 16 - STOCKHOLDERS' EQUITY

Common Stock

The Company has two classes of authorized common stock outstanding: Class A common stock and Class B common stock. Class A common stock and Class B common stock are referred to as "common stock" throughout these Notes to the Consolidated Financial Statements, unless otherwise noted. Holders of the Company's Class A common stock and Class B common stock are entitled to dividends when, as and if, declared by the Company's board of directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2025, the Company did not declare any dividends. Holders of shares of Class A common stock are entitled to one vote per share, while holders of shares of Class B common stock are entitled to ten votes per share. Shares of the Company's Class B common stock are convertible into an equivalent number of shares of its Class A common stock and generally convert into shares of its Class A common stock upon transfer. The holders of Class A common stock and Class B common stock have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

Conversion of Convertible Notes and Exercise of Convertible Note Hedges

As of the maturity date on March 1, 2025, certain holders of the 2025 Convertible Notes had converted an immaterial aggregate principal amount of their 2025 Convertible Notes. The Company settled the conversions through the issuance of an immaterial amount of shares of the Company's Class A common stock and paid a total of $1.0 billion in cash to settle the remaining unconverted principal balance, and interest, as of March 1, 2025. Additionally, there were no convertible note hedges exercised, and no shares were received as of December 31, 2025.

Warrants

In conjunction with the 2025 Convertible Notes offering, the Company sold the 2025 Warrants whereby the counterparties had the option to purchase a total of approximately 8.3 million shares of the Company's Class A common stock at a price of $161.34 per share. The 2025 Warrants expired evenly over a 60 trading day period starting on June 1, 2025 and ending on August 26, 2025. None of the warrants were exercised.

In conjunction with the 2026 Convertible Notes offering, the Company sold the 2026 Warrants whereby the counterparties have the option to purchase a total of approximately 1.9 million shares of the Company's Class A common stock at a price of $368.16 per share. The 2026 Warrants expire evenly over a 60 trading day period starting on August 1, 2026. None of the warrants were exercised as of December 31, 2025.

In conjunction with the 2027 Convertible Notes offering, the Company sold the 2027 Warrants whereby the counterparties have the option to purchase a total of approximately 1.9 million shares of the Company's Class A common stock at a price of $414.18 per share. The 2027 Warrants expire evenly over a 60 trading day period starting on February 1, 2028. None of the warrants were exercised as of December 31, 2025.

Share Repurchase Program

In November 2025, the board of directors of the Company authorized an increase to the Company's share repurchase program to repurchase up to an additional $5 billion of the Company's Class A common stock, for a total authorization of $9 billion. During the year ended December 31, 2025, the Company repurchased 36.5 million shares of its Class A common stock for an aggregate amount of $2.3 billion, excluding excise tax, which were immaterial. As of December 31, 2025, $5.3 billion remained available and authorized for repurchases under this share repurchase program.

Repurchases may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate the Company to acquire any particular amount of its Class A common stock and may be suspended at any time at the Company's discretion. The timing and number of shares repurchased will depend on a variety of factors, including the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors.

Stock Plans

The Company maintains two share-based employee compensation plans: the 2015 Equity Incentive Plan ("2015 Plan") and the 2025 Equity Incentive Plan ("2025 Plan"). The 2025 Plan became effective as of June 17, 2025 and replaced the 2015 Plan as of such date, such that no further awards will be granted under the 2015 Plan. Any awards outstanding under the 2015 Plan as of the date the 2025 Plan became effective will remain outstanding under the 2015 Plan in accordance with their existing terms.

Under the 2025 Plan, shares of the Company's Class A common stock are reserved for the issuance of incentive and nonstatutory stock options (ISOs and NSOs, respectively), stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("RSUs"), performance awards, and other stock and cash-based awards to eligible employees, directors, and consultants. The awards must be granted at a price per share not less than the fair market value at the date of grant. A maximum aggregate of 80,000,000 shares were reserved for issuance pursuant to awards under the 2025 Plan. As of December 31, 2025, there were 31.7 million shares outstanding under the 2015 Plan and 76.2 million shares available for future issuance under our 2025 Plan.

A summary of stock option activity for the year ended December 31, 2025 is as follows (in thousands, except share and per share data):

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, beginning of the period	2,578	$ 72.17	5.11	$ 67,966
Granted	1,769	55.66		
Exercised	(514)	25.83		
Forfeited	—	—		
Expired	(76)	143.45		
Outstanding, end of the period	3,757	$ 69.29	6.95	$ 29,151
Exercisable, end of the period	1,947	$ 78.37	5.27	$ 15,377

Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding, in-the-money options. Aggregate intrinsic value for stock options exercised for the years ended December 31, 2025, 2024, and 2023 was $20.2 million, $145.1 million, and $96.1 million, respectively.

The total weighted-average grant-date fair value of options granted was $28.62, $45.81, and $39.13 per share for the years ended December 31, 2025, 2024, and 2023, respectively.

Restricted Stock Activity

Activity related to RSUs during the year ended December 31, 2025 is set forth below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, beginning of the period	37,079	$ 70.51
Granted	19,273	64.19
Vested	(16,829)	72.60
Forfeited	(8,236)	67.42
Unvested, end of the period	31,287	$ 66.31

The total fair value of shares vested was $1.2 billion, $1.2 billion, and $873.0 million in the years ended December 31, 2025, 2024, and 2023, respectively.

Employee Stock Purchase Plan

The Block, Inc. Amended and Restated 2015 Employee Stock Purchase Plan ("ESPP") was approved by stockholders on June 17, 2025. The ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a discount through payroll deductions of up to 25% of eligible compensation, subject to any plan limitations. The ESPP provides for 12-month offering periods that commence on the first trading day on or after May 15 and November 15 of each year. Each offering period includes two purchase periods, which commence on the first trading day on or after November 15 and May 15, and terminate on the last trading day on or before May 15 and November 15, respectively. Employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or the last trading day of the applicable purchase period. A maximum aggregate of 34,000,000 shares of the Company's Class A common stock are available for purchase under the ESPP. As of December 31, 2025, 12.5 million shares had been purchased under the ESPP and 21.5 million shares remained available for future purchase under the ESPP.

Share-Based Compensation

The fair values of stock options granted were estimated using the following weighted-average assumptions:

	Year Ended December 31,		
	2025	**2024**	**2023**
Dividend yield	— %	— %	— %
Risk-free interest rate	3.98 %	4.65 %	3.48 %
Expected volatility	57.91 %	62.92 %	62.32 %
Expected term (years)	4.62	6.02	6.02

The following table summarizes the effects of share-based compensation on the consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Cost of revenue	$ 545	$ 707	$ 601
Product development	874,680	903,262	902,130
Sales and marketing	114,390	131,233	130,665
General and administrative	225,865	237,355	242,701
Total	$ 1,215,480	$ 1,272,557	$ 1,276,097

The Company recorded a tax expense related to stock-based compensation of $26.5 million during the year ended December 31, 2025 and a tax benefit related to stock-based compensation of $322.0 million and $228.2 million during the years ended December 31, 2024 and 2023, respectively.

The Company recorded $38.3 million, $25.0 million, and $63.3 million of share-based compensation expense related to the Company's Amended and Restated 2015 Employee Stock Purchase Plan during the years ended December 31, 2025, 2024 and 2023, respectively. The Company capitalized $31.8 million, $41.2 million, and $30.9 million of share-based compensation expense related to capitalized software during the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, there was $2.1 billion of total unrecognized compensation cost related to outstanding stock options and restricted stock awards that are expected to be recognized over a weighted-average period of 2 years.

NOTE 17 - NET INCOME (LOSS) PER SHARE

The Company computes net income (loss) per share attributable to our common stockholders using the two-class method required for multiple classes of common stock and participating securities. The holders of our Class A and Class B common stock (together, "common stock") have identical liquidation and dividend rights but different voting rights. Accordingly, we present net income (loss) per share for Class A and Class B common stock together.

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding adjusted for the dilutive effect of all potential shares of common stock. In periods when the Company reported a net loss, diluted net loss per share is the same as basic net loss per share because the effects of potentially dilutive items were anti-dilutive.

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended December 31,		
	2025	2024	2023
Basic net income per share:			
Numerator			
Net income attributable to common stockholders	$ 1,305,636	$ 2,897,047	$ 9,772
Denominator			
Shares used to compute basic net income per share	612,243	616,993	608,856
Basic net income per share	$ 2.13	$ 4.70	$ 0.02
Diluted net income per share:			
Numerator			
Net income attributable to common stockholders	$ 1,305,636	$ 2,897,047	$ 9,772
Interest expense on convertible notes	4,016	6,216	—
Net income used to compute diluted net income (loss) per share	$ 1,309,652	$ 2,903,263	$ 9,772
Denominator			
Shares used to compute basic net income per share	612,243	616,993	608,856
Stock options, restricted stock, and employee stock purchase plan	5,392	7,289	5,168
Convertible notes	5,203	12,108	—
Shares used to compute diluted net income per share	622,838	636,390	614,024
Diluted net income per share	$ 2.10	$ 4.56	$ 0.02

The following potential common shares were excluded from the calculation of diluted net income per share because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Stock options, restricted stock, and employee stock purchase plan	36,268	37,687	40,431
Convertible notes	—	—	14,297
Common stock warrants	8,248	12,108	20,243
Total anti-dilutive securities	44,516	49,795	74,971

NOTE 18 - RELATED PARTY TRANSACTIONS

In July 2019, the Company entered into a lease agreement for office space in St. Louis, Missouri, from an affiliate of one of the Company's co-founders and current member of its board of directors, Mr. Jim McKelvey, for a term of 15.5 years with options to extend the lease term for two five-year terms. The lease possession date varied by floor, beginning in May 2020. As of December 31, 2025, the Company had recorded right-of-use assets of $9.7 million and associated lease liabilities of $14.7 million related to this lease arrangement.

Under the lease agreement, the Company has an option to terminate the lease for the entire property on January 1, 2034. Termination penalties specified in the lease agreement will apply if the Company exercises the option to terminate the lease.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Operating and Finance Leases

The Company's operating leases are primarily comprised of office facilities. The Company's leases have remaining lease terms of one year to eleven years, some of which include options to extend up to five year terms, or include options to terminate the leases with advanced notice. None of the options to extend the leases have been included in the measurement of the right-of-use asset or the associated lease liability. There were no finance lease obligations as of December 31, 2025.

The components of lease costs for the year ended December 31, 2025 were as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Fixed operating lease costs	$ 56,379	$ 57,232
Variable operating lease costs	22,722	22,344
Short-term lease costs	1,504	1,939
Sublease income	(394)	(1,119)
Total lease costs	$ 80,211	$ 80,396

Other information related to operating leases was as follows:

| | Year Ended December 31, | |
	2025	2024
Weighted-average remaining lease term	5.4 years	6.2 years
Weighted-average discount rate	3.83 %	3.75 %

Cash flows related to leases were as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Cash flows from operating activities:		
Payments for operating lease liabilities	$ (71,849)	$ (74,129)
Supplemental cash flow data:		
Right-of-use assets obtained in exchange for operating lease obligations	$ 38,919	$ 36,976

Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) as of December 31, 2025 are as follows (in thousands):

2026	$ 66,746
2027	67,850
2028	61,793
2029	55,819
2030	51,204
Thereafter	44,333
Total	$ 347,745
Less: Amount representing interest	34,822
Less: Lease incentives	738
Total	$ 312,185

The Company recognized total rental expenses for operating leases of $58.2 million, $52.1 million, and $75.8 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Purchase Commitments

From time to time, we may enter into non-cancelable purchase obligations related to cloud computing infrastructure. The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, and the approximate timing of the actions under the contracts.

As of December 31, 2025, the future minimum payments under the purchase commitments were as follows (in thousands):

	Payments Due By Period
2026	$ 419,504
2027	404,504
2028	355,000
2029	370,000
2030	410,000
Thereafter	392,000
Total	$ 2,351,008

Litigation and Regulatory Matters

The Company is currently subject to, and may in the future be involved in, various litigation matters, legal claims, investigations, and regulatory proceedings.

Regulatory and Governmental Matters

The Company received subpoenas from Attorneys General from multiple states, seeking the production of information related to, among other things, Cash App's handling of customer complaints and disputes. In June 2024, the state Attorneys General presented the Company with the results of their investigations. In December 2024, the state Attorneys General presented the Company with potential terms for resolving this matter and the Company is engaging in conversations with the state Attorneys General to resolve this matter on acceptable terms. The Company is unable to predict the likely outcome of this matter, which may include one or more public orders, and cannot provide any assurance that the state Attorneys General will not ultimately take legal action against the Company or that the outcome of these matters will not have a material adverse effect on the Company. It is probable that the Company will incur a loss in connection with this matter, and the loss could be material; however, the Company cannot estimate the amount of possible loss or range of loss at this time.

The Company also received inquiries from the SEC and Department of Justice ("DOJ") shortly after the publication of a short seller report in March 2023. In July 2024, the Company received a follow-on inquiry from the SEC. The Company believes these inquiries primarily relate to the allegations raised in the short seller report, the Company's compliance and risk practices, and related disclosures. The Company continues to cooperate with both agencies. The Company is unable to predict the likely outcome of these matters and cannot provide any assurance that the SEC or DOJ will not ultimately take legal action against the Company or that the outcome of any such action, if brought, will not have a material adverse effect on the Company.

Litigation Matters

On January 17, 2025, a putative federal securities class action was filed in the U.S. District Court for the Northern District of California against the Company and certain of its officers alleging violations of Sections 10(b) and 20(a) of the Exchange Act on behalf of a putative class of persons who purchased or otherwise acquired the Company's Class A common stock between February 26, 2020 and August 1, 2024. The plaintiff alleges, among other things, that the Company made materially false or misleading statements regarding its anti-money laundering ("AML") and compliance programs and seeks unspecified damages, attorneys' fees and other costs. On June 18, 2025, plaintiffs filed an amended consolidated complaint. On January 6, 2026, the court denied the Company's motion to dismiss.

In addition, between February 5, 2025 and April 24, 2025, multiple shareholder derivative actions were filed in the U.S. District Court for the Northern District of California against certain of the Company's current and former directors and officers based on allegations substantially similar to the securities class action. The plaintiffs seek unspecified damages, attorneys' fees and other costs. On May 7, 2025, the Court ordered that the actions were related and renamed the related cases as "In re Block, Inc. Shareholder Derivative Litigation." On January 6, 2026, the court denied the Company's motions to dismiss in the derivative actions.

A separate derivative action making similar claims and requesting similar damages was filed on October 9, 2025 in the U.S. District Court for the Northern District of California that has not been consolidated.

It is reasonably possible that the Company will incur a loss in connection with these federal securities and derivative matters, and the loss could be material; however, the Company cannot estimate the amount of loss or range of loss at this time.

Tax Matters

In June 2024, the Office of the Treasurer and Tax Collector of the City and County of San Francisco (the "Tax Collector") issued an assessment of San Francisco gross receipts tax, including interest and penalties, for fiscal years 2020 through 2022, asserting the Company owes incremental taxes on a portion of the receipts generated by the Company related to sales of bitcoin. The Company paid the assessed amount of $71.4 million in January 2025. In September 2025, the Tax Collector issued an assessment of gross receipt tax, including tax, interest, and penalties, of $42.7 million for fiscal years 2023 and 2024, which the Company paid in October 2025. In both cases, the Company paid the assessment in order to preserve its rights to dispute the assessments and initiate the dispute process. The Company strongly disagrees with the Tax Collector's assessments and plans to vigorously pursue all available remedies. Given the assessed amounts must be paid to initiate the dispute process and will be returned in full or used to settle any final amount due to the Tax Collector, the Company views the amounts as deposit assets.

The Company estimates its aggregate exposure for fiscal years 2020 through 2024 could be up to $114 million, which is the full amount of the assessments already paid. The Tax Collector may continue to challenge the Company's gross receipts tax positions. The Company has currently concluded that a loss for this matter is not probable.

The Company regularly assesses the likelihood of adverse outcomes resulting from litigation and regulatory proceedings and adjusts the financial statements based on such assessments. The eventual outcome of these matters may differ materially from the estimates the Company has currently accrued in the financial statements.

In addition, the Company is subject to various legal matters, investigations, subpoenas, inquiries, audits, claims, lawsuits, arbitrations, and disputes, including with regulatory bodies and governmental agencies. The Company cannot at this time fairly estimate a reasonable range of exposure, if any, of the potential liability, if any, with respect to any of these other matters. Although the Company may be subject to an adverse decision or settlement, it does not believe that the final disposition of any of these other matters will have a material adverse effect on its results of operations, financial position, or liquidity. However, the Company cannot give any assurance regarding the ultimate outcome of any of these matters, and their resolution could be material to the Company's operating results.

NOTE 20 - SEGMENT AND GEOGRAPHICAL INFORMATION

The Company reports its segments to reflect the manner in which the Company's chief operating decision maker ("CODM") reviews and assesses performance. The Company's CODM is the Block Head and Chairperson. The Company has two reportable segments, Square and Cash App. Products and services that are not assigned to a specific reportable segment, including but not limited to TIDAL and other emerging ecosystems, are aggregated and presented within a general corporate and other category. Square and Cash App are defined as follows:

- Cash App includes the financial tools available to individuals within the mobile Cash App, including peer-to-peer payments, bitcoin and stock investments. Cash App also includes Cash App Card, which is linked to customer stored balances that customers can use to pay for purchases or withdraw funds from an ATM, as well as Cash App Borrow, which is a credit product that allows eligible customers to access short-term loans for a fee. Cash App also includes all BNPL products.

- Square includes managed payment services, software solutions, hardware, and financial services offered to sellers, excluding those that involve Cash App.

The primary financial measures used by the CODM to evaluate performance and allocate resources are revenue and gross profit. The CODM uses segment gross profit for each segment during the annual budgeting and forecasting process. Further, the CODM uses gross profit as the metric to guide the business trajectory and to consider the overall gross profit growth by segment on a quarterly basis, when making decisions about the allocation of operating and capital resources to each segment. The CODM does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not included.

The following tables present information on the reportable segments revenue and segment gross profit, as well as amounts for the "Corporate and Other" category, which includes products and services not assigned to reportable segments and intersegment eliminations (in thousands):

	Year Ended December 31, 2025			
	Cash App	Square	Corporate and Other	Total
Revenue:				
Commerce enablement revenue	$ 3,912,171	$ 7,425,962	$ 176,029	$ 11,514,162
Financial solutions revenue	3,165,594	1,011,140	—	4,176,734
Bitcoin ecosystem revenue	8,347,278	14,809	140,700	8,502,787
Segment revenue	$ 15,425,043	$ 8,451,911	$ 316,729	$ 24,193,683
Less: Cost of revenue	9,089,500	4,516,870	227,384	13,833,754
Segment gross profit	$ 6,335,543	$ 3,935,041	$ 89,345	$ 10,359,929
Interest revenue	$ 192,054	$ 38,553	$ —	$ 230,607
Amortization of acquired technology assets	$ 51,553	$ 5,297	$ —	$ 56,850

	Year Ended December 31, 2024			
	Cash App	Square	Corporate and Other	Total
Revenue:				
Commerce enablement revenue	$ 3,482,648	$ 6,840,133	$ 189,672	$ 10,512,453
Financial solutions revenue	2,409,294	841,523	—	3,250,817
Bitcoin ecosystem revenue	10,355,938	—	1,845	10,357,783
Segment revenue	$ 16,247,880	$ 7,681,656	$ 191,517	$ 24,121,053
Less: Cost of revenue	11,008,869	4,082,744	140,404	15,232,017
Segment gross profit	$ 5,239,011	$ 3,598,912	$ 51,113	$ 8,889,036
Interest revenue	$ 185,185	$ 36,837	$ —	$ 222,022
Amortization of acquired technology assets	$ 55,343	$ 7,726	$ 5,295	$ 68,364

	Year Ended December 31, 2023			
	Cash App	Square	Corporate and Other	Total
Revenue:				
Commerce enablement revenue	$ 2,986,409	$ 6,343,078	$ 200,553	$ 9,530,040
Financial solutions revenue	2,026,955	690,306	—	2,717,261
Bitcoin ecosystem revenue	9,668,322	—	—	9,668,322
Segment revenue	$ 14,681,686	$ 7,033,384	$ 200,553	$ 21,915,623
Less: Cost of revenue	10,358,223	3,904,730	147,784	14,410,737
Segment gross profit	$ 4,323,463	$ 3,128,654	$ 52,769	$ 7,504,886
Interest revenue	$ 142,222	$ 28,011	$ —	$ 170,233
Amortization of acquired technology assets	$ 56,135	$ 10,632	$ 6,062	$ 72,829

The following table provides a reconciliation of total segment gross profit to the Company's income (loss) before applicable income taxes (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Total segment gross profit	$ 10,270,584	$ 8,837,923	$ 7,452,117
Add: Corporate and other gross profit	89,345	51,113	52,769
Less: Product development	2,907,889	2,914,415	2,720,819
Less: Sales and marketing	2,273,072	1,984,265	2,019,009
Less: General and administrative	1,997,587	2,149,099	2,209,190
Less: Transaction, loan, and consumer receivable losses	1,337,246	794,221	660,663
Less: Amortization of customer and other intangible assets	135,729	154,709	174,044
Less: Interest expense (income), net	129,363	9,302	(47,221)
Less: Remeasurement loss (gain) on bitcoin investment	55,900	(420,918)	(207,084)
Less: Other expense (income), net	(166,768)	(53,211)	4,609
Income (loss) before applicable income taxes	$ 1,689,911	$ 1,357,154	$ (29,143)

Revenue

Revenue by geography is based on the addresses of the sellers or customers. The following table details revenue by geographic area (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 22,186,575	$ 22,351,832	$ 20,416,462
International	2,007,108	1,769,221	1,499,161
Total	$ 24,193,683	$ 24,121,053	$ 21,915,623

No individual country from the international markets contributed more than 10% of total revenue for the years ended December 31, 2025, 2024, and 2023.

Long-Lived Assets

The following table details long-lived assets by geographic area (in thousands):

	December 31,	
	2025	2024
United States	$ 7,281,727	$ 7,435,117
Australia	4,453,807	4,159,229
International	1,933,458	1,790,529
Total	$ 13,668,992	$ 13,384,875

Assets by reportable segment were not included, as this information is not reviewed by the CODM to make operating decisions or allocate resources, and is reviewed on a consolidated basis.

NOTE 21 - SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental disclosures of cash flow information consist of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Supplemental cash flow data:			
Cash paid for interest	$ 246,331	$ 205,776	$ 130,009
Cash paid for income taxes	129,390	270,314	81,376
Supplemental disclosures of non-cash investing and financing activities:			
Unsettled originations of consumer receivables	185,781	180,443	261,151
Right-of-use assets obtained in exchange for operating lease obligations	38,919	36,976	7,106
Purchases of property and equipment in accounts payable and accrued expenses	8,806	3,266	3,921
Deferred purchase consideration related to business combinations	—	—	2,550
Fair value of common stock issued related to business combinations	—	—	(6,658)

NOTE 22 - SUBSEQUENT EVENTS

On February 26, 2026, we announced a workforce reduction restructuring plan (the "Workforce Plan") designed to better align our organizational structure with our operating model and strategic priorities. As part of the Workforce Plan, we expect to reduce our current workforce by more than 40%. We currently estimate that we will incur charges of approximately $450 million to $500 million in connection with the Workforce Plan, consisting primarily of cash expenditures for notice period and severance payments, employee benefits, and related costs as well as non-cash expenses related to vesting of share-based awards. We expect that the majority of the restructuring charges will be incurred in the first quarter of fiscal 2026, and that the execution of the Workforce Plan will be substantially complete by the end of the second quarter of fiscal 2026. The Company's estimates are subject to a number of assumptions, and the actual costs incurred may differ materially from those initial estimates.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the quarterly period ended December 31, 2025, the following directors adopted or modified a "Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, that are each intended to satisfy the affirmative defense in Rule 10b5-1(c), as follows:

Name and Title	Action	Date of Adoption or Termination	Expiration Date	Maximum Aggregate Number of Class A Shares to be Sold
Anthony Eisen *Director*	Modification [i]	November 28, 2025	November 28, 2026, or earlier if all transactions are completed	710,000
James McKelvey *Director*	Adoption	December 1, 2025	March 10, 2027, or earlier if all transactions are completed	1,000,000 [ii]

[i] Modification of the Rule 10b5-1 plan adopted by Director Eisen on February 25, 2025.
[ii] Director McKelvey's Rule 10b5-1 trading arrangement provides for shares to be sold through the James M. McKelvey, Jr. Revocable Trust.

No other officers, as defined in Rule 16a-1(f), or directors adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the last fiscal quarter.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 ("Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) *Consolidated Financial Statements:*

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) *Financial Statement Schedules:*

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes herein.

(3) *Exhibits*

The documents listed in the following Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K):

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended.	10-K	001-37622	3.1	February 24, 2022
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-37622	3.1	October 21, 2022
4.1	Indenture, dated November 13, 2020, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (2026 Convertible Notes).	8-K	001-37622	4.1	November 13, 2020
4.2	Supplemental Indenture, dated January 21, 2025, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (2026 Convertible Notes).	10-K	001-37622	4.6	February 24, 2025
4.3	Form of 0% Convertible Senior Note due 2026 (included in Exhibit 4.5).	8-K	001-37622	4.2	November 13, 2020
4.4	Indenture, dated November 13, 2020, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (2027 Convertible Notes).	8-K	001-37622	4.3	November 13, 2020
4.5	Supplemental Indenture, dated January 21, 2025, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (2027 Convertible Notes).	10-K	001-37622	4.9	February 24, 2025
4.6	Form of 0.25% Convertible Senior Note due 2027 (included in Exhibit 4.8).	8-K	001-37622	4.4	November 13, 2020
4.7	Indenture, dated as of May 20, 2021, by and between Square, Inc. and Bank of New York Mellon Trust Company, N.A., as Trustee (2.75% Senior Notes due 2026).	8-K	001-37622	4.1	May 20, 2021
4.8	Form of 2.75% Senior Note due 2026 (included in Exhibit 4.11).	8-K	001-37622	4.2	May 20, 2021
4.9	Indenture, dated as of August 18, 2025, by and between Block, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (5.625% Senior Notes due 2030).	8-K	001-37622	4.1	August 18, 2025
4.10	Form of 5.625% Senior Note due 2030 (included in Exhibit 4.10).	8-K	001-37622	4.2	August 18, 2025
4.11	Indenture, dated as of May 20, 2021 by and between Square, Inc. and Bank of New York Mellon Trust Company, N.A., as Trustee (3.50% Senior Notes due 2031).	8-K	001-37622	4.3	May 20, 2021
4.12	Form of 3.50% Senior Note due 2031 (included in Exhibit 4.13).	8-K	001-37622	4.4	May 20, 2021

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date
			Incorporated by Reference		
4.13	Indenture, dated as of May 9, 2024, by and between Block, Inc. and Bank of New York Mellon Trust Company, N.A., as Trustee (6.50% Senior Notes due 2032).	8-K	001-37622	4.1	May 9, 2024
4.14	Form of 6.50% Senior Note due 2032 (included in Exhibit 4.15).	8-K	001-37622	4.2	May 9, 2024
4.15	Indenture, dated as of August 18, 2025 by and between Block, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (6.000% Senior Notes due 2033).	8-K	001-37622	4.3	August 18, 2025
4.16	Form of 6.000% Senior Note due 2033 (included in Exhibit 4.16).	8-K	001-37622	4.4	August 18, 2025
4.17	Description of Class A Common Stock.	10-K	001-37622	4.17	February 24, 2025
10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1/A	333-207411	10.1	November 6, 2015
10.2.1+	Block, Inc. 2025 Equity Incentive Plan.	S-8	333-288249	99.1	June 23, 2025
10.2.2+	Form of Restricted Stock Unit Award and Restricted Stock Unit Agreement (Directors).	S-8	333-288249	99.2	June 23, 2025
10.2.3+	Form of Restricted Stock Unit Award and Restricted Stock Unit Agreement (Employees).	S-8	333-288249	99.3	June 23, 2025
10.2.4+	Form of Restricted Stock Award and Restricted Stock Agreement.	S-8	333-288249	99.4	June 23, 2025
10.2.5+	Form of Stock Option Grant and Stock Option Agreement.	S-8	333-288249	99.5	June 23, 2025
10.3.1+	Block, Inc. 2015 Equity Incentive Plan, as amended and restated.	10-K	001-37622	10.2.1	February 24, 2022
10.3.2+	Form of Restricted Stock Unit Award and Restricted Stock Unit Agreement.	10-K	001-37622	10.2.2	February 24, 2025
10.3.3+	Form of Restricted Stock Award and Restricted Stock Agreement.	10-K	001-37622	10.2.3	February 24, 2022
10.3.4+	Form of Stock Option Grant and Stock Option Agreement.	10-K	001-37622	10.2.4	February 24, 2025
10.4+	Block, Inc. 2015 Employee Stock Purchase Plan as amended and restated.	10-Q	001-37622	10.6	August 7, 2025
10.5+	Square, Inc. Executive Incentive Compensation Plan.	S-1	333-207411	10.5	October 14, 2015
10.6	Block, Inc. Outside Director Compensation Policy, as amended and restated.	10-K	001-37622	10.6	February 24, 2025
10.7+	Form of Change of Control and Severance Agreement between the Registrant and certain of its executive officers.	S-1	333-207411	10.7	October 14, 2015
10.8+	Form of Change of Control and Severance Agreement between the Registrant and certain of its executive officers entered into on and after January 27, 2020.	10-K	001-37622	10.8	February 22, 2024
10.9+	Offer Letter between the Registrant and Jack Dorsey, dated as of March 7, 2016.	10-K	001-37622	10.8	March 10, 2016
10.10+	Offer Letter between the Registrant and Amrita Ahuja, dated as of December 16, 2018.	8-K	001-37622	10.1	January 4, 2019
10.11	Revolving Credit Agreement dated as of May 1, 2020 among the Registrant, the Lenders Party Thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	May 6, 2020
10.12	First Amendment to Credit Agreement, dated as of May 28, 2020, among the Registrant, the Lenders Party Thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	June 3, 2020
10.13	Second Amendment to Credit Agreement, dated as of November 9, 2020, among the Registrant, the Lenders Party Thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.6	November 10, 2020
10.14	Third Amendment to Credit Agreement, dated as of January 28, 2021, by and among the Registrant, the Lenders party thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	February 3, 2021
10.15	Fourth Amendment to Credit Agreement, dated as of May 25, 2021, by and among Square, Inc., the lenders party thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	May 26, 2021

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.16	Fifth Amendment to Credit Agreement, dated as of January 28, 2022, by and among Block, Inc., the lenders party thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	January 31, 2022
10.17	Sixth Amendment to Credit Agreement, dated as of February 23, 2022, by and among Block, Inc., the lenders party thereto, and Goldman Sachs Bank USA, as Administrative Agent.	10-K	001-37622	10.21	February 24, 2022
10.18	Seventh Amendment to Credit Agreement, dated as of June 9, 2023, among Block, Inc., the lenders party thereto and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	June 9, 2023
10.19	Eighth Amendment to Credit Agreement, dated as of March 29, 2024, among Block, Inc., the lenders that are party thereto and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	April 1, 2024
10.20	Amended and Restated Revolving Credit Agreement, dated as of January 14, 2026, among the Company, the Lenders Party Thereto, and Goldman Sachs Bank USA, as Administrative Agent.	8-K	001-37622	10.1	January 14, 2026
10.21	Form of Convertible Note Hedge Confirmation.	8-K	001-37622	10.2	May 25, 2018
10.22	Form of Warrant Confirmation.	8-K	001-37622	10.3	May 25, 2018
10.23	Form of Convertible Note Hedge Confirmation.	8-K	001-37622	10.2	March 5, 2020
10.24	Form of Warrant Confirmation.	8-K	001-37622	10.3	March 5, 2020
10.25	Form of Convertible Note Hedge Confirmation (2026 Convertible Notes).	8-K	001-37622	10.2	November 10, 2020
10.26	Form of 2026 Warrant Confirmation.	8-K	001-37622	10.4	November 10, 2020
10.27	Form of Convertible Note Hedge Confirmation (2027 Convertible Notes).	8-K	001-37622	10.3	November 10, 2020
10.28	Form of 2027 Warrant Confirmation.	8-K	001-37622	10.5	November 10, 2020
19.1	Block, Inc. Insider Trading Policy and Guidelines with Respect to Certain Transactions in Securities.	10-K	001-37622	19.1	February 24, 2025
21.1*	List of subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1*	Financial Restatement Clawback Policy				
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

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*   Filed herewith.

\+   Indicates management contract or compensatory plan.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

BLOCK, INC.

By: /s/ Jack Dorsey
          Jack Dorsey
          Block Head and Chairperson
          (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jack Dorsey, Amrita Ahuja, and Chrysty Esperanza, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jack Dorsey Jack Dorsey	Block Head and Chairperson (Principal Executive Officer)	February 26, 2026
/s/ Amrita Ahuja Amrita Ahuja	Chief Financial Officer & Chief Operating Officer (Principal Financial Officer)	February 26, 2026
/s/ Ajmere Dale Ajmere Dale	Chief Accounting Officer (Principal Accounting Officer)	February 26, 2026
/s/ Roelof Botha Roelof Botha	Director	February 26, 2026
/s/ Amy Brooks Amy Brooks	Director	February 26, 2026
/s/ Shawn Carter Shawn Carter	Director	February 26, 2026
/s/ Paul Deighton Paul Deighton	Director	February 26, 2026
/s/ Anthony Eisen Anthony Eisen	Director	February 26, 2026
/s/ Randy Garutti Randy Garutti	Director	February 26, 2026
/s/ Jim McKelvey Jim McKelvey	Director	February 26, 2026
/s/ Mary Meeker Mary Meeker	Director	February 26, 2026
/s/ Neha Narula Neha Narula	Director	February 26, 2026